
04032642

Introducing one company with two companies of experience.


ST PAUL
TRAVELERS

2003 Report to Shareholders

One company with the experience of two — that's St. Paul Travelers.

St. Paul Travelers was formed in April 2004 through the merger of The St. Paul Companies and Travelers Property Casualty, two of the nation's leading property casualty insurance companies.

The company offers insurance to a wide variety of businesses and other organizations, as well as individuals, through independent insurance agents and brokers. The company also holds a 79 percent majority interest in Nuveen Investments.

Now the second-largest commercial U.S. property casualty insurance company in terms of direct written premium, St. Paul Travelers has total pro forma assets of approximately $109 billion, shareholders' equity of $20 billion and a total capital base of $26 billion.



Jay S. Fishman
President & CEO

Robert I. Lipp
Chairman

To St. Paul Travelers Shareholders,

The year 2003 was significant for The St. Paul Companies and Travelers Property Casualty for many reasons — most notably, for our decision to combine both companies, creating St. Paul Travelers. Our merger transaction was premised on the combination of two well-positioned companies to create one of great strength. We firmly believe that as a result, we have the opportunity to create a new entity that will be much more than the sum of its former parts.

Throughout 2003, Travelers and The St. Paul each implemented business strategies focused on long-term, profitable growth with leading independent agents and brokers. We enjoyed generally favorable market conditions, which resulted in successful execution of both companies' strategies.

For the year ended Dec. 31, 2003:

- Travelers Property Casualty produced a very strong performance, with net income of $1.7 billion. This generated a return on shareholders' equity of 15.3 percent for the year.
- The St. Paul Companies delivered improved results in ongoing businesses but continued to be impacted by prior-year reserve issues largely related to runoff businesses. The company produced net income of $661 million and returned 10.6 percent on shareholders' equity for the year.

The St. Paul – Travelers Merger

When we began our discussions with respect to the merger in the summer of 2003, we quickly became enthusiastic at the prospect of bringing our companies together. Looking broadly at the property casualty insurance landscape, we saw a window of opportunity to combine two strong carriers with exceptional talent and complementary product offerings, geographic reach and corporate cultures. We anticipated that, with careful planning and disciplined execution, we would have the potential to realize $350 million in annualized expense savings, as well as significant economies of scale, following the merger's close. Also, in the near term, we knew that we could expand existing distribution relationships to realize revenue gains. Early evidence confirms our initial optimism on both points.

Longer term, we have the opportunity to demonstrate the value of our franchise to our agents and brokers. We believe that our distributors' businesses will become more productive and profitable as they expand their relationship with St. Paul Travelers. This should ultimately help us gain market share in a disciplined and profitable manner.

St. Paul Travelers Competitive Advantages

- On a pro forma basis, St. Paul Travelers had total revenues of $23.7 billion for 2003, which place us among the 100 largest U.S. companies. Based on 2002 direct written premium data published by A.M. Best, we are the second-largest writer of commercial insurance in the United States, with a No. 1 or No. 2 position in 35 of 50 states. Based on the same data, we are also the second-largest writer of personal insurance through independent agents countrywide. That said, we still have ample opportunity to grow. In an industry where size matters, we believe that our capitalization and geographic reach place us at a distinct advantage relative to smaller competitors due to our increased ability to diversify risk across industries, products and geographic regions.

  Our increased size and our level of combined earnings potential will also better position us to absorb the shocks to which our industry is prone, both natural and man-made. They will also allow us to make increased investments in the technology, training and people that provide us the opportunity to maintain the leading-edge competitive advantages that we deliver to agents and brokers. Finally, our size and strength should allow us to rely less on reinsurance, which we believe to be a meaningful competitive advantage.

- We believe that insurance carriers' success will increasingly be driven by their ability to build effective partnerships with key agents and brokers, and we believe St. Paul Travelers is well-positioned to be the market of choice for our distribution force. As a result of our merger, we are able to bring together the best of two outstanding organizations to offer agents superior expertise in underwriting, risk management and claims management for a wide variety of both standard and specialty commercial risks. Coupled with a strong field management staff, strong brand names and award-winning systems, we have a great deal to offer our key distributors.

  Most importantly, we believe long-term success in our industry comes from listening to our distributors, working closely with them, and investing in processes that help them grow their businesses. Our intention is not to use our size to leverage our agency partners, but to create new opportunities for them to leverage our resources and grow their share of business with us.

- The key to delivering effective coverage, risk management and claims handling solutions is our people. One of the many reasons we are so excited about the merger is the opportunity it offers to bring together two terrific groups of insurance professionals. St. Paul Travelers is fortunate to have the best talent from many predecessor companies, in addition to Travelers Property Casualty and The St. Paul Companies. These include individuals from Aetna's property-casualty operations and USF&G, as well as some recent additions from Kemper, Atlantic Mutual and Royal & SunAlliance. This melting pot of talent has created a team of professionals with a wealth of experience and diversity of perspective.

  We believe in the corporate philosophy of meritocracy — by which we mean recognizing and rewarding superior performance from our people. Independently, both companies employed detailed metrics to assess the results of each operation, and this performance measurement system will continue to be a fundamental tool for our new company. We believe this commitment to recognizing and rewarding profitable performance will continue to attract the best and brightest talent in our industry and will contribute to our bottom-line performance.

- Disciplined execution is central to our company's strategy. Our business leaders pride themselves on employing a series of unique, home-grown tools to identify business that is likely to deliver appropriate returns over the long term. We believe in pricing products at sound levels, understanding that in the short term, this may mean passing up business that does not meet our guidelines. An important part of our commitment to being a growth partner for our agents and brokers is ensuring that we position ourselves to remain a healthy market, which our agents can count on consistently over the long term. In addition, we believe that maintaining a low expense ratio helps position us to compete in the marketplace while delivering attractive returns to shareholders. We will continue to cultivate a culture of expense discipline among our employees, most of whom are also shareholders, and encourage them to always "spend money as if it were your own."

- We believe in always doing more, and delivering more than expected. This commitment extends to all those we touch through our work – our shareholders, our customers, our agents and brokers, our colleagues and the communities in which we do business. We have expanded our commitment to investing in the quality of life in the communities in which we do business, and our overall corporate giving will exceed $15 million in 2004. In addition to our corporate giving program, we encourage and enable employees to make volunteerism and charitable giving a part of their work life. As a result, in 2003 our employees contributed substantially of their own resources and volunteered thousands of hours in support of non-profit organizations that invest in human potential and help make our communities better places in which to live and work.

Outlook

Looking ahead, we enjoy an unprecedented opportunity to focus on expanding our company's business. We expect our increased size and expert underwriting, claims handling and risk management resources to enable St. Paul Travelers to grow profitably. Overall, our goal remains to deliver top-tier returns on our shareholders' equity over the long term.

We expect market conditions to remain favorable for the remainder of 2004. While we expect a moderation of 2003's double-digit premium growth, the combination of current rate levels and anticipated loss trends should continue to generate attractive margins in our businesses.

Legislative issues will continue to have the potential to impact our company significantly. Asbestos litigation remains a serious concern, and we urge Congress to pass legislation to stop the tide of spurious lawsuits and ensure that adequate funds are available to compensate those who have truly been harmed. Extension of the Terrorism Risk Insurance Act is necessary to ensure the continued availability of terrorism coverage and workers' compensation coverage. In our view, these are issues that go beyond the scope of the insurance industry, with the potential to impact the national economy as a whole. St. Paul Travelers will take an active role in seeking passage of common-sense legislation in these and other areas.

In closing, we would like to thank the people who made our merger possible. Our employees have done, and continue to do, an exemplary job of taking care of business and staying focused on customers during a demanding integration process. We understand that since we announced the merger in mid-November, employees have been working diligently, sometimes under difficult conditions, with a commitment to getting the job done right. Without their support, this extraordinary opportunity would not be possible.

Our directors have offered invaluable counsel and support at critical junctures. The boards of The St. Paul Companies and Travelers Property Casualty worked exceptionally hard and demonstrated a high degree of professionalism and a sincere concern for all constituents involved in the merger. We thank them for their continuing service and wise counsel.

The support we have received from our agents and brokers for our direction and strategy has been encouraging. Our business partners are the best in the industry, and many of them have spent considerable time giving us advice and guidance to ensure that we accomplish our mission with success. We thank them for their time and input.

Finally, we thank our shareholders for their continuing commitment to our vision: to be the company that always works hard to come through.



Robert I. Lipp
Chairman



Jay S. Fishman
President & CEO

June 1, 2004

Financial Highlights

(as of and for the year ended Dec. 31, 2003)

(Dollar amounts in millions, except per share amounts)	Historical Travelers	Historical St. Paul	Pro-Forma St. Paul Travelers (unaudited)
Net Earned Premiums	$12,545	$ 7,039	$ 19,584
Total Revenues	$15,139	$ 8,854	$ 23,683
Income from Continuing Operations	$ 1,696	$ 699	$ 2,164
Earnings Per Diluted Common Share (from Continuing Operations)	$ 1.68	$ 2.88	$ 3.19
Total Investments	$38,653	$23,180	$ 62,116
Total Assets	$64,872	$42,786	$109,746
Shareholders' Equity	$11,987	$ 6,225	$ 20,667

	Travelers	St. Paul	St. Paul Travelers
Total Employees	21,300	8,900	30,200

The financial information presented here has been derived from and should be read in conjunction with the Unaudited Pro Forma Condensed Combined Financial Statements and related notes that begin on page 10. This information does not reflect the effect of revenue enhancements, expense efficiencies, synergies, restructuring charges or asset dispositions that may result from the merger. The pro forma financial information should not be relied upon as being indicative of the historical results that would have occurred had the companies been combined or the future results that may be achieved after the merger.

St. Paul Travelers At A Glance

On April 1, 2004, Travelers Property Casualty merged with a subsidiary of The St. Paul Companies to form St. Paul Travelers. The merged company offers a wide variety of insurance and surety products, as well as risk management services, to numerous types of businesses, organizations and individuals. Our products are distributed primarily through U.S. independent insurance agents and brokers.

St. Paul Travelers is organized into the following major businesses:

Commercial Lines
Commercial Lines offers a broad array of property and casualty insurance and insurance-related services to its clients, which range from small "main street" businesses to Fortune 100 corporations. Commercial Lines is organized into marketing and underwriting groups with a specialized focus on a particular market or product. These groups include Select Accounts, which markets packaged property and casualty coverages to small- to mid-sized businesses; Commercial Accounts, which markets tailored insurance products and services to mid-sized businesses; and National Accounts, which markets insurance and risk management services to large companies and also provides claims administration for state-mandated workers' compensation pools. In addition, specialized units are dedicated to underwriting large property schedules and coverages marketed to national associations, and to serving the needs of the inland marine, agriculture, commercial trucking, and boiler and machinery markets.

Specialty Commercial
Specialty Commercial includes a number of marketing groups that meet the needs of markets requiring dedicated expertise or specialized coverages. Business units focus on providing surety, executive liability, crime, catastrophe risk, and umbrella and excess liability products to businesses and non-profit entities of all types and sizes. Other units focus on meeting the coverage needs of industries including construction, financial and professional services, technology, ocean marine, and oil and gas, and the public sector market. This business also includes our specialty international operations in the U.K., Ireland and Canada and our operations at Lloyd's.

Personal Lines
Personal Lines offers a broad array of property and casualty insurance products to individual customers under the Travelers and four subsidiary company brands. Personal Lines products include automobile, homeowners and other personal coverages including tenant, condominium, boat, yacht, umbrella and valuable items coverage. Personal Lines products are distributed primarily through a network of more than 10,000 independent agents, as well as through sponsoring organizations such as employee and affinity groups and joint marketing arrangements.

Nuveen Investments
St. Paul Travelers holds a 79 percent majority interest in Nuveen Investments Inc., which provides high-quality investment services that contribute to building well-diversified, core investment portfolios. Nuveen serves financial advisors and their high-net-worth clients, as well as a growing number of institutional clients. Nuveen Investments is listed on The New York Stock Exchange and trades under the symbol "JNC."

Management Team

Robert I. Lipp
Chairman

Jay S. Fishman
President & CEO

John MacColl
Vice Chairman & General Counsel

Charles J. Clarke
Vice Chairman

Irwin R. Ettinger
Vice Chairman

Jay S. Benet
Executive Vice President & Chief Financial Officer

Douglas G. Elliot
CEO, General Commercial & Personal Lines

T. Michael Miller
CEO, Specialty Commercial

Joseph P. Lacher
Executive Vice President, Personal Lines

Brian MacLean
Executive Vice President, Claim

Timothy M. Yessman
Executive Vice President, Claim

Andy F. Bessette
Executive Vice President & Chief Administrative Officer

William H. Heyman
Executive Vice President & Chief Investment Officer

Samuel G. Liss
Executive Vice President, Strategic Development

Maria Olivo
Executive Vice President, Investor Relations & Financial Planning and Analysis

Kent D. Urness
CEO, International

Bruce A. Backberg
Senior Vice President, Corporate Secretary

John P. Clifford
Senior Vice President, Human Resources

William A. Bloom
Senior Vice President & Chief Information Officer

Timothy R. Schwertfeger
Chairman & CEO, Nuveen Investments

Board of Directors

Howard P. Berkowitz
CEO, BlackRock HPB

Kenneth J. Bialkin
Partner, Skadden, Arps, Slate, Meagher & Flom LLP

Carolyn H. Byrd
Chairman and CEO, GlobalTech Financial, LLC

John H. Dasburg
Chairman and CEO, ASTAR Air Cargo, Inc.

Leslie B. Disharoon
Retired Chairman of the Board, President and CEO, Monumental Corporation

Janet M. Dolan
President and CEO, Tennant Company

Kenneth M. Duberstein
Chairman and CEO, The Duberstein Group, Inc.

Jay S. Fishman
President and CEO, St. Paul Travelers

Lawrence G. Graev
President and CEO, The GlenRock Group and Counsel, King & Spalding

Meryl D. Hartzband
Senior Principal and Investment Director, MMC Capital, Inc., subsidiary of Marsh & McLennan Companies, Inc.

Thomas R. Hodgson
Retired President and Chief Operating Officer, Abbott Laboratories

William H. Kling
President, Minnesota Public Radio and American Public Media Group

James A. Lawrence
Executive Vice President and Chief Financial Officer, General Mills, Inc.

Robert I. Lipp
Chairman, St. Paul Travelers

Blythe J. McGarvie
President, Leadership for International Finance

Glen D. Nelson, M.D.
Retired Vice Chairman, Medtronic, Inc.

Clarence Otis, Jr.
Executive Vice President, Darden Restaurants, Inc.

Jeffrey M. Peek
President and Chief Operating Officer, CIT Group, Inc.

Nancy A. Roseman
Dean, Williams College

Charles W. Scharf
CEO, Retail Division, Bank One

Gordon M. Sprenger
Retired President and CEO, Allina Health System, Inc.

Frank J. Tasco
Retired Chairman of the Board and CEO, Marsh & McLennan Companies, Inc.

Laurie J. Thomsen
Former Co-founding General Partner, Prism Venture Partners

Board Committees

Audit	Compensation	Executive	Governance	Investment & Capital Markets	Risk
Tasco (Chair)	Disharoon (Chair)	Lipp (Co-Chair)	Disharoon (Co-Chair)	Dasburg (Chair)	Hodgson (Chair)
Dasburg (Vice-Chair)	Duberstein	Fishman (Co-Chair)	Nelson (Co-Chair)	Bialkin	Berkowitz
McGarvie (Vice-Chair)	Graev	Dasburg	Dolan	Byrd	Dolan
Byrd	McGarvie	Disharoon	Duberstein	Hartzband	Hartzband
Hodgson	Nelson	Hodgson	Graev	Kling	Lawrence
Kling	Peek	McGarvie	Peek	Roseman	Scharf
Otis		Nelson	Tasco	Scharf	Sprenger
Thomsen		Tasco	Thomsen	Sprenger	Thomsen

INTRODUCTION

As previously announced, on April 1, 2004, Travelers Property Casualty Corp. ("TPC") merged with a subsidiary of The St. Paul Companies, Inc. ("SPC"), as a result of which TPC has become a wholly owned subsidiary of SPC, now known as The St. Paul Travelers Companies, Inc. (together with its subsidiaries, "St. Paul Travelers"). Each share of TPC par value $0.01 class A common stock and par value $0.01 class B common stock was exchanged for 0.4334 of a share of St. Paul Travelers common stock without designated par value. For accounting purposes, this transaction will be accounted for as a reverse acquisition with TPC treated as the accounting acquirer. Accordingly, this transaction will be accounted for as a purchase business combination, using TPC historical financial information and applying fair value estimates to the acquired assets, liabilities, and commitments of SPC as of April 1, 2004. Beginning April 1, 2004, the results of operations and financial condition of SPC will be consolidated with Travelers. Please see Note 19 - Subsequent Event (Unaudited) to the Consolidated Financial Statements for additional information.

Unless stated otherwise, the information below pertains only to the business of TPC and its consolidated subsidiaries (collectively, "Travelers") prior to, and without giving effect to, the merger. For additional information regarding SPC or St. Paul Travelers, please refer to their respective filings with the Securities and Exchange Commission ("SEC").

On May 10, 2004, St. Paul Travelers filed its Form 10-Q as of and for the period ended March 31, 2004. Share and per share amounts for all periods presented were restated to reflect the exchange of TPC's common stock for St. Paul Travelers common stock. Accordingly, those amounts will differ from the historical amounts presented in the Travelers Consolidated Financial Statements included in this Annual Report to Shareholders.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

The preliminary Unaudited Pro Forma Condensed Combined Balance Sheet as of December 31, 2003 combines the historical consolidated balance sheets of SPC and TPC, giving effect to the merger as if it had been consummated on December 31, 2003. The preliminary Unaudited Pro Forma Condensed Combined Income Statement for the year ended December 31, 2003 combines the historical consolidated statements of income of SPC and TPC giving effect to the merger as if it had occurred on January 1, 2003. We have adjusted the historical consolidated financial statements to give effect to pro forma events that are (1) directly attributable to the merger, (2) factually supportable and (3) with respect to the statement of income, expected to have a continuing impact on the combined results. You should read this information in conjunction with the:

- accompanying notes to the preliminary Unaudited Pro Forma Condensed Combined Financial Statements;
- SPC's separate historical financial statements as of and for the year ended December 31, 2003 included in SPC's Annual Report on Form 10-K for the year ended December 31, 2003;
- TPC's separate historical financial statements as of and for the year ended December 31, 2003 included in TPC's Annual Report on Form 10-K for the year ended December 31, 2003.

The preliminary Unaudited Pro Forma Condensed Combined Financial Statements have been prepared for informational purposes only. The preliminary Unaudited Pro Forma Condensed Combined Financial Statements are not necessarily indicative of what the financial position or results of operations actually would have been had the merger been completed at the dates indicated. In addition, the preliminary Unaudited Pro Forma Condensed Combined Financial Statements do not purport to project the future financial position or operating results of the combined company. The preliminary Unaudited Pro Forma Condensed Combined Financial Statements do not give consideration to the impact of possible revenue enhancements, expense efficiencies, synergies or asset dispositions.

The preliminary Unaudited Pro Forma Condensed Combined Financial Statements have been prepared using the purchase method of accounting with TPC treated as the accounting acquirer. Accordingly, TPC's estimated cost to acquire SPC has been allocated to the acquired assets, liabilities and commitments based upon their estimated fair values at the dates indicated. The allocation of the purchase price is preliminary and is dependent upon certain valuations and other studies that have not progressed to a stage where there is sufficient information to make a definitive allocation. Accordingly, the final purchase accounting adjustments may be materially different from the preliminary unaudited pro forma adjustments presented herein.

UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET

	At December 31, 2003				
	Historical TPC	Historical SPC	Pro Forma Adjustments		Pro Forma St. Paul Travelers
			(in millions)		
Assets					
Fixed maturities, available for sale at fair value	$ 33,045	$18,021	$ —		$ 51,066
Equity securities, at fair value	733	190	—		923
Mortgage loans	211	63	—		274
Investment real estate	—	775	283	(a)	1,058
Short-term securities	2,138	2,709	—		4,847
Trading securities, at fair value	57	—	—		57
Other investments	2,469	1,422	—		3,891
Total investments	38,653	23,180	283		62,116
Cash	352	150	—		502
Investment income accrued	362	248	—		610
Premium balances receivable	4,089	2,486	—		6,575
Reinsurance recoverables	11,174	8,718	(417)	(b)	19,475
Deferred policy acquisition costs	965	695	(78)	(c)	1,582
Deferred federal income taxes	678	1,285	(296)	(d)	1,667
Contractholder receivables	3,121	1,585	—		4,706
Goodwill	2,412	926	(926)	(e)	5,257
			2,845	(e)	
Other intangibles	422	139	(139)	(f)	1,622
			1,200	(f)	
Other assets	2,644	3,374	(384)	(g)	5,634
Total assets	$ 64,872	$42,786	$ 2,088		$109,746
Liabilities					
Claims and claim adjustment expense reserves	$ 34,573	$21,035	$ (761)	(h)	$ 54,847
Unearned premium reserves	7,111	4,248	—		11,359
Contractholder payables	3,121	1,585	—		4,706
Commercial paper	—	322	—		322
Long-term debt	1,756	2,057	160	(i)	3,973
Convertible junior subordinated notes payable	869	—	—		869
Convertible notes payable	49	—	—		49
Equity unit related debt	—	443	24	(i)	467
SPC-obligated mandatorily redeemable preferred securities of trusts holding solely subordinated debentures of SPC	—	928	109	(i)	1,037
Other liabilities	5,406	5,943	101	(j)	11,450
Total liabilities	52,885	36,561	(367)		89,079
Shareholders' equity					
Preferred stock:					
Stock Ownership Plan - convertible preferred stock	—	98	119	(k)	217
Guaranteed obligation - Stock Ownership Plan	—	(23)	(2)	(k)	(25)
Common stock:					
No par value	—	2,655	14,474	(n,o,p)	17,129
Class A	5	—	(5)	(l)	—
Class B	5	—	(5)	(l)	—
Additional paid-in capital	8,705	—	(8,705)	(l)	—
Retained earnings	2,290	2,874	(2,874)	(m)	2,290
Accumulated other changes in equity from nonowner sources	1,086	621	(621)	(m)	1,086
Treasury stock, at cost	(74)	—	74	(l)	—
Unearned compensation	(30)	—	—		(30)
Total shareholders' equity	11,987	6,225	2,455		20,667
Total liabilities and shareholders' equity	$ 64,872	$42,786	$ 2,088		$109,746

See accompanying Notes to the Unaudited Pro Forma Condensed Combined Financial Statements.

UNAUDITED PRO FORMA CONDENSED COMBINED INCOME STATEMENT

	For the Year Ended December 31, 2003				
	Historical TPC	Historical SPC	Pro Forma Adjustments		Pro Forma St. Paul Travelers
	(in millions, except per share data)				
Revenues					
Premiums	$12,545	$7,039	$ —		$19,584
Net investment income	1,869	1,120	(310)	(q)	2,679
Fee income	560	59	—		619
Asset management	—	453	—		453
Net realized investment gains	38	73	—		111
Other revenues	127	110	—		237
Total revenues	15,139	8,854	(310)		23,683
Claims and expenses					
Claims and claim adjustment expenses	9,119	5,208	(57)	(r)	14,270
Amortization of deferred policy acquisition costs	1,984	1,564	(375)	(s)	3,173
Interest expense	166	187	(37)	(t)	316
General and administrative expenses	1,641	1,010	514	(u)	3,165
Total claims and expenses	12,910	7,969	45		20,924
Income from continuing operations before income taxes and minority interest	2,229	885	(355)		2,759
Income taxes	537	156	(124)	(v)	569
Minority interest, net of tax	(4)	30	—		26
Income from continuing operations	$ 1,696	$ 699	$ (231)		$ 2,164
Per common share information					
Earnings per common share-continuing operations:					
Basic	$ 1.69	$ 3.00			$ 3.25
Diluted	$ 1.68	$ 2.88			$ 3.19
Weighted average common shares outstanding and common stock equivalents:					
Basic	1,002.0	227.7			662.0
Diluted	1,007.3	239.6			676.2

See accompanying Notes to the Unaudited Pro Forma Condensed Combined Financial Statements.

NOTES TO THE UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

Note 1 — Basis of Pro Forma Presentation

On April 1, 2004, Travelers Property Casualty Corp. ("TPC") merged with a subsidiary of The St. Paul Companies, Inc. ("SPC"), as a result of which TPC has become a wholly owned subsidiary of SPC, now known as The St. Paul Travelers Companies, Inc. (together with its subsidiaries, "St. Paul Travelers"). Each share of TPC class A and class B common stock was exchanged for 0.4334 of a share of St. Paul Travelers common stock. Share and per share amounts for all periods presented have been restated to reflect the exchange of TPC common stock for St. Paul Travelers common stock. For accounting purposes, this transaction will be accounted for as a reverse acquisition with TPC treated as the accounting acquirer. Accordingly, the transaction will be accounted for as a purchase business combination, using TPC's historical financial information and applying fair value estimates to the acquired assets, liabilities and commitments of SPC as of April 1, 2004.

The preliminary Unaudited Pro Forma Condensed Combined Balance Sheet as of December 31, 2003 reflects the merger as if it occurred on December 31, 2003. The preliminary Unaudited Pro Forma Condensed Combined Income Statement for the year ended December 31, 2003 reflects the merger as if it occurred on January 1, 2003. The pro forma adjustments herein reflect an exchange ratio of 0.4334 of a share of SPC common stock for each of the 505.7 million shares of TPC class A common stock outstanding and of the 499.8 million shares of TPC class B common stock outstanding at December 31, 2003.

The stock price used in determining the preliminary estimated purchase price is based on an average of the closing price of SPC common stock for the two trading days before through the two trading days after November 17, 2003, the day SPC and TPC announced their merger agreement. The preliminary estimated purchase price also includes the fair value of the SPC stock options, the fair value adjustment to SPC's preferred stock and other costs of the transaction, and is calculated as follows:

Number of shares of SPC common stock outstanding as of December 31, 2003 (in thousands)	228,393
SPC's average stock price for the two trading days before through the two trading days after November 17, 2003, the day SPC and TPC announced their merger agreement	$ 36.86
Estimated fair value of SPC's common stock outstanding as of December 31, 2003 (in millions)	$ 8,419
Estimated fair value of 20.7 million SPC stock options outstanding as of December 31, 2003 (in millions)	160
Estimated excess of fair value over book value of SPC's convertible preferred stock outstanding, net of the excess of the fair value over the book value of the related guaranteed obligation, as of December 31, 2003 (in millions)	101
Estimated transaction costs of TPC (in millions)	15
Estimated purchase price (in millions)	$ 8,695

The preliminary estimated purchase price has been allocated as follows based upon purchase accounting adjustments as of December 31, 2003 (in millions):

Net tangible assets(1)	$5,160
Investment real estate(2)	283
Reinsurance recoverables(2)(3)	(417)
Deferred policy acquisition costs(3)	(78)
Deferred federal income taxes(5)	(296)
Goodwill	2,845
Intangible assets(4)	1,200
Other assets(2)	(384)
Claims and claim adjustment expense reserves(2)(3)	761
Long-term debt(2)	(160)
Equity unit related debt(2)	(24)
Mandatorily redeemable preferred securities(2)	(109)
Other liabilities(2)	(86)
Estimated purchase price	$8,695

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(1) Reflects SPC's shareholders' equity ($6,225) less SPC's historical goodwill ($926) and intangible assets ($139).

(2) Represents adjustments for fair value.

(3) Represents adjustments to conform SPC's accounting policy to that of TPC.

(4) Represents identified finite and indefinite life intangible assets; primarily customer-related insurance intangibles and management contracts and customer relationships associated with Nuveen's asset management business.

(5) Represents a deferred tax liability associated with adjustments to fair value of all assets and liabilities included herein, excluding goodwill, as this transaction is not treated as a purchase for tax purposes.

The preliminary unaudited pro forma condensed combined financial statements presented herein are not necessarily indicative of the results of operations or the combined financial position that would have resulted had the merger been completed at the dates indicated, nor is it necessarily indicative of the results of operations in future periods or the future financial position of the combined company.

The preliminary unaudited pro forma condensed combined financial statements have been prepared assuming TPC is the accounting acquirer. Accordingly, the assets, liabilities and commitments of SPC are adjusted to their fair value. For purposes of these preliminary unaudited pro forma condensed combined financial statements, consideration has also been given to the impact of conforming SPC's accounting policies to those of TPC. Additionally, certain amounts in the historical consolidated financial statements of SPC have been reclassified to conform to the TPC financial statement presentation. The preliminary unaudited pro forma condensed combined financial statements do not give consideration to the impact of possible revenue enhancements, expense efficiencies, synergies or asset dispositions. Also, possible adjustments related to restructuring charges are yet to be determined and are not reflected in the preliminary unaudited pro forma condensed combined financial statements. Charges or credits, along with the related tax effects, which result directly from the transaction and are not expected to have a continuing impact will be included in income within twelve months succeeding the transaction and were not considered in the preliminary unaudited pro forma condensed combined income statement.

The preliminary unaudited pro forma adjustments represent management's estimates based on information available at this time. Actual adjustments to the combined balance sheet and income statement will differ, perhaps materially, from those reflected in these preliminary unaudited pro forma condensed combined financial statements because the then existing assets and liabilities of SPC will be recorded at their respective fair values on the date the merger was consummated, and the preliminary assumptions used to estimate their fair values may have changed between the date of these preliminary unaudited pro forma condensed combined financial statements and date the merger was consummated. Estimated fair value adjustments to certain balance sheet amounts are preliminary and may change as a result of additional analysis. Additionally, these preliminary pro forma purchase accounting adjustments do not include possible fair value adjustments related to certain investments, fixed assets, contracts, leases, other commitments and other miscellaneous assets and liabilities, pending further analysis. The final purchase accounting adjustments may be materially different from the preliminary unaudited pro forma adjustments presented herein.

The preliminary unaudited pro forma adjustments included herein are subject to other updates as additional information becomes available and as additional analyses are performed. The final allocation of the purchase price will be determined after completion of a thorough analysis to determine the fair values of SPC tangible and identifiable intangible assets and liabilities. Accordingly, the final purchase accounting adjustments, including conforming of SPC's accounting policies to those of TPC, could be materially different from the preliminary unaudited pro forma adjustments presented herein. Any increase or decrease in the fair value of SPC's assets, liabilities, commitments, contracts and other items as compared to the information shown herein will change the purchase price allocable to goodwill and may impact the combined income statements due to adjustments in yield and/or amortization or accretion related to the adjusted assets or liabilities.

Note 2 — Pro Forma Adjustments

The pro forma adjustments related to the preliminary Unaudited Pro Forma Condensed Combined Balance Sheet as of December 31, 2003 assume the merger occurred on December 31, 2003. The pro forma adjustments to the preliminary Unaudited Pro Forma Condensed Combined Income Statement for the year ended December 31, 2003 assume the merger occurred on January 1, 2003.

The following pro forma adjustments result from the allocation of the purchase price for the acquisition based on the fair value of the assets, liabilities and commitments acquired from SPC and to conform SPC's accounting policies to TPC. The amounts and descriptions related to the preliminary adjustments are as follows:

	Increase (Decrease) as of December 31, 2003 (in millions)
Unaudited Pro Forma Condensed Combined Balance Sheet	
Assets	
a) Adjustment of carrying amount of investment real estate to fair value	$ 283
b) Reinsurance recoverables —	
i. Adjustment to conform the accounting policy for discounting certain workers' compensation claim reserves	$ (15)
ii. Adjustment to record the reinsurance recoverables related to claims and claim adjustment expense reserves at fair value — See Note 3	$ (402)
c) Adjustment to conform the accounting policy for the deferral of certain policy acquisition costs	$ (78)
d) Adjustment to record the deferred tax liability resulting from all pro forma adjustments except goodwill at a statutory rate of 35%	$ (296)
e) Net adjustment to eliminate SPC's historical goodwill and to record the goodwill related to this merger	$ 1,919
f) Net adjustment to eliminate SPC's historical intangible assets and to record the identifiable intangible assets related to this merger — See Note 4	$ 1,061
g) Other assets —	
i. Adjustment to record the fair value of SPC's pension plans, using the December 31, 2003 plan assumptions	$ (346)
ii. Adjustment to eliminate SPC's unamortized issue costs related to long-term debt, equity unit related debt and mandatorily redeemable preferred securities	$ (38)
Liabilities	
h) Claims and claim adjustment expense reserves —	
i. Adjustment to conform the accounting policy for discounting certain workers' compensation claim reserves	$ (125)
ii. Adjustment to conform the accounting policy for discounting involuntary market workers' compensation claims reserves	$ 39
iii. Adjustment to record claims and claim adjustment expense reserves at fair value — See Note 3	$ (675)
i) Adjustment to record long-term debt, equity unit related debt and mandatorily redeemable preferred securities at fair value	$ 293
j) Other liabilities —	
i. Adjustment to record the fair value of SPC's post-retirement benefit plans, using the December 31, 2003 plan assumptions	$ 86
ii. Adjustment to record the liability for TPC estimated merger related transaction costs	$ 15

Shareholders' Equity

k) Preferred stock —	
i. Adjustment to record convertible preferred stock at fair value	$ 119
ii. Adjustment to record the guaranteed obligation under the Preferred Stock Ownership Plan at fair value	$ (2)
l) Net adjustment to remove the historical par value of TPC class A common stock, class B common stock, additional paid-in capital and treasury stock	$ (8,641)
m) Adjustment to remove SPC's retained earnings and accumulated other changes in equity from nonowner sources	$ (3,495)
n) Adjustment to SPC's no par value common stock to record the impact of "l" and "m" above	$ 12,136
o) Adjustment to record the excess of the fair value of SPC's no par value common stock over its historical common shareholders' equity based on shares outstanding at December 31, 2003 at an average of the closing price of SPC common stock for the two trading days before through the two trading days after November 17, 2003, the day SPC and TPC announced their merger agreement	$ 2,146
p) Adjustment to record the fair value of SPC's outstanding stock options	$ 192

	Increase (Decrease) Year ended December 31, 2003 (in millions)
Unaudited Pro Forma Condensed Combined Income Statement	
Revenues	
q) Adjustment to recognize the amortization of fair value adjustments allocated to investments using the interest method over the estimated remaining life of the investments — See Note 6	$ (310)
Claims and Expenses	
r) Adjustment to claims and claim adjustment expenses to reflect the accretion of fair value — See Note 3	$ (57)
s) Adjustment to the amortization of deferred policy acquisition costs due to conforming the accounting policy described in "c" above	$ (375)
t) Adjustment to interest expense for the amortization of fair value adjustments allocated to long-term debt, equity unit related debt and mandatorily redeemable preferred securities, using the interest method over the remaining term to maturity	$ (37)
u) General and administrative expenses —	
i. Adjustment to amortization expense for the estimated value of identifiable intangible assets with finite lives — See Note 4	$ 130
ii. Adjustment to the amortization of deferred policy acquisition costs after conforming the accounting policy described in "c" above	$ 384
v) To adjust income taxes for all pro forma adjustments except goodwill at the statutory rate of 35%	$ (124)

The pro forma adjustments do not include an anticipated restructuring charge in conjunction with the merger. The preliminary estimate related to restructuring is approximately $300 million to $400 million and is subject to final decisions by management of the combined company. These costs may include severance payments, asset write-offs and other costs associated with the process of combining the companies. No determination has been made as to the allocation of the restructuring reserve between SPC- and TPC-related expenditures for purposes of the preliminary unaudited pro forma condensed combined financial statements.

Certain other assets and liabilities of SPC will also be subject to adjustment to their respective fair values at the time of the merger. Pending further analysis, no pro forma adjustments are included herein for these assets and liabilities.

Note 3 — Fair Value of Claims and Claim Adjustment Expense Reserves and Reinsurance Recoverables

An adjustment has been applied to SPC's claims and claim adjustment expense reserves to estimate their fair value. Since such reserves are not traded in a secondary market, the determination of a fair value is approximated by using risk-adjusted present value techniques. Such techniques require application of significant judgment and assumptions.

The fair value adjustment that was applied included (1) discounting the reserves at risk-free rates of interest over an assumed period of 30 years and (2) adding a risk factor that reflects the uncertainty within the reserves. Various methodologies were considered to address the uncertainty in the reserves, including alternative measures of the opportunity cost of capital and other underlying factors.

For purposes of the Unaudited Pro Forma Condensed Combined Income Statement, which assumes that the merger was consummated on January 1, 2003, the range of risk-free rates of interest employed in the calculation was approximately 1.2% to 4.9%, with a weighted average of 3.0% over an assumed payout period of 30 years and an assumed average payout date of about 3.5 to 4.0 years. The fair value adjustment is being accreted in the pro forma income statements over the period that the reserves are expected to remain outstanding, using an interest method that locks in the initial interest rates by expected payment date.

For purposes of the Unaudited Pro Forma Condensed Combined Balance Sheet at December 31, 2003, the range of risk-free rates of interest applied to the fair value adjustment was approximately 1.1% to 5.3%, with a weighted average of 3.4% over an assumed payout period of 30 years and an assumed average payout date of about 3.5 to 4.0 years.

A similar methodology was applied to the related ceded reinsurance recoverables.

These estimates are subject to change, based on actual interest rates as of April 1, 2004 (the closing date of the merger) and continuing refinement of the methodologies underlying risk factor development. As a result, the amount of the final purchase accounting adjustment and subsequent accretion could differ materially from the amounts presented in the preliminary unaudited pro forma condensed combined financial statements.

Note 4 — Identified Intangible Assets

A summary of the significant identifiable intangible assets and their respective estimated useful lives is as follows:

	December 31, 2003		
	Intangible Asset Balance	Estimated Useful Life	Amortization Method
		($ in millions)	
Insurance Operations:			
Customer relationships	$ 540	8 years	Accelerated(a)
Contractual agency relationships	20	2 years	Straight line
SPC trademark and trade name	20	2 years	Straight line
State licenses	30	Indefinite	N/A
Total Insurance Operations	$ 610		
Asset Management Business(b):			
Management contracts and customer relationships:			
Closed-end funds	$ 435	Indefinite	N/A
Open-end funds	65	12 years	Straight line
Managed wrap/hedge accounts	50	4 years	Straight line
Managed institutional accounts	25	7 years	Straight line
Nuveen trade name	15	Indefinite	N/A
Total Asset Management	$ 590		

(a) Based on rates derived from expected business retention and profitability levels

(b) Amounts related to this business are included at SPC's 79% approximate ownership interest of Nuveen Investments

Note 5 — Earnings Per Share

The pro forma earnings per common share data has been computed based on the combined historical income of SPC and TPC and the impact of purchase accounting adjustments. Weighted average shares were calculated using SPC's historical weighted average common shares outstanding and TPC's weighted average common shares outstanding multiplied by the exchange ratio.

Note 6 — Net Realized Investment Gains (Losses)

The investment portfolio fair value adjustment treats net unrealized investment gains (losses) as though they were realized, thereby creating a new basis for such investments. No separate adjustment has been made in the preliminary Unaudited Pro Forma Condensed Combined Income Statement to adjust historical net realized investment gains (losses) for the resulting new basis that would have been established had the merger been completed on January 1, 2003.

Note 7 — Pension and Post Retirement Benefit Cost

The fair value adjustment for SPC's pension and postretirement benefit plans treats the previously unrecognized prior service cost and net actuarial loss as though they were recognized. No separate adjustment has been made in the preliminary Unaudited Pro Forma Condensed Combined Income Statement to adjust net periodic pension and postretirement benefit cost.

Note 8 — Transactions Between SPC and TPC

The preliminary unaudited pro forma condensed combined financial statements have not been adjusted for the impact of transactions between SPC and TPC. Based on current analysis, such transactions are not expected to have a significant impact on the preliminary unaudited pro forma condensed combined financial statements.

FORWARD-LOOKING STATEMENTS

This Annual Report to Shareholders may contain certain "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical facts, may be forward-looking statements. Specifically, St. Paul Travelers may have forward-looking statements about St. Paul Travelers results of operations, financial condition and liquidity, the sufficiency of St. Paul Travelers asbestos reserves and the integration following the merger. Such statements are subject to certain risks and uncertainties, many of which are difficult to predict and generally beyond St. Paul Travelers control, that could cause actual results to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements.

In particular, the sufficiency of St. Paul Travelers asbestos reserves, as well as St. Paul Travelers results of operations, financial condition and liquidity, to the extent impacted by the sufficiency of St. Paul Travelers asbestos reserves, is subject to a number of potential adverse developments including, among others, adverse developments involving asbestos claims and related litigation, the willingness of parties, including St. Paul Travelers, to settle disputes, the impact of aggregate policy coverage limits and the impact of bankruptcies of various asbestos producers and related businesses.

Some of the other factors that could cause actual results to differ include, but are not limited to, the following: St. Paul Travelers ability to fully integrate the former SPC and Travelers businesses in the manner or in the timeframe currently anticipated; St. Paul Travelers inability to obtain price increases due to competition or otherwise; the performance of St. Paul Travelers investment portfolios, which could be adversely impacted by adverse developments in U.S. and global financial markets, interest rates and rates of inflation; weakening U.S. and global economic conditions; insufficiency of, or changes in, loss reserves; the occurrence of catastrophic events, both natural and man-made, including terrorist acts, with a severity or frequency exceeding St. Paul Travelers expectations; exposure to, and adverse developments involving, environmental claims and related litigation; the impact of claims related to exposure to potentially harmful products or substances, including, but not limited to, lead paint, silica and other potentially harmful substances; adverse changes in loss cost trends, including inflationary pressures in medical costs and auto and home repair costs; developments relating to coverage and liability for mold claims; the effects of corporate bankruptcies on surety bond claims; adverse developments in the cost, availability and/or ability to collect reinsurance; the ability of St. Paul Travelers subsidiaries to pay dividends to St. Paul Travelers; adverse outcomes in legal proceedings; judicial expansion of policy coverage and the impact of new theories of liability; the impact of legislative actions, including federal and state legislation related to asbestos liability reform; larger than expected assessments for guaranty funds and mandatory pooling arrangements; a downgrade in St. Paul Travelers claims-paying and financial strength ratings; the loss or significant restriction on St. Paul Travelers ability to use credit scoring in the pricing and underwriting of Personal Lines policies; and amendments and changes to the risk-based capital requirements.

St. Paul Travelers forward-looking statements speak only as of the date of this Annual Report to Shareholders or as of the date they are made, and St. Paul Travelers undertakes no obligation to update these forward-looking statements.

BUSINESS DESCRIPTION

COMMERCIAL LINES

Travelers Commercial Lines segment offers a broad array of property and casualty insurance and insurance-related services to its clients. Commercial Lines is organized into the following five marketing and underwriting groups, each of which focuses on a particular client base or product grouping to provide products and services that specifically address clients' needs:

- National Accounts provides large corporations with casualty products and services and includes Travelers residual market business which offers workers' compensation products and services to the involuntary market;
- Commercial Accounts provides property and casualty products to mid-sized businesses, property products to large businesses and boiler and machinery products to businesses of all sizes, and includes dedicated groups focused on the construction industry, transportation industry, agribusiness, and ocean and inland marine;
- Select Accounts provides small businesses with property and casualty products, including packaged property and liability policies;
- Bond provides a wide range of customers with specialty products built around Travelers market leading surety bond business along with an expanding executive liability practice for middle and small market private accounts and not-for-profit accounts; and
- Gulf provides a broad array of specialty coverages to all sizes of customers with particular emphasis on small and mid-sized accounts.

In 2003, Commercial Lines generated net written premiums of approximately $8.119 billion.

Selected Product and Market Information

The accompanying table sets forth net written premiums for Commercial Lines by product line and market for the periods indicated. For a description of the product lines and markets referred to in the table, see "– Product Lines" and "–Principal Markets and Methods of Distribution," respectively.

Many National Accounts customers require insurance-related services in addition to or in lieu of pure risk coverage, primarily for workers' compensation and, to a lesser extent, general liability and commercial automobile exposures. These types of services include risk management services, such as claims administration, loss control and risk management information services, and are generally offered in connection with large deductible or self-insured programs. These services generate fee income rather than net written premiums, which are not reflected in the accompanying table. Net written premiums were as follows:

(for the year ended December 31, in millions)	2003	2002	2001	% of Total 2003
Net written premiums by product line:				
Commercial multi-peril	**$ 2,397.0**	$ 2,113.9	$ 1,757.9	**29.5%**
Workers' compensation	**1,351.5**	1,135.0	1,030.6	**16.6**
Commercial automobile	**1,419.1**	1,454.7	914.3	**17.5**
Property	**1,175.2**	1,088.8	833.1	**14.5**
Fidelity and surety	**610.7**	541.9	506.6	**7.5**
General liability	**1,165.9**	1,035.2	695.1	**14.4**
Total	**$ 8,119.4**	$ 7,369.5	$ 5,737.6	**100.0%**
Net written premiums by market:				
National Accounts	**$ 902.8**	$ 734.6	$ 418.9	**11.1%**
Commercial Accounts	**3,725.7**	3,556.1	2,407.1	**45.9**
Select Accounts	**2,047.6**	1,869.5	1,713.2	**25.2**
Total Core	**6,676.1**	6,160.2	4,539.2	**82.2**
Bond	**780.5**	629.9	590.2	**9.6**
Gulf	**662.8**	579.4	608.2	**8.2**
Total Specialty	**1,443.3**	1,209.3	1,198.4	**17.8**
Total	**$ 8,119.4**	$ 7,369.5	$ 5,737.6	**100.0%**

Product Lines

Travelers writes a broad range of commercial property and casualty insurance for risks of all sizes. The core products in Commercial Lines are as follows:

Commercial Multi-Peril provides a combination of property and liability coverage typically for small businesses. Property insurance covers damages such as those caused by fire, wind, hail, water, theft and vandalism, and protects businesses from financial loss due to business interruption resulting from a covered loss. Liability coverage insures businesses against third-party liability from accidents occurring on their premises or arising out of their operations, such as injuries sustained from products sold.

Workers' Compensation provides coverage for employers for specified benefits payable under state or federal law for workplace injuries to employees. There are typically four types of benefits payable under workers' compensation policies: medical benefits, disability benefits, death benefits and vocational rehabilitation benefits. Travelers emphasizes managed care cost containment strategies, which involve employers, employees and care providers in a cooperative effort that focuses on the injured employee's early return to work, cost-effective quality care, and customer service in this market. Travelers offers the following three types of workers' compensation products:

- guaranteed cost insurance products, in which policy premium charges are fixed for the period of coverage and do not vary as a result of the insured's loss experience;
- loss-sensitive insurance products, including large deductible and retrospectively rated policies, in which fees or premiums are adjusted based on actual loss experience of the insured during the policy period; and

- service programs, which are generally sold to Travelers National Accounts customers, where Travelers receives fees rather than premiums for providing loss prevention, risk management, and claim and benefit administration services to organizations under service agreements. Travelers also participates in state assigned risk pools as a servicing carrier and pool participant.

Commercial Automobile provides coverage for businesses against losses incurred from personal bodily injury, bodily injury to third parties, property damage to an insured's vehicle, and property damage to other vehicles and other property resulting from the ownership, maintenance or use of automobiles and trucks in a business.

Property provides coverage for loss or damage to buildings, inventory and equipment from natural disasters, including hurricanes, windstorms, earthquakes, hail, and severe winter weather. Also covered are manmade events such as terrorism, theft, vandalism, fires, explosions, storms, and financial loss due to business interruption resulting from covered property damage. For additional information on terrorism, see " – *Terrorism Risk Insurance Act of 2002.*" Property also includes specialized equipment insurance, which provides coverage for loss or damage resulting from the mechanical breakdown of boilers and machinery, ocean and inland marine, which provides coverage for goods in transit and unique, one-of-a-kind exposures and miscellaneous assumed reinsurance.

Fidelity and Surety provides fidelity insurance coverage, which protects an insured for loss due to embezzlement or misappropriation of funds by an employee, and surety, which is a three-party agreement whereby the insurer agrees to pay a third party or make complete an obligation in response to the default, acts or omissions of an insured. Surety is generally provided for construction performance, legal matters such as appeals, trustees in bankruptcy and probate and other performance bonds.

General Liability provides coverage for liability exposures including bodily injury and property damage arising from products sold and general business operations. Specialized liability policies may also include coverage for directors' and officers' liability arising in their official capacities, employment practices liability insurance, fiduciary liability for trustees and sponsors of pension, health and welfare, and other employee benefit plans, errors and omissions insurance for employees, agents, professionals and others arising from acts or failures to act under specified circumstances, as well as umbrella and excess insurance.

Principal Markets and Methods of Distribution

Travelers distributes its commercial products through approximately 5,800 brokers and independent agencies located throughout the United States that are serviced by approximately 80 field offices and two customer service centers. In recent years, Travelers has made significant investments in enhanced technology utilizing state-of-the-art Internet-based applications to provide real-time interface capabilities with Travelers independent agencies and brokers. Travelers builds relationships with well-established, independent insurance agencies and brokers. In selecting new independent agencies and brokers to distribute Travelers products, Travelers considers each agency's or broker's profitability, financial stability, staff experience and strategic fit with its operating and marketing plans. Once an agency or broker is appointed, Travelers carefully monitors its performance.

National Accounts sells a variety of casualty products and services to large companies. National Accounts also includes Travelers residual market business, which primarily offers workers' compensation products and services to the involuntary market. National Accounts clients generally select loss-sensitive products in connection with a large deductible or self-insured program and, to a lesser extent, a retrospectively rated or a guaranteed cost insurance policy. Through a network of field offices, Travelers underwriting specialists work closely with national and regional brokers to tailor insurance programs to meet clients' needs. Workers' compensation accounted for approximately 76% of sales to National Accounts customers during 2003, based on gross written premiums and fee income. National Accounts generated $330.7 million of service fee income in 2003, excluding residual market business discussed below.

Travelers residual market business sells claims and policy management services to workers' compensation and automobile assigned risk plans and to self-insurance pools throughout the United States. Travelers services approximately 35% of the total workers' compensation assigned risk market. Travelers is one of only two servicing carriers that operate nationally. Assigned risk plan contracts generated approximately $197.3 million in service fee income in 2003.

Commercial Accounts sells a broad range of property and casualty insurance products through a large network of independent agents and brokers. Commercial Accounts' casualty products primarily target mid-sized businesses with 75 to 1,000 employees, while its property products target large, mid-sized and small businesses. Travelers offers a full line of products to its Commercial Accounts customers with an emphasis on guaranteed cost programs.

A key objective of Commercial Accounts is continued focus on first party product lines of business, which cover risks of loss to property of the insured. Beyond the traditional middle market network, dedicated units exist to complement the middle market or specifically respond to the unique or unusual business client insurance needs. These units are:

- Construction - dedicated claim, engineering and underwriting expertise solely targeting construction risks;
- National property - underwrites large property schedules insuring buildings, property and business interruption exposures;
- Transportation - auto products tailored to the trucking industry distributed via general agents;
- Boiler and machinery - comprehensive breakdown coverages for equipment;
- Marine - inland and ocean coverages for mid-sized to large accounts;
- Agribusiness - insurance programs for small to mid-sized farmowners, ranchowners and commercial growers;
- Specialty excess and surplus - products sold through general agents targeting small commercial risks; and
- Affinity - programs sold to association, franchise, trade or affinity groups.

Select Accounts is one of the leading providers of property casualty products to small businesses. It generally serves firms with one to 75 employees. Products offered by Select Accounts are guaranteed cost policies, often a packaged product covering property and liability exposures. Products are sold through independent agents, who are often the same agents that sell Travelers Commercial Accounts and Personal Lines products.

Travelers offers its independent agents a small business system that helps them connect all aspects of sales and service through a comprehensive service platform. Components of the platform include agency automation capabilities and a state-of-the-art service center that functions as an extension of an agency's customer service operations, both of which are highly utilized by agencies. More than 87% of Select Accounts eligible business volume is processed by 4,500 agencies using its Issue Express systems, which allow agents to quote and issue policies from agency offices. Approximately 2,800 agencies have chosen to take advantage of Select Accounts' service center, which offers agencies a wide range of services, from coverage and billing inquiries to policy changes; the assistance of licensed service professionals; and extended hours of operations. Select Accounts is an industry leader in its array of agency automation solutions. Travelers provides its agents with a wide selection of online service capabilities, including customer service, marketing and claim functionality. For example, online e-Bill services allow customers to pay bills and view billing history online. These e-services are easily accessible in real-time via a robust agent Web site.

Personnel in Travelers field offices and other points of local service, which are located throughout the United States, work closely with agents to ensure a strong local presence in the marketplace. Select Accounts has also established strict underwriting guidelines integrated with Travelers local field office structures. The agents either submit applications to Travelers field underwriting locations or service centers for underwriting review, quote, and issuance or they utilize one of Travelers automated quote and issue systems. Automated transactions are edited by Travelers systems and issued only if they conform to established underwriting guidelines. Exceptions are reviewed by Travelers underwriters and retrospective agency audits are conducted on a systematic sampling basis. Travelers uses policy level management information to analyze and understand results and to identify problems and opportunities.

Bond underwrites and markets its products to national, mid-sized and small businesses and organizations as well as individuals, and distributes them through national, regional and wholesale brokers, and retail agents primarily throughout the United States. Travelers believes that it has a competitive advantage with respect to many of these products based on Bond's reputation for timely and consistent decision-making, underwriting, claim-handling abilities, industry expertise and strong producer and customer relationships founded on a nationwide network of underwriting, industry and claim experts as well as Bond's ability to cross-sell its products to customers of both Commercial Lines and Personal Lines.

Bond's range of products includes fidelity and surety bonds, directors' and officers' liability insurance, errors and omissions insurance, professional liability insurance, employment practices liability insurance, fiduciary liability insurance, and other related coverages. In addition, Travelers markets packaged products, which combine fidelity, employment practices liability insurance, directors' and officers' liability insurance, other related professional liability insurance and fiduciary liability insurance into one product with either individual or aggregate limits. Bond is organized into two broad product line groups: Surety and Executive Liability. Surety is organized around construction and commercial customers. Executive Liability is organized around commercial and financial services customers.

Gulf provides a broad range of specialty coverages including management and professional liability, excess and surplus lines, environmental, umbrella and fidelity. Gulf also provides insurance products specifically designed for financial institutions, the entertainment industry and sports organizations. Gulf's strategy focuses on identifying market niches where it has specialized underwriting and claims expertise.

Pricing and Underwriting

Pricing levels for Commercial Lines property and casualty insurance products are generally developed based upon the frequency and severity of estimated losses, the expenses of producing business and managing claims, and a reasonable allowance for profit. Travelers has a disciplined approach to underwriting and risk management that emphasizes a profit-orientation rather than premium volume or market share.

Travelers has developed an underwriting and pricing methodology that incorporates underwriting, claims, engineering, actuarial and product development disciplines for particular industries. This approach is designed to maintain high quality underwriting and pricing discipline. It utilizes proprietary data gathered and analyzed by Travelers with respect to its Commercial Lines business over many years. The underwriters and engineers use this information to assess and evaluate risks prior to quotation. This information provides specialized knowledge about specific industry segments. This methodology enables Travelers to streamline its risk selection process and develop pricing parameters that will not compromise Travelers underwriting integrity.

For smaller businesses, Select Accounts uses a process based on Standard Industrial Classification codes to allow agents and field underwriting representatives to make underwriting and pricing decisions within predetermined classifications, because underwriting criteria and pricing tend to be more standardized for these smaller exposures.

A significant portion of Commercial Lines business is written with large deductible insurance policies. Under some workers' compensation insurance contracts with deductible features, Travelers is obligated to pay the claimant the full amount of the claim. Travelers is subsequently reimbursed by the contractholder for the deductible amount, and is subject to credit risk until such reimbursement is made. At December 31, 2003, contractholder receivables and payables on unpaid losses associated with large deductible policies were each approximately $3.121 billion. Retrospectively rated policies are also used for workers' compensation coverage. Although the retrospectively rated feature of the policy substantially reduces insurance risk for Travelers, it does introduce credit risk to Travelers. Receivables on unpaid losses from holders of retrospectively rated policies totaled approximately $254.2 million at December 31, 2003. Significant collateral, primarily letters of credit and, to a lesser extent surety bonds and cash collateral, is generally requested for large deductible plans and/or retrospectively rated policies that provide for deferred collection of deductibles and/or ultimate premiums. The amount of collateral requested is predicated upon the creditworthiness of the customer and the nature of the insured risks. Commercial Lines continually monitors the credit exposure on individual accounts and the adequacy of collateral.

Travelers continually monitors its exposure to natural and manmade peril catastrophic losses and attempts to mitigate such exposure. Travelers uses sophisticated computer modeling techniques to analyze underwriting risks of business in hurricane-prone, earthquake-prone and target risk areas. Travelers relies upon this analysis to make underwriting decisions designed to manage its exposure on catastrophe-exposed business.

Geographic Distribution

The following table shows the distribution of Commercial Lines' direct written premiums for the states that accounted for the majority of premium volume for the year ended December 31, 2003:

State	% of Total
California	11.9%
New York	10.0
Texas	6.3
Illinois	5.1
Massachusetts	5.1
Florida	4.7
New Jersey	4.2
Pennsylvania	3.6
All Others [1]	49.1
Total	100.0%

(1) No other single state accounted for 3.0% or more of the total direct written premiums written in 2003 by Travelers.

PERSONAL LINES

Travelers Personal Lines writes virtually all types of property and casualty insurance covering personal risks. The primary coverages in Personal Lines are personal automobile and homeowners insurance sold to individuals. These products are distributed through independent agents, sponsoring organizations such as employee and affinity groups, and joint marketing arrangements with other insurers. In 2003, Personal Lines generated net written premiums of approximately $5.081 billion.

Selected Product and Distribution Channel Information

The accompanying table sets forth net written premiums for Personal Lines by product line and distribution channel for the periods indicated. For a description of the product lines and distribution channels referred to in the accompanying table, see "– Product Lines" and "– Principal Markets and Methods of Distribution," respectively. Net written premiums were as follows.

(for the year ended December 31, in millions)	2003	2002	2001	% of Total 2003
Net written premiums by product line:				
Personal automobile	**$ 3,053.3**	$ 2,842.9	$ 2,590.7	**60.1%**
Homeowners and other	**2,028.1**	1,732.1	1,517.2	**39.9**
Total	**$ 5,081.4**	$ 4,575.0	$ 4,107.9	**100.0%**
Net written premiums by distribution channel:				
Independent agents	**$ 4,159.2**	$ 3,735.6	$ 3,307.9	**81.9%**
Other	**922.2**	839.4	800.0	**18.1**
Total	**$ 5,081.4**	$ 4,575.0	$ 4,107.9	**100.0%**

Product Lines

Travelers writes most types of property and casualty insurance covering personal risks. Personal Lines had approximately 5.8 million policies in force at December 31, 2003. The primary coverages in Personal Lines are personal automobile and homeowners insurance sold to individuals.

Personal Automobile provides coverage for liability to others for both bodily injury and property damage and for physical damage to an insured's own vehicle from collision and various other perils. In addition, many states require policies to provide first-party personal injury protection, frequently referred to as no-fault coverage.

Homeowners and Other provides protection against losses to dwellings and contents from a wide variety of perils, as well as coverage for liability arising from ownership or occupancy. Travelers writes homeowners insurance for dwellings, condominiums and rental property contents. Travelers also writes coverage for personal watercraft, personal articles such as jewelry, and umbrella liability protection.

Principal Markets and Methods of Distribution

Travelers Personal Lines products are distributed primarily through approximately 7,200 independent agencies located throughout the United States, supported by personnel in twelve marketing regions, three single state companies and six business service centers. In selecting new independent agencies to distribute Travelers products, Travelers considers each agency's profitability, financial stability, staff experience and strategic fit with Travelers operating and marketing plans. Once an agency is appointed, Travelers carefully monitors its performance. While Travelers principal markets for Personal Lines insurance are in states along the East Coast, in the South and Texas, Personal Lines is expanding its geographical presence across the United States.

Travelers uses a consistent operating model with agents outside of the single state companies. The model provides technological alternatives to agents to maximize their ease of doing business. Personal Lines agents quote and issue 96% of Travelers Personal Lines policies directly from their agencies by leveraging either their own agency management system or using Travelers proprietary quote and issuance systems which allows agents to rate, quote and issue policies on line. All of these quote and issue platforms interface with Travelers underwriting and rating systems, which edit transactions for compliance with Travelers underwriting and pricing programs. Business processed by agents on these platforms is subjected to consultative review by Travelers in-house underwriters. In the past year, Travelers continued to increase use of Internet-based proprietary systems, and agents have transitioned approximately 94% of Travelers new business to these platforms. Travelers also provides an industry-leading download capability that refreshes the individual agency system databases of approximately 3,700 agents each day with updated policy information.

Travelers continues to develop functionality to provide its agents with a comprehensive array of online service capabilities packaged together in an easy-to-use agency service portal, including customer service, marketing and claim functionality. Agencies can also choose to shift the on-going core service responsibility for Travelers customers to one of Travelers four Customer Care Centers, where Travelers functions as an extension of an agency's servicing operation by providing a comprehensive array of direct customer service needs, including response to billing and coverage inquiries, and policy changes. Approximately 1,000 agents take advantage of this service alternative.

Personal Lines operates single state companies in Massachusetts, New Jersey and Florida with products marketed primarily through independent agents. These states represented 21% of Personal Lines direct written premiums in 2003. The companies were established to manage complex markets in Massachusetts and New Jersey and property catastrophe exposure in Florida. Each company has dedicated resources in underwriting, claim, finance, legal and service functions. The establishment of these separate companies limits capital at risk in these markets.

Personal Lines also markets through additional distribution channels, including sponsoring organizations such as employers and consumer associations, and joint marketing arrangements with other insurers. Travelers handles the sales and service for these programs either through a sponsoring independent agent or through two of Travelers call center locations. Travelers is one of the leading providers of personal lines products to members of affinity groups. A number of well-known corporations endorse Travelers product offerings to their employees primarily through a payroll deduction payment process. Travelers has significant relationships with the majority of the American Automobile Association (AAA) clubs in the United States and other affinity groups that endorse Travelers tailored offerings to their members. Since 1995, Travelers has had a marketing agreement with GEICO to receive referrals for homeowners business. This agreement has added profitable business and helped to geographically diversify the homeowners line of business.

Pricing and Underwriting

Pricing levels for Personal Lines property and casualty insurance products are generally developed based upon the frequency and severity of incurred losses and loss adjustment expense, the expenses of producing business and a reasonable allowance for profit and contingencies. Travelers has a disciplined approach to underwriting and risk management that places emphasis on underwriting profit rather than market share.

Travelers has developed a product management methodology that integrates the disciplines of underwriting, claim, actuarial and product development. This approach is designed to maintain high quality underwriting discipline and pricing segmentation. Proprietary data is analyzed with respect to Travelers Personal Lines business over many years. Travelers uses a variety of proprietary and vendor produced risk differentiation models to facilitate its pricing segmentation. Travelers Personal Lines product managers establish strict underwriting guidelines integrated with its filed pricing and rating plans, which enable Travelers to streamline its risk selection and pricing processes.

Pricing for personal automobile insurance is driven by changes in the frequency of claims and by inflation in the cost of automobile repairs, medical care and litigation of liability claims. As a result, the profitability of the business is largely dependent on promptly identifying and rectifying disparities between premium levels and projected claim costs, and obtaining approval from state regulatory authorities when necessary for filed rate changes.

Pricing in the homeowners business is also driven by changes in the frequency of claims and by inflation in the cost of building supplies, labor and household possessions. Most homeowners policies offer, but do not require, automatic increases in coverage to reflect growth in replacement costs and property values. In addition to the normal risks associated with any multiple peril coverage, the profitability and pricing of homeowners insurance is affected by the incidence of natural disasters, particularly hurricanes, winter storms, wind and hail, water damage, earthquakes and tornadoes. In order to reduce Travelers exposure to catastrophe losses, Travelers has limited the writing of new homeowners business and selectively non-renewed existing homeowners business in some markets. In addition, underwriting standards have been tightened, price increases have been implemented in some catastrophe-prone areas, and deductibles have been put in place in hurricane and wind and hail prone areas. Travelers uses computer-modeling techniques to assess its level of exposure to loss in hurricane and earthquake catastrophe-prone areas. Changes to methods of marketing and underwriting in some jurisdictions are subject to state-imposed restrictions, which can make it more difficult for an insurer to significantly reduce catastrophe exposures.

Insurers writing personal lines property casualty policies may be unable to increase prices until some time after the costs associated with coverage have increased, primarily because of state insurance rate regulation. The pace at which an insurer can change rates in response to increased costs depends, in part, on whether the applicable state law requires prior approval of rate increases or notification to the regulator either before or after a rate change is imposed. In states with prior approval laws, rates must be approved by the regulator before being used by the insurer. In states having "file-and-use" laws, the insurer must file rate changes with the regulator, but does not need to wait for approval before using the new rates. A "use-and-file" law requires an insurer to file rates within a period of time after the insurer begins using the new rate. Approximately one-half of the states require prior approval of most rate changes.

Independent agents either submit applications to Travelers service centers for underwriting review, quote, and issuance or they utilize one of its automated quote and issue systems. Automated transactions are edited by Travelers systems and issued if they conform to established guidelines. Exceptions are reviewed by underwriters in Travelers business centers or by agency managers. Audits are conducted by business center underwriters and agency managers, on a systematic sampling basis, across all of Travelers independent agency generated business. Each agent is assigned to a specific employee or team of employees responsible for working with the agent on business plan development, marketing, and overall growth and profitability. Travelers uses agency level management information to analyze and understand results and to identify problems and opportunities.

The Personal Lines products sold through additional marketing channels are underwritten by Travelers employees. Underwriters work with Travelers management on business plan development, marketing, and overall growth and profitability. Channel-specific production and claim information is used to analyze results and identify problems and opportunities.

Geographic Distribution

The following table shows the distribution of Personal Lines' direct written premiums for the states that accounted for the majority of premium volume for the year ended December 31, 2003:

State	% of Total
New York	18.4%
Texas	9.5
Massachusetts	8.2
New Jersey	7.7
Pennsylvania	7.1
Florida	5.1
Georgia	4.4
Virginia	4.1
Connecticut	4.0
California	3.3
All Others (1)	28.2
Total	100.0%

(1) No other single state accounted for 3.0% or more of the total direct written premiums written in 2003 by Travelers.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of the financial condition and results of operations for Travelers Property Casualty Corp. ("TPC") and its subsidiaries (collectively, "Travelers") should be read in conjunction with the consolidated financial statements of Travelers and related notes included elsewhere in this Annual Report. These financial statements retroactively reflect TPC's 2002 corporate reorganization for all periods presented.

EXECUTIVE SUMMARY

2003 Consolidated Results of Operations

- Net income of $1.696 billion or $1.69 per share basic and $1.68 per share diluted
- Continuing favorable, but moderating, rate environment in excess of loss trends
- Higher catastrophe losses; however, improvement in non-catastrophe-related claim frequency
- No asbestos charges in 2003 compared to 2002 charges of $1.394 billion, net of reinsurance, taxes and the benefit from the Citigroup indemnification agreement
- Higher non-asbestos prior year reserve charges primarily related to business lines placed in runoff

2003 Financial Condition

- Total assets of $64.9 billion, up $0.7 billion from the prior year
- Total investments of $38.7 billion; fixed maturities and short-term securities comprise 91% of total investments which is consistent with the prior year
- Net unrealized gains on fixed maturities and equities securities of $1.6 billion, up $0.5 billion from the prior year
- Shareholders' equity of $12.0 billion, up $1.8 billion from the prior year
- Total debt reduced to $2.7 billion from $3.4 billion (including mandatorily redeemable securities)
- Cash flow provided from operations of $3.8 billion, up from $2.9 billion in the prior year

Other 2003 Highlights

- Proposed Merger with SPC
  - Travelers entered into an agreement and plan of merger with SPC. Each share of the TPC class A and class B common stock will be exchanged for 0.4334 of a share (the exchange ratio) of SPC common stock. The transaction is expected to close in the second quarter of 2004. A special meeting of Travelers shareholders will be held on March 19, 2004 to consider and to vote upon this proposed transaction.
- Renewal Rights Transactions
  - Royal & SunAlliance - purchased renewal rights to its commercial lines national accounts, middle market and marine businesses, and standard and preferred personal lines businesses
  - Atlantic Mutual – purchased renewal rights to the majority of commercial lines inland marine and ocean cargo businesses written by its Marine Division
- Debt Refinancing
  - Issued $1.4 billion of senior notes comprising $400.0 million of 3.75% senior notes, $500.0 million of 5.00% senior notes and $500.0 million of 6.375% senior notes
  - The net proceeds from the sale of these notes were used to prepay and refinance $500.0 million of 3.60% indebtedness to Citigroup and to redeem $900.0 million aggregate principal amount of 8.00% to 8.08% junior subordinated debt securities held by subsidiary trusts. These trusts, in turn, used these funds to redeem $900.0 million of preferred capital securities.

Proposed Merger

On November 16, 2003, Travelers entered into an agreement and plan of merger (the merger) with SPC. The transaction will be treated as a purchase business combination by Travelers of SPC under accounting principles generally accepted in the United States of America. In this merger, the acquired entity (SPC) will issue the equity interests and this business combination meets the criteria of a reverse acquisition. Each share of TPC class A and class B common stock will be exchanged for 0.4334 of a share of SPC common stock. The transaction is subject to customary closing conditions, including the approval by the shareholders of both companies as well as certain regulatory approvals. A special shareholder meeting to consider and to vote upon the merger has been scheduled for March 19, 2004. The transaction is expected to close in the second quarter of 2004.

TPC 2003 Debt Offering

On March 11, 2003, TPC issued $1.4 billion of senior notes comprising $400.0 million of 3.75% senior notes due March 15, 2008, $500.0 million of 5.00% senior notes due March 15, 2013 and $500.0 million of 6.375% senior notes due March 15, 2033. The notes pay interest semi-annually on March 15 and September 15 of each year, beginning September 15, 2003, are senior unsecured obligations and rank equally with all of TPC's other senior unsecured indebtedness. TPC may redeem some or all of the notes prior to maturity by paying a "make-whole" premium based on U.S. Treasury rates. The net proceeds from the sale of these notes were contributed to TPC's primary subsidiary, Travelers Insurance Group Holdings Inc. (TIGHI), so that TIGHI could prepay and refinance $500.0 million of 3.60% indebtedness to Citigroup and to redeem $900.0 million aggregate principal amount of TIGHI's 8.00% to 8.08% junior subordinated debt securities held by subsidiary trusts. These trusts, in turn, used these funds to redeem $900.0 million of preferred capital securities on April 9, 2003.

TPC 2002 Corporate Reorganization, Initial Public Offering and Concurrent Convertible Junior Subordinated Notes Offering

In connection with the 2002 offerings described below, TPC effected a corporate reorganization under which:

- TPC transferred substantially all of its assets to affiliates of Citigroup Inc. (together with its consolidated subsidiaries, Citigroup), other than the capital stock of TIGHI;
- Citigroup assumed all of TPC's third-party liabilities, other than liabilities relating to TIGHI and TIGHI's active employees;
- TPC effected a recapitalization whereby the previously outstanding shares of its common stock (1,500 shares), all of which were owned by Citigroup, were changed into 269.0 million shares of class A common stock and 500.0 million shares of class B common stock;
- TPC amended and restated its certificate of incorporation and bylaws.

As a result of these transactions, TIGHI and its property and casualty insurance subsidiaries became TPC's principal asset.

On March 21, 2002, TPC issued 231.0 million shares of its class A common stock in an initial public offering (IPO), representing approximately 23% of TPC's common equity. After the IPO, Citigroup beneficially owned all of the 500.0 million shares of TPC's outstanding class B common stock, each share of which is entitled to seven votes, and 269.0 million shares of TPC's class A common stock, each share of which is entitled to one vote, representing at the time 94% of the combined voting power of all classes of TPC's voting securities and 77% of the equity interest in TPC. Concurrent with the IPO, TPC issued $892.5 million aggregate principal amount of 4.5% convertible junior subordinated notes which mature on April 15, 2032. The IPO and the offering of the convertible notes are collectively referred to as the offerings.

Citigroup Distribution of Ownership Interest in TPC

On August 20, 2002, Citigroup made a tax-free distribution to its stockholders (the Citigroup Distribution), of a portion of its ownership interest in TPC, which, together with the shares issued in the IPO, represented more than 90% of TPC's common equity and more than 90% of the combined voting power of TPC's outstanding voting securities. For each 100 shares of Citigroup outstanding common stock, approximately 4.32 shares of TPC class A common stock and 8.88 shares of TPC class B common stock were distributed. At December 31, 2003 and 2002, Citigroup held for their own account 9.87% and 9.95%, respectively, of TPC's common equity and 9.87% and 9.98%, respectively, of the combined voting power of TPC's outstanding voting securities. Citigroup received a private letter ruling from the Internal Revenue Service that the Citigroup Distribution was tax-free to Citigroup, its stockholders and TPC. As part of the ruling process, Citigroup agreed to vote the shares it continues to hold following the Citigroup Distribution pro rata with the shares held by the public and to divest the remaining shares it holds within five years following the Citigroup Distribution.

On August 20, 2002, in connection with the Citigroup Distribution, stock-based awards held by Travelers employees on that date under Citigroup's various incentive plans were cancelled and replaced by awards under Travelers own incentive programs (see note 10 of notes to Travelers consolidated financial statements for a further discussion), which awards were granted on substantially the same terms, including vesting, as the former Citigroup awards.

Other TPC Corporate Reorganization, Offerings and Citigroup Distribution Transactions

The following transactions were completed in conjunction with the 2002 corporate reorganization, offerings and Citigroup Distribution:

In February 2002, Travelers paid a dividend of $1.000 billion to Citigroup in the form of a non-interest bearing note payable on December 31, 2002. Travelers repaid this note on December 31, 2002. Also in February 2002, Travelers paid an additional dividend of $3.700 billion to Citigroup in the form of a note payable in two installments. This note was substantially prepaid following the offerings. The balance of $150.0 million was due on May 9, 2004. The remaining portion of this note was prepaid on May 8, 2002. In March 2002, Travelers paid a dividend of $395.0 million to Citigroup in the form of a note. This note was prepaid following the offerings.

At December 31, 2001, TPC had a note payable to Citigroup in the amount of $1.198 billion, in conjunction with its purchase of TIGHI's outstanding shares in April 2000. On February 7, 2002, this note agreement was replaced by a new note agreement. Under the terms of the new note agreement, interest accrued on the aggregate principal amount outstanding at the commercial paper rate (the then current short-term rate) plus 10 basis points per annum. Interest was compounded monthly. This note was prepaid following the offerings.

During March 2002, Travelers entered into an agreement with Citigroup (the Citigroup indemnification agreement) which provided that in any year in which Travelers recorded additional asbestos-related income statement charges in excess of $150.0 million, net of any reinsurance, Citigroup would pay to Travelers the amount of any such excess up to a cumulative aggregate of $800.0 million, reduced by the tax effect of the highest applicable federal income tax rate. During 2002, Travelers recorded $2.945 billion of asbestos incurred losses, net of reinsurance, and accordingly fully utilized in 2002 the total benefit available under the agreement. For the year ended December 31, 2002, revenues include $520.0 million from Citigroup under this agreement. Included in federal income taxes in the consolidated statement of income is a tax benefit of $280.0 million related to the asbestos charge covered by the agreement. For additional information see "– Asbestos Claims and Litigation."

On February 28, 2002, Travelers sold CitiInsurance to other Citigroup affiliated companies for $402.6 million, its net book value. Travelers applied $137.8 million of the proceeds from this sale to repay intercompany indebtedness to Citigroup. In addition, Travelers purchased from Citigroup affiliated companies the premises located at One Tower Square, Hartford, Connecticut and other properties for $68.2 million. Additionally, certain liabilities relating to employee benefit plans and lease obligations were assigned and assumed by Citigroup affiliated companies. In connection with these assignments, Travelers transferred $172.4 million and $87.8 million, respectively, to Citigroup affiliated companies.

Prior to the 2002 Citigroup Distribution, Travelers provided and purchased services to and from Citigroup affiliated companies, including facilities management, banking and financial functions, benefit coverages, data processing services and short-term investment pool management services. Charges for these shared services were allocated at cost. In connection with the Citigroup Distribution, Travelers and Citigroup and its affiliates entered into a transition services agreement for the provision of certain of these services, tradename and trademark and similar agreements related to the use of trademarks, logos and tradenames in an amendment to the March 26, 2002 Intercompany Agreement with Citigroup. During the first quarter of 2002, Citigroup provided investment advisory services on an allocated cost basis, consistent with prior years. On August 6, 2002, Travelers entered into an investment management agreement, which has been applied retroactively to April 1, 2002, with an affiliate of Citigroup whereby the affiliate of Citigroup is providing investment advisory and administrative services to Travelers with respect to its entire investment portfolio for a period of two years and at fees mutually agreed upon, including a component based on performance. Charges incurred related to this agreement were $59.7 million for 2003 and $47.2 million for the period from April 1, 2002 through December 31, 2002. This agreement terminates on March 31, 2004. Travelers intends to arrange an orderly transition of the investment management and the associated accounting and administrative services to St. Paul Travelers following the merger with SPC. Travelers and Citigroup also agreed upon the allocation or transfer of certain other liabilities and assets, and rights and obligations in furtherance of the separation of operations and ownership as a result of the Citigroup Distribution. The net effect of these allocations and transfers, in the opinion of management, were not significant to Travelers results of operations or financial condition.

Other Transactions

During the third quarter of 2003, Travelers purchased from Royal & SunAlliance USA (RSA), an unaffiliated insurer, the renewal rights to RSA's commercial lines national accounts, middle market and marine businesses, and standard and preferred personal lines businesses. Also during the third quarter of 2003, Travelers purchased from Atlantic Mutual, an unaffiliated insurer, the renewal rights to the majority of Atlantic Mutual's commercial lines inland marine and ocean cargo businesses written by Atlantic Mutual's Marine Division. The minimum purchase price for both transactions, which has been paid, was $48.0 million. The final purchase price, which is currently estimated to be $84.5 million, is dependent on the level of business renewed by Travelers.

On August 1, 2002, Commercial Insurance Resources, Inc. (CIRI), a subsidiary of Travelers and the holding company for the Gulf Insurance Group (Gulf), completed its previously announced transaction with a group of outside investors and senior employees of Gulf. Capital investments made by the investors and employees included 9.7 million shares of mandatorily convertible preferred stock for a purchase price of $8.83 per share, $49.7 million of convertible notes and .4 million common shares for a purchase price of $8.83 per share, representing a 24% ownership interest of CIRI, on a fully diluted basis. The dividend rate on the preferred stock is 6.0%. The interest rate on the notes is 6.0% payable on an interest-only basis. The notes mature on December 31, 2032. Trident II, L.P., Marsh & McLennan Capital Professionals Fund, L.P., Marsh & McLennan Employees' Securities Company, L.P. and Trident Gulf Holding, LLC (collectively Trident) invested $125.0 million, and a group of approximately 75 senior employees of Gulf invested $14.2 million. Fifty percent of the Gulf senior employees' investment was financed by CIRI. This financing is collateralized by the CIRI securities purchased and is forgivable if Trident achieves certain investment returns. The applicable agreements provide for registration rights and transfer rights and restrictions and other matters customarily addressed in agreements with minority investors. Gulf's results, net of minority interest, are included in the Commercial Lines segment.

On October 1, 2001, Travelers paid $329.5 million to Citigroup for The Northland Company and its subsidiaries (Northland) and Associates Lloyds Insurance Company. In addition, on October 3, 2001, the capital stock of Associates Insurance Company (Associates), with a net book value of $356.5 million, was contributed to Travelers by Citigroup. These companies are principally engaged in Commercial Lines specialty and transportation businesses and Personal Lines nonstandard automobile business.

CONSOLIDATED OVERVIEW

Travelers provides a wide range of commercial and personal property and casualty insurance products and services to businesses, government units, associations and individuals, primarily in the United States.

Consolidated Results of Operations

(for the year ended December 31, in millions, except per share data)	2003	2002	2001
Income before minority interest and cumulative effect of changes in in accounting principles	**$ 1,696.0**	$ 215.6	$ 1,062.2
Cumulative effect of changes in accounting principles, net of tax	**-**	(242.6)	3.2
Net income (loss)	**$ 1,696.0**	$ (27.0)	$ 1,065.4
Basic earnings per share:			
Income before minority interest and cumulative effect of changes in accounting principles	**$ 1.69**	$ 0.23	$ 1.38
Cumulative effect of changes in accounting principles, net of tax	**-**	(0.26)	0.01
Net income (loss)	**$ 1.69**	$ (0.03)	$ 1.39
Diluted earnings per share:			
Income before minority interest and cumulative effect of changes in accounting principles	**$ 1.68**	$ 0.23	$ 1.38
Cumulative effect of changes in accounting principles, net of tax	**-**	(0.26)	0.01
Net income (loss)	**$ 1.68**	$ (0.03)	$ 1.39
Weighted average number of common shares outstanding (basic)	**1,002.0**	949.5	769.0
Weighted average number of common shares outstanding and common stock equivalents (diluted)	**1,007.3**	951.2	769.0

Travelers discussions related to all items, other than net income (loss), are presented on a pretax basis, unless otherwise noted.

Net income of $1.696 billion or $1.69 per share basic and $1.68 per share diluted in 2003 compared to a net loss of $(27.0) million or $(0.03) per share, basic and diluted in 2002. Net income for 2003 reflected the continuing favorable, but moderating, rate environment in excess of loss cost trends and lower unfavorable prior year reserve development, partially offset by higher weather-related catastrophe losses in 2003. Catastrophe losses of $229.0 million, net of reinsurance and after tax, in 2003 compared to $54.7 million in 2002. Net unfavorable prior year reserve development in 2003 of $309.4 million, which included $338.7 of charges related to reserve strengthening at Gulf, compared to $1.487 billion of unfavorable prior year reserve development in 2002, which included $1.394 billion of charges related to asbestos reserve strengthening. In December 2002, Travelers strengthened its asbestos reserves to $3.404 billion, after reinsurance recoverables, and fully utilized the $800.0 million pretax benefit under the Citigroup indemnification agreement. For additional information see "-Asbestos Claims and Litigation." After tax net investment income increased $12.7 million from 2002 due to higher average invested assets resulting from strong cash flows from operations in 2003, partially offset by the lower interest rate environment and the shortening of the fixed maturity portfolio duration. Net income included $20.7 million of net realized investment gains compared to $99.0 million of net realized investment gains in 2002. Net loss for 2002 included a charge for the cumulative effect of a change in accounting principle of $242.6 million due to the adoption of Financial Accounting Standards Board (FASB) Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets" (FAS 142).

Net loss of $(27.0) million in 2002 or $(0.03) per share, basic and diluted, compared to net income of $1.065 billion or $1.39 per share, basic and diluted, in 2001. Results in 2002 benefited from the favorable rate environment that was significantly in excess of loss cost trends and lower weather-related catastrophe losses of $54.7 million compared to $67.1 million in 2001. The comparison to 2001 also benefited from the inclusion in 2001 of losses of $489.5 million related to the terrorist attack on September 11th. Results in 2002 reflected unfavorable prior year reserve development of $1.487 billion, which included the asbestos charge discussed above, compared to $38.7 million of favorable prior year reserve development in 2001. After tax net investment income decreased $89.4 million or 6% in 2002 due to reduced returns in Travelers public equity investments and the lower interest rate environment. Net income in 2002 was favorably impacted by the elimination of goodwill amortization and lower interest expense. Net realized investment gains were $99.0 million and $209.9 million in 2002 and 2001, respectively, and the net loss for 2002 included a charge of $242.6 million due to the adoption of FAS 142.

Consolidated revenues were as follows:

(for the year ended December 31, in millions)	**2003**	**2002**	**2001**
Earned premiums	**$ 12,545.4**	$ 11,155.3	$ 9,410.9
Net investment income	**1,868.8**	1,880.5	2,034.0
Fee income	**560.0**	454.9	347.4
Net realized investment gains	**38.0**	146.7	322.5
Recoveries from former affiliate	**-**	520.0	-
Other revenues	**127.0**	112.3	115.7
Consolidated revenues	**$ 15,139.2**	$ 14,269.7	$ 12,230.5

Revenues increased $869.5 million or 6% in 2003 and $2.039 billion or 17% in 2002.

Earned premiums increased $1.390 billion or 12% in 2003 due to rate increases on renewal business, growth in targeted new business and strong customer retention in both Commercial and Personal Lines. Commercial Lines earned premiums increased $921.6 million or 14% in 2003, despite a planned reduction of business volume at Northland and Associates. Personal Lines earned premiums increased $468.5 million or 11% in 2003. In 2002, earned premiums increased $1.744 billion or 19% over 2001 due to rate increases on renewal business in both Commercial and Personal Lines and the full-year inclusion of Northland and Associates in 2002.

Net investment income decreased $11.7 million or less than 1% in 2003, despite higher average invested assets resulting from strong cash flows from operations. The decline resulted from a reduction in investment yields to 5.3% in 2003 from 6.0% in 2002. The decrease in yields reflected the lower interest rate environment, the shortening of the average effective duration of the fixed maturity portfolio, a higher proportion of tax exempt investments and reduced returns in Travelers private equity investments, partially offset by higher returns in arbitrage fund investments. Pretax net investment income decreased $153.5 million or 8% in 2002. The decline resulted from a reduction in investment yields to 6.0% in 2002 from 6.9% in 2001. The decrease in yields reflected reduced returns in Travelers public equity investments and the lower interest rate environment. The impact of lower yields was partially offset by the rise in average invested assets due to the Northland and Associates acquisitions and increased cash flow from operations. Net investment income related to Northland and Associates was $91.5 million in 2002, an increase of $68.4 million over 2001 which only included the fourth quarter.

Fee income increased $105.1 million or 23% in 2003 and $107.5 million or 31% in 2002. Fees rose as both new business and pricing levels in Travelers National Accounts business increased and more workers' compensation business was written by state residual market pools that are serviced by National Accounts.

Net realized investment gains were $38.0 million in 2003 compared to $146.7 million in 2002. Net realized investment gains included $90.2 million of impairment charges in 2003 compared to $284.1 million in 2002. These impairment charges were mostly related to corporate bonds in the healthcare, communications, aviation and energy sectors. Net realized investment gains in 2003 also included losses of $26.6 million related to U.S. Treasury futures contracts which are settled daily. Net realized investment gains of $322.5 million in 2001 included impairment charges of $146.2 million mostly related to the telecommunications and energy sectors.

Recoveries of $520.0 million in 2002, under the Citigroup indemnification agreement, have been included in revenues as Recoveries from former affiliate.

Other revenues principally include premium installment charges.

Consolidated net written premiums were as follows:

(for the year ended December 31, in millions)	**2003**	**2002**	**2001**
Commercial Lines	**$ 8,119.4**	$ 7,369.5	$ 5,737.6
Personal Lines	**5,081.4**	4,575.0	4,107.9
Total net written premiums	**$ 13,200.8**	$ 11,944.5	$ 9,845.5

Net written premiums increased $1.256 billion or 11% in 2003. The 2003 increase was primarily due to higher but moderating rate increases, new business growth in favorable markets and strong retention across all major lines of business, partially offset by the withdrawal in 2002 of business at American Equity Insurance Company, a subsidiary of Northland (American Equity) and Associates and a one-time additional $115.0 million of net written premiums in 2002 due to the termination of certain reinsurance contracts by Northland. Net written premiums for Northland and Associates were $546.8 million in 2003 and $824.8 million in 2002, a decrease of 34% from 2002. Commercial Lines net written premiums, excluding business written in Northland and Associates, increased $1.028 billion or 16% in 2003. Personal Lines net written premiums increased $506.4 million or 11% in 2003.

Net written premiums increased $2.099 billion or 21% in 2002. The increase in net written premiums in 2002 was due to rate increases and strong retention in both Commercial and Personal Lines and the full year inclusion of Northland and Associates in 2002. Net written premiums for Northland and Associates were $935.8 million in 2002, an increase of $743.1 million over 2001 which only included the fourth quarter of 2001. Commercial Lines net written premiums, excluding business written in Northland and Associates, increased $974.5 million or 17% in 2002. Personal Lines net written premiums increased $467.1 million or 11% in 2002.

Consolidated claims and expenses were as follows:

(for the year ended December 31, in millions)	2003	2002	2001
Claims and claim adjustment expenses	**$ 9,118.4**	$ 11,138.5	$ 7,764.7
Amortization of deferred acquisition costs	**1,983.7**	1,810.2	1,538.7
Interest expense	**166.4**	156.8	204.9
General and administrative expenses	**1,641.3**	1,424.0	1,333.2
Consolidated claims and expenses	**$ 12,909.8**	$ 14,529.5	$ 10,841.5

Total claims and expenses decreased $1.620 billion or 11% in 2003 and increased $3.688 billion or 34% in 2002.

Claims and claim adjustment expenses decreased $2.020 billion or 18% in 2003 primarily due to lower unfavorable prior year reserve development in 2003 partially offset by increased loss costs, growth in business volume and higher catastrophe losses. Catastrophe losses, net of reinsurance, were $352.4 million in 2003 compared to $84.1 million in 2002. Unfavorable prior year reserve development included in claims and claim adjustment expenses was $476.0 million for 2003 compared to $3.088 billion in 2002. Unfavorable prior year reserve development in 2002 included $2.945 billion of asbestos incurred losses (prior to the benefit related to recoveries under the Citigroup indemnification agreement), compared to no asbestos incurrals in 2003. Commercial Lines had a non-asbestos related prior year reserve development charge of $688.0 million in 2003 compared to a $172.7 million charge in 2002. The most significant component of the 2003 Commercial Lines prior year reserve development charge was $521.1 million related to reserve strengthening at Gulf. Personal Lines favorable prior year reserve development was $212.0 million in 2003 compared to $29.9 million in 2002. See "- Results of Operations by Segment" for additional discussion of prior year reserve development.

Claims and claim adjustment expenses increased $3.374 billion or 43% in 2002 primarily due to the asbestos charge taken in the fourth quarter of 2002, the full year inclusion in 2002 of Northland and Associates, and increased loss cost trends, partially offset by the $704.0 million impact in 2001 of the terrorist attack on September 11. Weather-related catastrophe losses of $84.1 million in 2002 compared to $103.3 million in 2001. Unfavorable prior year reserve development in 2002 was $3.088 billion compared to favorable prior year reserve development of $59.5 million in 2001. Asbestos-related prior year reserve development in 2002 was $2.945 billion (prior to the benefit related to recoveries under the Citigroup indemnification agreement), a $2.756 billion increase over 2001. For additional information see "– Asbestos Claims and Litigation."

Amortization of deferred acquisition costs increased $173.5 million or 10% in 2003 and $271.5 million or 18% in 2002. These increases reflect higher commission and premium taxes associated with the increases in earned premiums previously described.

Interest expense increased $9.6 million or 6% in 2003 due to certain one time costs associated with the first and second quarter refinancing activities that lowered average interest costs and higher levels of temporary debt. Interest expense decreased $48.1 million or 23% in 2002 due to lower average interest-bearing debt levels primarily related to the repayment of debt obligations to Citigroup in the 2002 first quarter.

General and administrative expenses increased $217.3 million or 15% in 2003 and $90.8 million or 7% in 2002. These increases related to business growth and higher contingent commissions that resulted from improved underwriting results. In addition, the 2002 comparison to 2001 reflects the elimination of goodwill amortization due to the adoption of FAS 142.

Travelers effective tax rate was 24.1%, (183.4)% and 23.5% in 2003, 2002 and 2001, respectively. The 2003 increase in the effective rate reflected a higher level of pretax income associated with improved underwriting performance primarily related to the impact of the 2002 fourth quarter asbestos charge previously discussed and the impact of non-taxable recoveries of $520.0 million related to the Citigroup indemnification agreement in 2002, partially offset by a higher level of non-taxable investment income in 2003. The 2002 decrease in the effective rate reflected lower pretax income and the impact of the non-taxable recoveries from Citigroup as discussed above, in addition to a higher level of non-taxable net investment income in 2002 compared to 2001.

The GAAP combined ratios before policyholder dividends were as follows:

(for the year ended December 31,)	**2003**	**2002**	**2001**
Loss and loss adjustment expense (LAE) ratio (1)	**70.7%**	90.5%	80.4%
Underwriting expense ratio	**26.2**	26.9	28.5
Consolidated GAAP combined ratio	**96.9%**	117.4%	108.9%

(1) Excludes losses recovered under the Citigroup indemnification agreement in 2002.

The 20.5 point improvement in the 2003 GAAP combined ratio before policyholder dividends resulted from lower unfavorable prior year reserve development, primarily due to having no asbestos charges in 2003 compared to asbestos charges in 2002 that added 19.2 points. The benefit from premium rate increases that exceeded loss costs trends were mostly offset by higher catastrophe losses.

The deterioration in the 2002 GAAP combined ratio before policyholder dividends resulted from the impact of higher prior year reserve development that primarily resulted from the asbestos-related charges in 2002, partially offset by lower catastrophe losses in 2002 compared to 2001 (which included the impact of the September 11, 2001 terrorist attack), the elimination of goodwill amortization and rate increases that exceeded loss cost trends.

RESULTS OF OPERATIONS BY SEGMENT

Commercial Lines

Commercial Lines operating income (loss) was as follows:

(for the year ended December 31, in millions)	2003	2002	2001
Operating income (loss)	**$ 1,295.0**	$ (125.8)	$ 752.2

The 2003 operating income of $1.295 billion compared to an operating loss of $(125.8) million in 2002. The 2003 operating income reflected the continuing favorable, but moderating, rate environment in excess of loss cost trends and increased business volumes. Catastrophe losses of $67.4 million, net of reinsurance and after tax, compared to no catastrophes in 2002. The 2003 operating income contained no asbestos charges compared to $1.394 billion of unfavorable prior year reserve development related to asbestos in 2002, net of the benefit from the Citigroup indemnification agreement. Commercial Lines had a non-asbestos-related prior year reserve development charge of $447.2 million ($688.0 pretax) in 2003 compared to a $112.2 million charge ($172.7 million pretax) in 2002. The most significant component of the 2003 prior year reserve development charge was $338.7 million of charges ($521.1 million pretax) related to reserve strengthening at Gulf. Reserve strengthening at Gulf primarily related to a line of business that insured the residual values of leased vehicles and that was placed in runoff in late 2001 and the resolution of a residual value claim dispute. Reserves for certain other business lines at Gulf were also strengthened as was its allowance for uncollectible reinsurance recoverables. In addition to these Gulf charges, there was additional other Commercial Lines net unfavorable prior year reserve development of $108.5 million which included a $74.8 million charge associated with American Equity and a $38.9 million increase in environmental reserves. Net investment income of $1.152 billion in 2003 was $28.6 million higher than 2002 due to higher average invested assets from strong operating cash flows along with higher returns in Travelers arbitrage fund investments, partially offset by slightly lower returns in private equity investments and the impact of shortening the fixed maturity portfolio duration.

Operating loss of $(125.8) million for 2002 compared to operating income of $752.2 million in 2001. The 2002 operating loss reflected the benefit of the favorable premium rate environment in excess of loss cost trends and increased business volumes. Operating loss in 2002 was favorably impacted by no catastrophe losses compared to $470.5 million of catastrophe losses in 2001, including $447.9 million related to the terrorist attack on September 11, 2001. The 2002 prior year reserve development included the $1.394 billion charge related to asbestos discussed above compared to an asbestos-related charge of $122.7 million in 2001. Commercial Lines also had a non-asbestos-related prior year reserve development charge of $112.2 million ($172.7 pretax) in 2002 compared to a $141.2 million benefit ($217.2 million pretax) in 2001. Despite the benefit of higher average invested assets resulting from strong cash flows from underwriting, net investment income of $1.123 billion was $69.5 million lower than 2001 due to reduced returns in Travelers public equity investments and the lower interest rate environment. The 2002 operating loss also reflects the elimination of goodwill amortization.

Commercial Lines revenues were as follows:

(for the year ended December 31, in millions)	2003	2002	2001
Earned premiums	**$ 7,722.8**	$ 6,801.2	$ 5,447.0
Net investment income	**1,506.9**	1,495.3	1,616.3
Fee income	**560.0**	454.9	347.4
Recoveries from former affiliate	**-**	520.0	-
Other revenues	**40.7**	32.1	41.4
Commercial Lines revenues	**$ 9,830.4**	$ 9,303.5	$ 7,452.1

Revenues increased $526.9 million or 6% in 2003 and $1.851 billion or 25% in 2002.

Earned premiums increased $921.6 million or 14% in 2003 primarily due to premium rate increases, growth in targeted new business and strong customer retention. Earned premiums included Northland and Associates which decreased $213.8 million or 25% in 2003 due to the withdrawal in 2002 of business at American Equity and Associates. Earned premiums increased $1.354 billion or 25% in 2002 primarily due to premium rate increases and the full-year inclusion of Northland and Associates in 2002. Earned premiums for Northland and Associates were $846.1 million in 2002, an increase of $642.9 million over 2001 which only included the fourth quarter of 2001.

Net investment income increased $11.6 million in 2003 due to higher average invested assets resulting from strong cash flows from operations partially offset by the reduction in investment yields to 5.3% in 2003 from 6.0% in 2002. The decrease in yields reflected the lower interest rate environment, the shortening of the average effective duration of the fixed maturity portfolio, a higher proportion of tax-exempt investments and reduced returns in Travelers private equity investments; partially offset by higher returns in arbitrage fund investments. Net investment income decreased $121.0 million in 2002. The decline resulted from a reduction in investment yields to 6.0% in 2002 from 6.9% in 2001. The decrease in yields reflected reduced returns in Travelers public equity investments and the lower interest rate environment. The impact of lower yields was partially offset by the rise in average invested assets due to the Northland and Associates acquisitions and increased cash flow from operations. Net investment income related to Northland and Associates was $88.2 million in 2002, an increase of $65.8 million over 2001 which only included the fourth quarter.

Fee income increased $105.1 million or 23% in 2003 and $107.5 million or 31% in 2002. National Accounts is the primary source of fee income due to its service businesses, which include claim and loss prevention services to large companies that choose to self-insure a portion of their insurance risks, and claims and policy management services to workers' compensation residual market pools, automobile assigned risk plans and to self-insurance pools. Fees rose reflecting new business levels, price increases and more workers' compensation business being written by state residual market pools.

Commercial Lines net written premiums by market were as follows:

(for the year ended December 31, in millions)	2003	2002	2001
Core			
National Accounts	**$ 902.8**	$ 734.6	$ 418.9
Commercial Accounts	**3,725.7**	3,556.1	2,407.1
Select Accounts	**2,047.6**	1,869.5	1,713.2
Total Core	**6,676.1**	6,160.2	4,539.2
Specialty			
Bond	**780.5**	629.9	590.2
Gulf	**662.8**	579.4	608.2
Total Specialty	**1,443.3**	1,209.3	1,198.4
Total net written premiums	**$ 8,119.4**	$ 7,369.5	$ 5,737.6

Commercial Lines net written premiums increased $749.9 million or 10% in 2003. The strong but moderating rate environment, growth in targeted new business, and strong customer retention across all major lines of business combined to drive premium growth. This premium growth was partially offset by the decrease in net written premiums at Northland and Associates due to the withdrawal in 2002 of business at American Equity and Associates and a one-time additional $115.0 million of net written premium in 2002 related to the termination of certain reinsurance contracts. Net written premiums for Northland and Associates were $546.8 million in 2003 compared to $824.8 million in 2002. The Commercial Lines business of Northland and Associates is included with Commercial Accounts.

Commercial Lines net written premiums in 2002 increased $1.632 billion or 28%. The 2002 increase reflected premium rate increases and the full-year inclusion of Northland and Associates. The inclusion of Northland and Associates contributed $657.4 million to the increase. Net written premiums for Northland and Associates were $824.8 million in 2002 compared to $167.4 million in 2001 which only included the fourth quarter of 2001.

In addition to fee based products, National Accounts works with national and regional brokers to provide tailored insurance coverages and programs, mainly to large corporations, and participates in state mandated residual market workers' compensation and automobile assigned risk plans. National Accounts net written premiums increased $168.2 million or 23% in 2003 and $315.7 million or 75% in 2002. These increases in net written premiums were due to the continued benefit from rate increases, higher new business levels that, in part, resulted from Travelers third quarter 2003 renewal rights transaction with Royal & SunAlliance and higher business volume in residual market pools.

Commercial Accounts primarily serves mid-sized businesses for casualty products and large, mid-sized and small businesses for property products through a network of independent agents and brokers. Commercial Accounts net written premiums, excluding Northland and Associates, increased 16% to $3.179 billion in 2003 primarily due to renewal price change increases that averaged 10% for 2003 (down from 22% in 2002), new business growth in targeted markets and strong retention across all major product lines. The lower level of renewal price changes resulted mostly from moderation in rates, primarily in the property lines. Renewal price change represents the estimated average change in premium on policies that renew, including rate and exposure changes, versus the average premium on those same policies for their prior term. New business premiums in Commercial Accounts for 2003 were $809.5 million, a 12% increase from 2002. The business retention ratio for 2003 was 81% up from 76% in 2002. Retention represents the estimated percentage of premium available for renewal which renewed in the current period. This renewal price change, new business and retention information excludes Travelers Northland and Associates operations. Net written premiums associated with Northland and Associates declined to $546.8 million in 2003 from $824.8 million in 2002 due to the withdrawal in 2002 of business at American Equity and Associates and the $115.0 million one-time impact from the termination of certain reinsurance contracts as previously discussed. Commercial Accounts net written premiums increased $1.149 billion or 48% in 2002. The increase was significantly impacted by the inclusion in 2002 of the full-year results of Northland and Associates. Net written premiums related to Northland and Associates were $824.8 million and $167.4 million in 2002 and 2001, respectively. Excluding the impact of Northland and Associates, net written premiums increased 22% or $491.6 million for 2002, primarily driven by renewal price changes averaging 22% for 2002 and strong growth in new business. All major product lines – commercial automobile, property and general liability – contributed to the rise in renewal pricing. The one area not showing adequate rate improvement, however, was the workers' compensation line and, accordingly, Commercial Accounts did not grow this business. New business premiums in Commercial Accounts for 2002 were $725.4 million, a 43% increase. The business retention ratio for 2002 was 76%, up from 71% for 2001.

Select Accounts serves small businesses through a network of independent agents. Select Accounts net written premiums increased $178.1 million or 10% in 2003. The increase in Select Accounts net written premiums primarily reflected renewal price change increases averaging 14% for 2003 compared to 17% for 2002, increased new business and strong retention. New business premiums in Select Accounts for 2003 were $367.8 million compared to $305.3 million in 2002. New business growth was especially strong in property, general liability and commercial multi-peril lines of business. The business retention ratio for 2003, which remained strong at 83%, compared to 80% for 2002. Select's retention remains strongest for small commercial business handled through Travelers Service Centers, while premium growth has been greatest in the commercial multi-peril and property product lines. Select Account net written premiums increased $156.3 million or 9% in 2002. The increase in Select Accounts net written premiums primarily reflected renewal price changes averaging 17% for 2002 compared to 14% in 2001. New business premiums in Select Accounts for 2002 were $305.3 million compared to $275.8 million in 2001. The business retention ratio for 2002, which was 80%, was consistent with 2001.

Bond provides a variety of fidelity and surety bonds and executive liability coverages to clients of all sizes through independent agents and brokers. Bond net written premiums increased $150.6 million or 24% in 2003. This increase reflected a favorable premium rate environment and strong new business, principally in executive liability product lines, which target middle and small market private accounts, partially offset by higher reinsurance costs. In addition, the surety product lines benefited from higher premium rates in 2003. Bond net written premiums increased $39.7 million or 7% in 2002. The 2002 amount was reduced by $17.5 million due to a change in the Bond Executive Liability excess of loss reinsurance treaty that was effective January 1, 2002. Excluding this reinsurance adjustment, Bond net written premiums increased $133.1 million or 21% during 2003. In addition, the 2001 amount was increased by $34.1 million due to the termination of the Master Bond Liability reinsurance treaty effective January 1, 2001. Excluding both reinsurance adjustments, Bond net written premiums increased $91.3 million during 2002. This increase reflected a favorable premium rate environment and strong production growth in executive liability product lines. In addition, the surety product lines benefited from higher premium rates in 2002.

Gulf markets products to national, mid-sized and small customers and distributes them through both wholesale brokers and retail agents and brokers throughout the United States with particular emphasis on management and professional liability coverages and excess and surplus lines of insurance. Gulf net written premiums increased $83.4 million or 14% in 2003 as a result of significant rate increases across all classes of management liability products. Gulf net written premiums decreased $28.8 million in 2002 due to Gulf's decision to exit non-core businesses, including assumed reinsurance, transportation, residual value and property, partially offset by increases in Gulf's core specialty lines.

Commercial Lines claims and expenses were as follows:

(for the year ended December 31, in millions)	2003	2002	2001
Claims and claim adjustment expenses	**$ 5,784.0**	$ 7,932.1	$ 4,711.7
Amortization of deferred acquisition costs	**1,182.9**	1,072.8	864.9
Interest expense	**5.0**	3.5	-
General and administrative expenses	**1,207.4**	1,031.0	932.2
Commercial Lines claims and expenses	**$ 8,179.3**	$ 10,039.4	$ 6,508.8

Total claims and expenses decreased $1.860 billion or 19% in 2003 and increased $3.531 billion or 54% in 2002.

Claims and claim adjustment expenses decreased $2.148 billion or 27% in 2003 primarily due to lower unfavorable prior year reserve development, partially offset by increased loss costs, growth in business volume and higher weather related catastrophe losses. Catastrophe losses, net of reinsurance, were $103.8 million in 2003 compared to no catastrophe losses in 2002. The 2003 catastrophe losses were primarily due to a severe winter storm in Colorado in the first quarter, severe storms in the second quarter in a number of Southern and Midwestern states and Hurricane Isabel in the third quarter. Unfavorable prior year reserve development included in claims and claim adjustment expenses was $688.0 million in 2003 compared to $3.118 billion in 2002. The most significant component of 2003 prior year development was Gulf reserve strengthening of $521.1 million. Reserve strengthening at Gulf primarily related to a line of business that insured the residual values of leased vehicles and that was placed in runoff in late 2001 and the resolution of a residual value claim dispute. Reserves for certain other business lines at Gulf were also strengthened as was its allowance for uncollectible reinsurance recoverables. In addition to these Gulf charges, there was additional other Commercial Lines net unfavorable prior year reserve development of $166.9 million which included a $115.0 million charge associated with American Equity and a $59.8 million increase in environmental reserves. Unfavorable prior year reserve development in 2002 included $2.945 billion of asbestos-related charges (prior to the benefit related to recoveries under the Citigroup indemnification agreement), compared to no asbestos incurrals in 2003. For additional information see "– Asbestos Claims and Litigation".

Claims and claim adjustment expenses increased $3.220 billion or 68% in 2002 primarily due to higher prior year reserve development, the inclusion in 2002 of the full-year results of Northland and Associates and increased loss cost trends, partially offset by no catastrophe losses. Catastrophe losses, net of reinsurance, were $723.8 million in 2001 and were primarily due to the $644.0 million of losses attributed to the terrorist attack on September 11 as well as the Seattle earthquake and Tropical Storm Allison. Included in claims and claim adjustment expenses in 2002 was unfavorable prior year reserve development of $3.118 billion compared to 2001 favorable prior year reserve development of $28.4 million. As discussed above, the most significant component in 2002 prior year reserve development was asbestos-related charges which increased $2.756 billion over 2001. Separately, Travelers strengthened its environmental reserves in the 2002 fourth quarter by $100.0 million and reduced its reserves for other general liability exposures $94.8 million. These actions were taken as a result of recent payment and settlement experience. In addition, in 2003 Travelers strengthened prior year reserves for certain run-off lines of business, including assumed reinsurance, and experienced favorable development in certain on-going businesses.

Amortization of deferred acquisition costs increased $110.1 million or 10% in 2003 and $207.9 million or 24% in 2002. These increases reflect higher commission and premium taxes associated with the increases in earned premiums previously described.

General and administrative expenses increased $176.4 million or 17% in 2003 and $98.8 million or 11% in 2002. These increases are related to business growth and higher contingent commissions that resulted from improved underwriting results. In addition, 2002 comparison to 2001 reflects the elimination of goodwill amortization due to the adoption of FAS 142.

GAAP combined ratios before policyholder dividends for Commercial Lines were as follows:

(for the year ended December 31,)	2003	2002	2001
Loss and LAE ratio (1)	**71.7%**	101.3%	82.9%
Underwriting expense ratio	**26.7**	27.6	29.7
Commercial Lines GAAP combined ratio	**98.4%**	128.9%	112.6%

(1) Excludes losses recovered under the Citigroup indemnification agreement in 2002.

The 30.5 point improvement in the 2003 GAAP combined ratio before policyholder dividends reflected an improvement in both the loss and LAE ratio and the underwriting expense ratio. The improvement in the loss and LAE ratio resulted from lower unfavorable prior year reserve development, primarily due to no asbestos-related charges in 2003 compared to the 2002 asbestos-related charges discussed above that added 31.5 points to the 2002 combined ratio. The impact of premium rate increases that exceeded loss cost trends was mostly offset by the catastrophe losses that occurred in 2003 compared to no catastrophe losses in 2002. The decrease in the underwriting expense ratio was primarily due to the benefits of the favorable rate environment and higher fee income, partially offset by higher contingent commissions that result from improved underwriting performance.

The deterioration in the 2002 GAAP combined ratio before policyholder dividends reflected a deterioration in the loss and LAE ratio and an improvement in the underwriting expense ratio. The deterioration in the loss and LAE ratio was primarily due to the impact of higher prior year reserve development, primarily due to the asbestos-related charges discussed above, partially offset by no catastrophe losses in 2002 compared to the impact of the terrorist attack on September 11, 2001 and rate increases that exceeded loss cost trends. The improvement in the underwriting expense ratio was primarily attributed to the benefit of premium rate increases and the elimination of goodwill amortization.

Personal Lines

Personal Lines operating income was as follows:

(for the year ended December 31, in millions)	2003	2002	2001
Operating income	**$ 492.5**	$ 346.9	$ 241.0

The 2003 operating income increased $145.6 million or 42%. Operating income benefited from the favorable but moderating premium rate environment in both automobile and property, increased business volumes and a continued moderation in the increase in loss costs. Operating income in 2003 included catastrophe losses of $161.6 million compared to $54.7 million in 2002. Also impacting operating income was favorable prior year reserve development in 2003 of $137.8 million ($212.0 million pretax) compared to $19.4 million ($29.9 million pretax) in 2002. Favorable prior year reserve development in 2003 resulted from improvement in non-catastrophe-related claim frequency for both homeowners and non-bodily-injury automobile businesses and a $32.5 million ($50.0 million pretax) reduction in the reserves held related to the terrorist attack on September 11 also due to lower than expected claim frequency. Despite the benefit of higher average invested assets resulting from strong cash flows from operations, 2003 after tax net investment income of $262.7 million was $16.1 million lower than 2002 reflecting the lower interest rate environment, slightly lower returns in Travelers private equity investments and the impact of shortening the fixed maturity portfolio duration.

Operating income in 2002 increased $105.9 million or 44%. The 2002 operating income reflected an improved premium rate environment in both auto and property and a moderation in the increase in loss costs. Operating income in 2001 reflected the $41.6 million impact of the terrorist attack on September 11, 2001. Weather-related catastrophe losses of $54.7 million in 2002 compared to $44.5 million in 2001. Favorable reserve development of $19.4 million ($29.9 million pretax) in 2002 primarily related to the moderation in loss cost trends in automobile. Despite the benefit of higher average invested assets resulting from strong cash flows from operations, 2002 after tax net investment income of $278.8 million was $15.4 million lower than 2001 reflecting reduced returns in Travelers public equity investments and the lower interest rate environment. The elimination of goodwill amortization also contributed to the increase in 2002 operating income.

Personal Lines revenues were as follows:

(for the year ended December 31, in millions)	2003	2002	2001
Earned premiums	**$ 4,822.6**	$ 4,354.1	$ 3,963.9
Net investment income	**361.1**	384.7	410.2
Other revenues	**85.2**	80.1	73.3
Personal Lines revenues	**$ 5,268.9**	$ 4,818.9	$ 4,447.4

Revenues increased $450.0 million or 9% in 2003 and $371.5 million or 8% in 2002.

Earned premiums increased $468.5 million or 11% in 2003 primarily due to higher rates as well as increased new business volumes and strong retention. Earned premiums in 2002 increased $390.2 million or 10% primarily due to rate increases in all product lines and the full-year inclusion of Northland. Earned premiums for Northland were $112.1 million in 2002, an increase of $91.2 million over 2001 which only included the fourth quarter.

Net investment income decreased $23.6 million in 2003 and $25.5 million in 2002 despite higher average invested assets resulting from strong cash flows from operations. The decline resulted from a reduction in investment yields to 5.3% in 2003 from 6.0% in 2002. The decrease in yields reflected the lower interest rate environment, the shortening of the average effective duration of the fixed maturity portfolio and a higher proportion of tax-exempt investments. The 2002 decline resulted from a reduction in investment yields to 6.0% from 6.9% in 2001. The decrease in yields reflected reduced returns in Travelers public equity investments and the lower interest rate environment.

Personal Lines net written premiums by product line were as follows:

(for the year ended December 31, in millions)	2003	2002	2001
Automobile	**$ 3,053.3**	$ 2,842.9	$ 2,590.7
Homeowners and other	**2,028.1**	1,732.1	1,517.2
Total net written premiums	**$ 5,081.4**	$ 4,575.0	$ 4,107.9

Personal Lines net written premiums increased $506.4 million or 11% in 2003 due to renewal price increases and higher business volumes in both the Automobile and Homeowners and Other lines of business. Net written premiums in 2002 increased $467.1 million or 11% due to renewal price increases in both the Automobile and Homeowners and Other lines of business and the full-year inclusion of Northland. Net written premiums for Northland were $111.0 million in 2002, an increase of $85.7 million over 2001 which only included the fourth quarter.

Automobile net written premiums increased $210.4 million or 7% in 2003 due to higher business volumes and renewal price increases. Renewal price change increases for standard voluntary business averaged 6% in 2003, two percentage points below 2002. Renewal price change for Personal Lines products represents the estimated average change in premium on policies that renew, including rate and exposure changes, versus the average premium on those same policies for their prior term. Policies in force increased 4% in 2003. Policy retention levels for standard voluntary business remained favorable and averaged 81%, up one percentage point from 2002. Retention for Personal Lines products represents the estimated percentage of policies from the prior year period renewed in the current period. Automobile net written premiums in 2002 increased $252.2 million or 10%. Excluding the impact of Northland, which contributed $97.5 million and $23.7 million to 2002 and 2001, respectively, Automobile net written premiums increased 7% to $2.745 billion. Renewal price changes for standard voluntary business averaged 8% for 2002, up one percentage point from 2001. Policies in force increased 2% in 2002. Policy retention levels for standard voluntary business in 2002 remained favorable and averaged 80%, up one percentage point from 2001.

Homeowners and Other net written premiums increased $296.0 million or 17% in 2003 due to higher business volumes and renewal price increases. Renewal price change increases averaged 11% in 2003 compared to 15% for 2002. The higher level of renewal price change increases in 2002 was mostly attributable to rate increases in Texas. Policies in force increased 6% in 2003. Retention levels also remained favorable and averaged 81%, up one percentage point from 2002. Homeowners and Other net written premiums increased $214.9 million or 14% in 2002. Excluding the impact of Northland, which contributed $13.5 million and $1.6 million to 2002 and 2001, respectively, Homeowners and Other net written premiums increased 13% to $1.719 billion. Renewal price changes averaged 15% for 2002, up 5 percentage points from 2001. Policies in force were flat in 2002. Retention levels also remained favorable and averaged 80% in both 2002 and 2001.

Production through Travelers independent agents in Personal Lines, which represented over 81% of Personal Lines total net written premiums in 2003, was up $423.6 million or 11% to $4.159 billion. Production through other channels, which include affinity and joint marketing arrangements, was up $82.8 million or 10% to $922.2 million. Production through Travelers independent agents in 2002 was up $427.7 million or 13% to $3.736 billion for 2002, including the impact of Northland. Net written premiums through channels other than independent agents was up $39.4 million or 5% to $839.4 million for 2002 as the favorable impact of renewal price changes was offset in part by a reduction in policies in force due to underwriting actions taken to eliminate marginally profitable businesses.

Personal Lines had approximately 5.8 million, 5.5 million and 5.4 million policies in force at December 31, 2003, 2002 and 2001, respectively.

Personal Lines claims and expenses were as follows:

(for the year ended December 31, in millions)	2003	2002	2001
Claims and claim adjustment expenses	**$ 3,334.4**	$ 3,206.4	$ 3,053.0
Amortization of deferred acquisition costs	**800.8**	737.4	673.8
General and administrative expenses	**420.0**	385.1	382.9
Personal Lines claims and expenses	**$ 4,555.2**	$ 4,328.9	$ 4,109.7

Total claims and expenses increased $226.3 million or 5% in 2003 and $219.2 million or 5% in 2002.

Claims and claim adjustment expenses increased $128.0 million or 4% in 2003 primarily due to increased loss costs, growth in business volume and higher catastrophe losses, partially offset by favorable prior year reserve development. Catastrophe losses were $248.6 million in 2003 compared to $84.1 million in 2002. Favorable prior year reserve development was $212.0 million in 2003 compared to $29.9 million in 2002. As discussed above, favorable prior year reserve development in 2003 primarily related to property business written in 2002 and to a lesser degree automobile business written in prior years and also included a $50.0 million reduction in the reserves held related to the terrorist attack on September 11, 2001.

Claims and claim adjustment expenses increased $153.4 million or 5% in 2002 primarily due to the inclusion in 2002 of the full-year results of Northland, increased loss cost trends and higher natural catastrophe losses partially offset by the $60.0 million impact of the terrorist attack on September 11, 2001. Natural catastrophe losses were $84.1 million in 2002 compared to $72.5 million in 2001. Favorable prior year reserve development was $29.9 million in 2002 compared to $31.0 million in 2001.

Catastrophe losses, net of reinsurance, were $248.6 million, $84.1 million and $132.5 million in 2003, 2002 and 2001, respectively. Catastrophe losses in 2003 were primarily due to winter storms in the Mid-Atlantic states, the Northeast and Colorado in the first quarter and hail, ice storms and tornados in the second quarter. Catastrophes in the third quarter were primarily due to Hurricane Isabel and in the fourth quarter were due to the California wildfires and wind, hail and tornados in the Midwest and East. Catastrophe losses in 2002 were primarily due to winter storms in the Midwest and New York in the first quarter, wind and hailstorms in the Mid-Atlantic region in the second and third quarters, and Tropical Storm Lili and wind, hail and ice storms in the Southeast in the fourth quarter. Catastrophe losses in 2001 were primarily due to the terrorist attack on September 11, Tropical Storm Allison and wind and hailstorms in the Midwest and Texas in the second quarter.

Amortization of deferred acquisition costs increased $63.4 million or 9% in 2003 and $63.6 million or 9% in 2002 due to higher commission and premium taxes associated with the increases in earned premium previously described.

General and administrative expenses increased $34.9 million or 9% in 2003 and $2.2 million or 1% in 2002. These increases are related to business growth and higher contingent commissions that resulted from improved underwriting results. In addition, 2002 comparison to 2001 reflects the elimination of goodwill amortization due to the adoption of FAS 142.

GAAP combined ratios for Personal Lines were as follows:

(for the year ended December 31,)	2003	2002	2001
Loss and LAE ratio	**69.1%**	73.6%	77.0%
Underwriting expense ratio	**25.3**	25.8	26.8
Personal Lines GAAP combined ratio	**94.4%**	99.4%	103.8%

The 5.0 point improvement in the 2003 GAAP combined ratio reflected an improvement in both the loss and LAE ratio and in the underwriting expense ratio. The improvement in the loss and LAE ratio was due to renewal price increases that exceeded loss cost trends, continued reduced levels of non-catastrophe property claim frequency and higher favorable prior year reserve development, partially offset by higher catastrophes. The improvement in the underwriting expense ratio was primarily due to the benefits of the favorable rate environment and further expense leverage.

The 4.4 point improvement in the 2002 GAAP combined ratio reflected an improvement in both the loss and LAE ratio and the underwriting expense ratio. The improvement in the loss and LAE ratio was primarily attributed to renewal price increases that exceeded loss cost trends, slightly higher natural catastrophes in 2002, the impact in 2001 of the terrorist attack on September 11, and slightly lower favorable prior year reserve development. The improvement in the underwriting expense ratio was primarily attributed to the benefit of premium rate increases and the elimination of goodwill amortization. An increase in contingent commissions, resulting from the improved underwriting performance, offset an overall reduction in other expenses.

Interest Expense and Other

(for the year ended December 31, in millions)	2003	2002	2001
Revenues	**$ 1.9**	$ 0.6	$ 8.5
Interest Expense and Other, net	**$ (112.2)**	$ (102.9)	$ (137.5)

Interest Expense and Other in 2003 increased $9.3 million, after tax, primarily due to higher interest costs. After tax interest expense was $104.9 million in 2003 compared to $99.6 million in 2002. The increase in interest expense in 2003 was primarily due to certain one time costs associated with the first and second quarter refinancing activities that lowered average interest costs and higher levels of temporary debt. Temporary financing included $550.0 million first obtained in December 2002 in connection with the fourth quarter 2002 asbestos reserve strengthening and $1.400 billion of senior notes issued on March 11, 2003. The proceeds from the issuance of these senior notes were used to prepay and refinance a $500.0 million note to Citigroup on March 11, 2003, and to redeem $900.0 million of trust preferred securities on April 9, 2003. For additional information see "Liquidity and Capital Resources."

After tax interest expense of $99.6 million in 2002 decreased $33.6 million from $133.2 million in 2001 due to lower average interest-bearing debt levels primarily related to the repayment of debt obligations to Citigroup in the 2002 first quarter. Included in 2001 net expense was the after tax benefit of a $5.7 million dividend from an investment that was sold to Citigroup in 2002.

ASBESTOS CLAIMS AND LITIGATION

Travelers believes that the property and casualty insurance industry has suffered from court decisions and other trends that have attempted to expand insurance coverage for asbestos claims, far beyond the intent of insurers and policyholders. As a result, Travelers continues to experience an increase in the number of asbestos claims being tendered to Travelers by Travelers policyholders (which includes others seeking coverage under a policy) including claims against Travelers policyholders by individuals who do not appear to be impaired by asbestos exposure. Factors underlying these increases include more intensive advertising by lawyers seeking asbestos claimants, the increasing focus by plaintiffs on new and previously peripheral defendants and entities seeking bankruptcy protection as a result of asbestos-related liabilities. In addition to contributing to the increase in claims, bankruptcy proceedings may increase the volatility of asbestos-related losses by initially delaying the reporting of claims and later by significantly accelerating and increasing loss payments by insurers, including Travelers. Travelers is currently involved in coverage litigation concerning a number of policyholders who have filed for bankruptcy, including, among others, ACandS, Inc., who in some instances, have asserted that all or a portion of their asbestos-related claims are not subject to aggregate limits on coverage as described generally in the next paragraph. (Also see "-Legal Proceedings.") Particularly during the last few months of 2001 and continuing through 2002, the trends described above both accelerated and became more apparent. As expected, these trends continued into 2003. As a result of the trends described above, there is a high degree of uncertainty with respect to future exposure from asbestos claims.

In some instances, policyholders continue to assert that their claims for asbestos-related insurance are not subject to aggregate limits on coverage and that each individual bodily injury claim should be treated as a separate occurrence under the policy. It is difficult to predict whether these policyholders will be successful on both issues or whether Travelers will be successful in asserting additional defenses. To the extent both issues are resolved in policyholders' favor and other additional Travelers defenses are not successful, Travelers coverage obligations under the policies at issue would be materially increased and bounded only by the applicable per occurrence limits and the number of asbestos bodily injury claims against the policyholders. Accordingly, it is difficult to predict the ultimate size of the claims for coverage not subject to aggregate limits.

Many coverage disputes with policyholders are only resolved through settlement agreements. Because many policyholders make exaggerated demands, it is difficult to predict the outcome of settlement negotiations. Settlements involving bankrupt policyholders may include extensive releases which are favorable to Travelers but which could result in settlements for larger amounts than originally anticipated. As in the past, Travelers will continue to pursue settlement opportunities.

In addition, proceedings have been launched directly against insurers, including Travelers, challenging insurers' conduct in respect of asbestos claims, including in some cases with respect to previous settlements. Travelers anticipates the filing of other direct actions against insurers, including Travelers, in the future. Particularly in light of jurisdictional issues, it is difficult to predict the outcome of these proceedings, including whether the plaintiffs will be able to sustain these actions against insurers based on novel legal theories of liability. (Also see "-Legal Proceedings.")

Because each policyholder presents different liability and coverage issues, Travelers generally evaluates the exposure presented by each policyholder on a policyholder-by-policyholder basis. In the course of this evaluation, Travelers considers: available insurance coverage, including the role of any umbrella or excess insurance Travelers has issued to the policyholder; limits and deductibles; an analysis of each policyholder's potential liability; the jurisdictions involved; past and anticipated future claim activity and loss development on pending claims; past settlement values of similar claims; allocated claim adjustment expense; potential role of other insurance; the role, if any, of non-asbestos claims or potential non-asbestos claims in any resolution process; and applicable coverage defenses or determinations, if any, including the determination as to whether or not an asbestos claim is a products/completed operation claim subject to an aggregate limit and the available coverage, if any, for that claim. When the gross ultimate exposure for indemnity and related claim adjustment expense is determined for a policyholder, Travelers calculates, by each policy year, a ceded reinsurance projection based on any applicable facultative and treaty reinsurance, as well as past ceded experience. Adjustments to the ceded projections also occur due to actual ceded claim experience and reinsurance collections. Conventional actuarial methods are not utilized to establish asbestos reserves. Travelers evaluations have not resulted in any data from which a meaningful average asbestos defense or indemnity payment may be determined.

Travelers also compares its historical direct and net loss and expense paid experience, year-by-year, to assess any emerging trends, fluctuations or characteristics suggested by the aggregate paid activity. As anticipated, losses paid have increased in 2003 compared to prior years. There has been acceleration in the amount of payments, including those from prior settlements of coverage disputes entered into between Travelers and certain of its policyholders. Approximately 57% in 2003 and 54% in 2002 of total paid losses relate to policyholders with whom Travelers previously entered into settlement agreements that limit Travelers liability. Net asbestos losses paid were $451.8 million for 2003 compared to $361.1 million for 2002, reflective of the items previously described.

At December 31, 2003, asbestos reserves were $2.977 billion compared to $3.404 billion as of December 31, 2002. The decrease is reflective of the $451.8 million of payments made during the course of 2003, partly offset by accretion of discounts of $24.2 million on reserves for certain policyholders with structured agreements. Other than accretion of discounts, there were no additions to asbestos reserves in 2003 compared to an addition of $2.945 billion in 2002.

Travelers categorizes its asbestos reserves as follows:

(at and for the year ended December 31, $ in millions)	Number of Policyholders		Total Paid (1)		Asbestos Reserves (2)	
	2003	2002	2003	2002	2003	2002
Policyholders with settlement agreements	23	2	$ 257.0	$ 196.1	$ 825.9	$ 942.1
Other policyholders with active claims:						
Home office review	312	26	172.3	143.6	668.3	809.4
Field office review	880	80	7.6	4.9	102.4	110.0
Assumed reinsurance			14.9	16.5	229.9	242.8
Unallocated IBNR					1,150.2	1,300.0
Total	1,215	1,09	$ 451.8	$ 361.1	$	$

(1) Net of reinsurance recoveries.
(2) Net of reinsurance recoverable.

Policyholders with settlement agreements include structured agreements, coverage in place arrangements and Wellington accounts. Reserves are based on the expected payout for each policyholder under the applicable agreement. Structured agreements are arrangements under which policyholders and/or plaintiffs agree to fixed financial amounts to be paid at scheduled times. Structured agreements include Travelers obligations related to PPG Industries, Inc. (PPG). In May 2002, Travelers agreed with approximately three dozen other insurers and PPG on key terms to settle asbestos-related coverage litigation under insurance policies issued to PPG. While there remain a number of contingencies, including the final execution of documents, court approval over possible opposition and possible appeal, Travelers believes that the completion of the settlement pursuant to the terms announced in May 2002 is likely. Travelers single payment contribution to the proposed settlement is approximately $388.8 million after reinsurance. Coverage in place arrangements represent agreements with major policyholders on specified amounts of coverage to be provided. Payment obligations may be subject to annual maximums and are only made when valid claims are presented. Wellington accounts refer to the 35 defendants that are parties to a 1985 agreement settling certain disputes concerning insurance coverage for their asbestos claims. Many of the aspects of the Wellington agreement are similar to those of coverage in place arrangements in which the parties have agreed on specific amounts of coverage and the terms under which the coverage can be accessed. During the course of 2003, Travelers made final payments to three policyholders with settlement agreements. No new policyholders were added to this category during 2003.

Other policyholders with active claims are identified as home office review or field office review policyholders. Policyholders are identified for home office review based upon, among other factors: aggregate payments in excess of a specified threshold (currently $100,000), perceived level of exposure, number of reported claims, products/completed operations and potential "non-product" exposures, size of policyholder and geographic distribution of products or services sold by the policyholder. During 2003, an additional 48 policyholders, previously part of the field office review, were included in the home office review. Paid losses for policyholders in the home office review category increased by $28.7 million during the year, due to an acceleration in expected payments coupled with the inclusion of the additional policyholders in this category. Accounts under field office review increased by 73 policyholders from 2002, as additional peripheral defendants continue to be named in suits.

Assumed reinsurance exposure primarily consists of reinsurance of excess coverage, including various pool participations.

In addition to incurred but not reported, or IBNR, amounts contained in the reserves for specific policyholders or groups of policyholders described above, Travelers has established an unallocated IBNR reserve for further adverse development related to existing policyholders, new claims from policyholders reporting claims for the first time, policyholders for which there is, or may be, litigation and direct actions against Travelers. During 2003, $117.0 million and $31.2 million of reserves were recategorized from unallocated IBNR to policyholders with settlement agreements and other policyholders subject to home office review, respectively, due to additional settlements and further development consistent with Travelers expectations. This follows the analysis conducted during Travelers annual ground up review of asbestos policyholders that was completed during the fourth quarter of 2003.

The following table displays activity for asbestos losses and loss expenses and reserves:

(at and for the year ended December 31, in millions)	**2003**	2002	2001
Beginning reserves:			
Direct	**$ 4,287.1**	$ 1,046.0	$ 1,005.4
Ceded	**(882.8)**	(225.6)	(199.0)
Net	**3,404.3**	820.4	806.4
Incurred losses and loss expenses:			
Direct (1)	**-**	3,660.2	282.7
Ceded	**-**	(715.2)	(93.9)
Accretion of discount:			
Direct	**24.6**	-	-
Ceded	**(0.4)**	-	-
Losses paid:			
Direct	**529.8**	419.1	242.1
Ceded	**(78.0)**	(58.0)	(67.3)
Ending reserves:			
Direct	**3,781.9**	4,287.1	1,046.0
Ceded	**(805.2)**	(882.8)	(225.6)
Net	**$ 2,976.7**	$ 3,404.3	$ 820.4

(1) Includes $800.0 million related to asbestos incurrals subject to the Citigroup indemnification agreement in 2002.

See "-Uncertainty Regarding Adequacy of Asbestos and Environmental Reserves."

ENVIRONMENTAL CLAIMS AND LITIGATION

Travelers continues to receive claims from policyholders who allege that they are liable for injury or damage arising out of their alleged disposition of toxic substances. Mostly, these claims are due to various legislative as well as regulatory efforts aimed at environmental remediation. For instance, the Comprehensive Environmental Response, Compensation and Liability Act, or CERCLA, enacted in 1980 and later modified, enables private parties as well as federal and state governments to take action with respect to releases and threatened releases of hazardous substances. This federal statute permits the recovery of response costs from some liable parties and may require liable parties to undertake their own remedial action. Liability under CERCLA may be joint and several with other responsible parties.

Travelers has been, and continues to be, involved in litigation involving insurance coverage issues pertaining to environmental claims. Travelers believes that some court decisions have interpreted the insurance coverage to be broader than the original intent of the insurers and policyholders. These decisions often pertain to insurance policies that were issued by Travelers prior to the mid-1970s. These decisions continue to be inconsistent and vary from jurisdiction to jurisdiction. Environmental claims when submitted rarely indicate the monetary amount being sought by the claimant from the policyholder, and Travelers does not keep track of the monetary amount being sought in those few claims which indicate a monetary amount.

Travelers reserves for environmental claims are not established on a claim-by-claim basis. Travelers carries an aggregate bulk reserve for all of Travelers environmental claims that are in dispute until the dispute is resolved. This bulk reserve is established and adjusted based upon the aggregate volume of in-process environmental claims and Travelers experience in resolving those claims. At December 31, 2003, approximately 82% of the net environmental reserve (approximately $236.5 million) is carried in a bulk reserve and includes unresolved and incurred but not reported environmental claims for which Travelers has not received any specific claims as well as for the anticipated cost of coverage litigation disputes relating to these claims. The balance, approximately 18% of the net environmental reserve (approximately $53.6 million), consists of case reserves for resolved claims.

Travelers reserving methodology is preferable to one based on "identified claims" because the resolution of environmental exposures by Travelers generally occurs by settlement on a policyholder-by-policyholder basis as opposed to a claim-by-claim basis. Generally, the settlement between Travelers and the policyholder extinguishes any obligation Travelers may have under any policy issued to the policyholder for past, present and future environmental liabilities and extinguishes any pending coverage litigation dispute with the policyholder. This form of settlement is commonly referred to as a "buy-back" of policies for future environmental liability. In addition, many of the agreements have also extinguished any insurance obligation which Travelers may have for other claims, including but not limited to asbestos and other cumulative injury claims. Travelers and its policyholders may also agree to settlements which extinguish any future liability arising from known specified sites or claims. Provisions of these agreements also include appropriate indemnities and hold harmless provisions to protect Travelers. Travelers general purpose in executing these agreements is to reduce Travelers potential environmental exposure and eliminate the risks presented by coverage litigation with the policyholder and related costs.

In establishing environmental reserves, Travelers evaluates the exposure presented by each policyholder and the anticipated cost of resolution, if any. In the course of this analysis, Travelers considers the probable liability, available coverage, relevant judicial interpretations and historical value of similar exposures. In addition, Travelers considers the many variables presented, such as the nature of the alleged activities of the policyholder at each site; the allegations of environmental harm at each site; the number of sites; the total number of potentially responsible parties at each site; the nature of environmental harm and the corresponding remedy at each site; the nature of government enforcement activities at each site; the ownership and general use of each site; the overall nature of the insurance relationship between Travelers and the policyholder, including the role of any umbrella or excess insurance Travelers has issued to the policyholder; the involvement of other insurers; the potential for other available coverage, including the number of years of coverage; the role, if any, of non-environmental claims or potential non-environmental claims, in any resolution process; and the applicable law in each jurisdiction. Conventional actuarial techniques are not used to estimate these reserves.

The duration of Travelers investigation and review of these claims and the extent of time necessary to determine an appropriate estimate, if any, of the value of the claim to Travelers, vary significantly and are dependent upon a number of factors. These factors include, but are not limited to, the cooperation of the policyholder in providing claim information, the pace of underlying litigation or claim processes, the pace of coverage litigation between the policyholder and Travelers and the willingness of the policyholder and Travelers to negotiate, if appropriate, a resolution of any dispute pertaining to these claims. Because these factors vary from claim-to-claim and policyholder-by-policyholder, Travelers cannot provide a meaningful average of the duration of an environmental claim. However, based upon Travelers experience in resolving these claims, the duration may vary from months to several years.

Over the past three years, Travelers has experienced a significant reduction in the number of policyholders with pending coverage litigation disputes and a continued reduction in the number of policyholders tendering for the first time an environmental remediation-type claim to Travelers. While there continues to be a reduction in the number of policyholders with active environmental claims, the recent decline is not as dramatic as it had been in the past.

In 2003, there were 103 policyholders tendering an environmental remediation-type claim to Travelers for the first time. This compares to 110 policyholders doing so in 2002 and 134 policyholders in 2001. Travelers review of policyholders tendering claims for the first time has indicated that they are fewer in number and lower in severity. In addition, these policyholders generally present smaller exposures, have fewer sites and are lower tier defendants. Further, regulatory agencies are utilizing risk-based analysis and more efficient clean-up technologies.

As of December 31, 2003, the number of policyholders with pending coverage litigation disputes pertaining to environmental claims was 189, approximately 8% less than the number pending as of December 31, 2002, and approximately 12% less than the number pending as of December 31, 2001. Travelers has resolved, for approximately $2.025 billion (before reinsurance), the environmental liabilities presented by 5,904, or 92%, of the total 6,436 policyholders who have tendered environmental claims to Travelers through December 31, 2003. Travelers generally has been successful in resolving Travelers coverage litigation disputes and continues to reduce Travelers potential exposure through settlements with some policyholders. However, continued increases in settlement amounts have led Travelers to add $59.8 million to its environmental reserves in the fourth quarter of 2003.

The following table displays activity for environmental losses and loss expenses and reserves:

(at and for the year ended December 31, in millions)	2003	2002	2001
Beginning reserves:			
Direct	**$ 447.8**	$ 478.8	$ 668.8
Ceded	**(62.3)**	(82.8)	(110.9)
Net	**385.5**	396.0	557.9
Incurred losses and loss expenses:			
Direct	**59.8**	153.9	57.8
Ceded	**-**	(3.8)	(12.1)
Losses paid:			
Direct	**176.3**	184.9	247.8
Ceded	**(21.1)**	(24.3)	(40.2)
Ending reserves:			
Direct	**331.3**	447.8	478.8
Ceded	**(41.2)**	(62.3)	(82.8)
Net	**$ 290.1**	$ 385.5	$ 396.0

UNCERTAINTY REGARDING ADEQUACY OF ASBESTOS AND ENVIRONMENTAL RESERVES

As a result of the processes and procedures described above, management believes that the reserves carried for asbestos and environmental claims at December 31, 2003 are appropriately established based upon known facts, current law and management's judgment. However, the uncertainties surrounding the final resolution of these claims continue, and it is presently not possible to estimate the ultimate exposure for asbestos and environmental claims and related litigation. As a result, the reserve is subject to revision as new information becomes available. The continuing uncertainties include, without limitation, the risks and lack of predictability inherent in major litigation, any impact from the bankruptcy protection sought by various asbestos producers and other asbestos defendants, a further increase or decrease in asbestos and environmental claims which cannot now be anticipated, the role of any umbrella or excess policies Travelers has issued, the resolution or adjudication of some disputes pertaining to the amount of available coverage for asbestos claims in a manner inconsistent with Travelers previous assessment of these claims, the number and outcome of direct actions against Travelers and future developments pertaining to Travelers ability to recover reinsurance for asbestos and environmental claims. It is also not possible to predict changes in the legal and legislative environment and their impact on the future development of asbestos and environmental claims. This development will be affected by future court decisions and interpretations, as well as changes in applicable legislation. It is also difficult to predict the ultimate outcome of large coverage disputes until settlement negotiations near completion and significant legal questions are resolved or, failing settlement, until the dispute is adjudicated. This is particularly the case with policyholders in bankruptcy where negotiations often involve a large number of claimants and other parties and require court approval to be effective. Also see "-Legal Proceedings."

Because of the uncertainties set forth above, additional liabilities may arise for amounts in excess of the current related reserves. In addition, Travelers estimate of ultimate claims and claim adjustment expenses may change. These additional liabilities or increases in estimates, or a range of either, cannot now be reasonably estimated and could result in income statement charges that could be material to Travelers operating results and financial condition in future periods.

INVESTMENT PORTFOLIO

Travelers invested assets at December 31, 2003 totaled $38.653 billion, including $348.8 million of securities in process of settlement, of which 91% was invested in fixed maturity and short-term investments, 2% in common stocks and other equity securities, 1% in mortgage loans and real estate held for sale and 6% in other investments. Excluding the impact of securities lending, unrealized investment gains and losses, receivables for investment sales and payables on investment purchases, the pretax average yield was 5.3%, 6.0% and 6.9% for the years ended December 31, 2003, 2002 and 2001, respectively, and the after tax average yield was 4.0%, 4.4% and 5.0% for the years ended December 31, 2003, 2002 and 2001, respectively.

Because the primary purpose of the investment portfolio is to fund future claims payments, Travelers employs a conservative investment philosophy. Travelers fixed maturity portfolio at December 31, 2003 totaled $33.046 billion, comprising $32.563 billion of publicly traded fixed maturities and $482.8 million of private fixed maturities. The weighted average quality ratings of Travelers publicly traded fixed maturity portfolio and private fixed maturity portfolio at December 31, 2003 were Aa2 and Baa1, respectively. Included in the fixed maturity portfolio at that date was approximately $2.057 billion of below investment grade securities. During 2003, holdings of tax-exempt securities were increased to $15.391 billion to take advantage of their relatively high credit quality and attractive after-tax yields. The average effective duration of the fixed maturity portfolio, including short-term investments, was 4.1 years as of December 31, 2003 (4.3 years excluding short-term investments), as compared to 5.0 years at December 31, 2002.

The following table sets forth Travelers combined fixed maturity investment portfolio classified by Moody's Investor's Service Inc. ratings:

(at December 31, 2003, in millions)	Carrying Value	Percent of Total Carrying
Quality Rating:		
Aaa	$ 19,586.0	59.3%
Aa	6,002.1	18.2
A	2,510.1	7.6
Baa	2,890.8	8.7
Total investment grade	30,989.0	93.8
Non-investment grade	2,056.5	6.2
Total fixed maturity investment	$ 33,045.5	100.0%

Travelers makes investments in collateralized mortgage obligations, or CMOs. CMOs typically have high credit quality, offer good liquidity, and provide a significant advantage in yield and total return compared to U.S. Treasury securities. Travelers investment strategy is to purchase CMO tranches which offer the most favorable return given the risks involved. One significant risk evaluated is prepayment sensitivity. This drives the investment process to generally favor prepayment protected CMO tranches including planned amortization classes and last cash flow tranches. Travelers does not purchase residual interests in CMOs.

At December 31, 2003, Travelers held CMOs with a fair value of $3.932 billion. Approximately 46% of CMO holdings were fully collateralized by GNMA, FNMA or FHLMC securities at that date, and the balance was fully collateralized by portfolios of individual mortgage loans. In addition, Travelers held $3.802 billion of GNMA, FNMA, FHLMC or FHA mortgage-backed pass-through securities at December 31, 2003. Virtually all of these securities are rated Aaa.

Travelers equity investments are primarily through private equity, arbitrage and real estate partnerships, which are subject to more volatility than Travelers fixed income investments, but historically have provided a higher return. At December 31, 2003, the carrying value of Travelers investments in private equity, arbitrage and real estate partnerships was $2.449 billion.

OUTLOOK

As previously discussed, Travelers announced the proposed merger with SPC. The following discussion does not reflect the impact, if any, of the proposed merger including the integration of Travelers business with that of SPC.

The 2003 year continued to see a significant increase in the number of downgrades by rating agencies for property casualty insurance companies. Many competitors are experiencing pressure on their capitalization levels due to underperforming investment portfolios and the need to strengthen prior year reserves, especially for asbestos liabilities. This pressure has caused many competitors to sell, discontinue or shrink certain books of business.

A variety of other factors continue to affect the property and casualty insurance market and Travelers core business outlook, including continued price increases in the commercial lines marketplace, although at a moderating level, a continuing highly competitive personal lines marketplace, inflationary pressures on loss cost trends, including medical inflation and auto loss costs, asbestos-related developments and rising reinsurance and litigation costs.

Travelers strategic objective is to enhance its position as a consistently profitable market leader and a cost-effective provider of property and casualty insurance in the United States.

Changes in the general interest rate environment affect the returns available on new investments. While a rising interest rate environment enhances the returns available on new fixed income investments, it reduces the market value of existing fixed maturity investments and the availability of gains on disposition. A decline in interest rates reduces the returns available on new investments, but increases the market value of existing investments and the availability of realized investment gains on disposition. In 2003, interest rates remained near their lowest levels since the 1950's. Consequently, yields available on new investments remain below the existing portfolio's average book yield. The continuation of this trend will create downward pressure on the average book yield of fixed income holdings.

As required by various state laws and regulations, Travelers insurance subsidiaries are subject to assessments from state-administered guaranty associations, second-injury funds and similar associations. In the opinion of Travelers management, these assessments will not have a material impact on Travelers results of operations.

Some social, economic, political and litigation issues have led to an increased number of legislative and regulatory proposals aimed at addressing the cost and availability of some types of insurance as well as the claim and coverage obligations of insurers. While most of these provisions have failed to become law, these initiatives may continue as legislators and regulators try to respond to public availability, affordability and claim concerns and the resulting laws, if any, could adversely affect Travelers ability to write business with appropriate returns.

On November 26, 2002, the Terrorism Risk Insurance Act of 2002 (the Terrorism Act) was enacted into Federal law and established a temporary Federal program in the Department of the Treasury that provides for a system of shared public and private compensation for insured losses resulting from acts of terrorism committed by or on behalf of a foreign interest. In order for a loss to be covered under the Terrorism Act (i.e., subject losses), the loss must be the result of an event that is certified as an act of terrorism by the U.S. Secretary of Treasury. In the case of a war declared by Congress, only workers' compensation losses are covered by the Terrorism Act. The Terrorism Insurance Program (the Program) generally requires that all commercial property/casualty insurers licensed in the U.S. participate in the Program. The Program became effective upon enactment and terminates on December 31, 2005. The amount of compensation paid to participating insurers under the Program is 90% of subject losses, after an insurer deductible, subject to an annual cap. The deductible under the Program was 7% for 2003, and is 10% for 2004 and 15% for 2005. In each case, the deductible percentage is applied to the insurer's direct earned premiums from the calendar year immediately preceding the applicable year. The Program also contains an annual cap that limits the amount of subject losses to $100 billion aggregate during a program year. Once subject losses have reached the $100 billion aggregate during a program year, there is no additional reimbursement from the U.S. Treasury and an insurer that has met its deductible for the program year is not liable for any losses (or portion thereof) that exceed the $100 billion cap. Travelers deductible under this Federal program is $927.7 million for 2004. Due to the high level of the deductible, in the opinion of Travelers management, the bill will have little impact on the price or availability of terrorism coverage in the marketplace. Travelers had no terrorism-related losses in 2003.

While the Terrorism Act provides a Federally-funded "backstop" for commercial property casualty insurers, it also requires that insurers immediately begin offering coverage for insured losses caused by acts of terrorism. The majority of Travelers Commercial Lines policies already included such coverage, although exclusions were added to higher-risk policyholders after September 11, 2001. For those risks considered higher-risk, such as landmark buildings or high concentrations of employees in one location, Travelers will continue to either decline to offer a renewal or will offer coverage for losses caused by acts of terrorism on a limited basis, with an explicit charge for the coverage.

Commercial Lines

In 2003, the trend of higher rates continued in Commercial Lines, although at a moderated level over 2002, and some of the increases varied significantly by region, business segment and line of business. These increases were necessary to offset the impact of rising loss cost trends, reduction in investment yields and the decline in profitability from the competitive pressures of the last decade. Since the terrorist attack on September 11, 2001, there has been greater concern over the availability, terms and conditions, and pricing of reinsurance. As a result, the primary insurance market is expected to continue to see rate increases, although at moderated levels from the past two years, and continued restrictive terms and conditions for certain coverages where adequate pricing cannot be achieved.

In National Accounts, where programs include risk management services, such as claims settlement, loss control and risk management information services, generally offered in connection with a large deductible or self-insured program, and risk transfer, typically provided through a retrospectively rated or guaranteed cost insurance policy, new business levels increased in 2003 due to a significant renewal rights transaction and to a reduction in the number of competitors in the marketplace. Customer retention has remained consistent with prior periods. Travelers has benefited from higher rates and believes that pricing will continue to stay firm into 2004. However, Travelers will still continue to selectively reject business that is not expected to produce acceptable returns. Travelers anticipates that the premium and fee income growth experienced in 2003 will continue into 2004. Included in National Accounts is service fee income for policy and claim administration of various states' Workers' Compensation Residual Market pools. After several years of depopulation, these pools began to repopulate in 2000 and grow significantly. Premium that Travelers services for these pools grew 24% in 2003 and is expected to modestly grow in 2004.

Commercial Accounts achieved price increases on renewal business of 10%, 22% and 19% during 2003, 2002 and 2001, respectively, improving the overall profit margin in this business, more than offsetting the impacts of rising loss cost, reinsurance costs and lower investment yields. The 2003 price increases began moderating compared to the 2002 price increases. New business levels also increased during 2003 across most products where Commercial Accounts benefited from Travelers underwriting specialization, financial strength and limits capacity. In 2004, Travelers will continue to seek increased new business levels on products producing acceptable returns, higher retention rates on its existing business and overall rate increases, although the rate of increase may vary by line of business and, on an overall basis, may moderate compared to 2003.

Also in Commercial Accounts, during 2002 the operations of American Equity and Associates were determined to be non-strategic. Accordingly, these operations were placed in run-off during the first and fourth quarters of 2002, respectively, which included non-renewals of inforce policies and a cessation of writing new business, where allowed by law. These operations were acquired in the fourth quarter of 2001 from Citigroup as part of the Northland and Associates acquisitions previously discussed. Net written premium for these combined operations was $1.0 million and $86.8 million in 2003 and 2002, respectively.

Select Accounts also achieved price increases on renewal business of 14%, 17% and 14% in 2003, 2002 and 2001, respectively, improving the overall profit margin in this business, more than offsetting the impact of rising loss cost and lower investment yields. Price increases varied significantly by region, industry and product. However, the ability of Select Accounts to achieve future rate increases is subject to regulatory constraints in some jurisdictions. Select will continue to seek rate increases in 2004, but the amount of increase may continue to decline as compared to the past year. Customer retention levels increased in 2003 over 2002 and loss cost trends in Select Accounts remained stable due to Travelers continued disciplined approach to underwriting and risk selection. Travelers will continue to pursue business based on Travelers ability to achieve acceptable returns.

Bond achieved significant growth in 2003 in both the surety and executive liability markets. A decrease in capacity in the surety industry, driven by an increase in claim frequency and severity in accident years 1999 through 2001 for the surety industry, enabled Bond to increase prices for all surety products. In 2004, Bond expects surety price increases to moderate compared to 2003 price increases. In the executive liability market for middle and small private accounts and not-for-profit accounts, Bond's expanding array of products and recognized local expertise enabled it to further enhance its product and customer diversification, as well as profit opportunities, while realizing significant price increases. Bond's focus remains on selective underwriting, selling its products to customers that provide the greatest opportunities for profit. Bond is also focused on Travelers efforts to cross-sell its expanding array of products to existing customers of Commercial Lines and Personal Lines.

In Gulf, rate increases began in most lines of business in 2001 and accelerated significantly in 2002. Rate increases continued in 2003, but at a slower pace than in 2002. Although specific increases varied by region, industry and product, improvement was consistent across all product lines, with increases averaging well above loss cost trends. During 2003, Gulf significantly strengthened its reserve position, due to adverse development from prior accident years in both residual value and core specialty lines.

There are currently various state and federal legislative and judicial proposals to require asbestos claimants to demonstrate an asbestos illness. At this time it is not possible to predict the likelihood or timing of such proposals being enacted or the effect if they are enacted. Travelers ongoing analysis of its asbestos reserves did not assume the adoption of any asbestos reforms. For information about the outlook with respect to asbestos-related claims and liabilities see " – Asbestos Claims and Litigation" and " – Uncertainty Regarding Adequacy of Asbestos and Environmental Reserves."

Personal Lines

Personal Lines strategy is to profitably grow its customer base in the independent agent and additional distribution channels. The core factors underlying the business are controlling operating expenses, sophisticated pricing segmentation, providing responsive and fair claim settlement practices and providing an efficient sales platform for our distributors.

During 2003, the personal auto market continued to increase rates in an effort to obtain profitability targets. These increases, along with maintaining underwriting discipline and focusing on risk segmentation has made significant progress towards rate adequacy. Personal Lines automobile rates are expected to increase in 2004, moderating slightly from 2003 levels.

Personal Lines reported strong property underwriting results in 2003 as market conditions for property insurance improved in 2003. Significant rate increases were earned and the effects of increased underwriting discipline and product modification were recognized. Catastrophe losses in the year were above average while non-catastrophe claim frequencies remained below historical averages. Property rate increases are expected to moderate in 2004 but should continue to offset increases in loss costs.

TRANSACTIONS WITH FORMER AFFILIATES

Prior to the 2002 Citigroup Distribution, Travelers provided and purchased services to and from Citigroup affiliated companies, including facilities management, banking and financial functions, benefit coverages, data processing services, and short-term investment pool management services. Charges for these shared services were allocated at cost. In connection with the Citigroup Distribution, Travelers and Citigroup and its affiliates entered into a transition services agreement for the provision of certain of these services, tradename and trademark and similar agreements related to the use of trademarks, logos and tradenames and an amendment to the March 26, 2002 Intercompany Agreement with Citigroup. During the first quarter of 2002, Citigroup provided investment advisory services on an allocated cost basis, consistent with prior years. On August 6, 2002, Travelers entered into an investment management agreement, which has been applied retroactively to April 1, 2002, with an affiliate of Citigroup whereby the affiliate of Citigroup is providing investment advisory and administrative services to Travelers with respect to its entire investment portfolio for a period of two years and at fees mutually agreed upon, including a component based on performance. Charges incurred related to this agreement were $59.7 million for 2003 and $47.2 million for the period from April 1, 2002 through December 31, 2002. This agreement terminates on March 31, 2004. Travelers intends to arrange an orderly transition of the investment management and the associated accounting and administrative services to St. Paul Travelers following the merger with SPC. Travelers and Citigroup also agreed upon the allocation or transfer of certain other liabilities and assets, and rights and obligations in furtherance of the separation of operations and ownership as a result of the Citigroup Distribution. The net effect of these allocations and transfers, in the opinion of management, was not significant to Travelers results of operations or financial condition.

See note 16 of notes to Travelers consolidated financial statements for a description of these and other intercompany arrangements and transactions between Travelers and Citigroup.

LIQUIDITY AND CAPITAL RESOURCES

Liquidity is a measure of a company's ability to generate sufficient cash flows to meet the short- and long-term cash requirements of its business operations. The liquidity requirements of Travelers business have been met primarily by funds generated from operations, asset maturities and income received on investments. Cash provided from these sources is used primarily for claims and claim adjustment expense payments and operating expenses. Catastrophe claims, the timing and amount of which are inherently unpredictable, may create increased liquidity requirements. The timing and amount of reinsurance recoveries may be affected by reinsurer solvency and increasingly by reinsurance coverage disputes. Additionally, recent increases in asbestos-related claim payments, as well as potential judgments and settlements arising out of litigation, may also result in increased liquidity requirements. In the opinion of Travelers management, Travelers future liquidity needs will be met from all of the above sources.

Net cash flows provided by operating activities totaled $3.833 billion, $2.926 billion and $1.219 billion in 2003, 2002 and 2001, respectively. The 2003 net cash flows provided by operating activities benefited from premium rate increases, the receipt of $360.7 million from Citigroup related to recoveries under the asbestos indemnification agreement and $530.9 million of federal income taxes refunded from Travelers net operating loss carryback. The 2002 net cash flows provided by operating activities also benefited significantly from premium rate increases compared to 2001.

Net cash flows used in investing activities totaled $2.475 billion, $2.270 billion and $95.5 million in 2003, 2002 and 2001, respectively. The 2003 net cash flows used in investing activities primarily reflected the investing of net cash from operating activities of $3.833 billion. This was offset, in part, by sales of securities to fund net payment activity of $771.6 million related to debt and TIGHI's junior subordinated debt securities held by subsidiary trusts. In addition, cash was used to pay quarterly dividends to shareholders of $281.8 million. The 2002 net cash flows used in investing activities principally reflected investing of net cash from operating activities of $2.926 billion and the receipt of $4.090 billion from the first quarter 2002 initial public offering and the concurrent issuance of $867.0 million of convertible notes payable, partially offset by the repayment of $6.349 billion of notes payable to a former affiliate. The 2001 net cash flows used in investing activities principally reflected investing of net cash from operating activities of $1.219 billion, partially offset by sales of securities to fund the repayment of $1.040 billion of notes payable to a former affiliate and the payment of $526.0 million of dividends.

Net cash flows are generally invested in marketable securities. Travelers closely monitors the duration of these investments, and investment purchases and sales are executed with the objective of having adequate funds available to satisfy Travelers liabilities. As Travelers investment strategy focuses on asset and liability durations, and not specific cash flows, asset sales may be required to satisfy obligations and/or rebalance asset portfolios. Travelers invested assets at December 31, 2003 totaled $38.653 billion, including $348.8 million of securities in process of settlement, of which 91% was invested in fixed maturity and short-term investments, 2% in common stocks and other equity securities, 1% in mortgage loans and real estate held for sale and 6% in other investments. The effective average duration of fixed maturities and short-term securities, net of securities lending activities and net receivables and payables on investment sales and purchases, was 4.1 years as of December 31, 2003, a 0.9 decrease from 5.0 years as of December 31, 2002. The reduction in effective average duration resulted from the investment of underwriting cash flows and investment maturities and sales proceeds in shorter-term investments along with the sale of certain treasury futures contracts.

An investment in a fixed maturity or equity security which is available for sale is impaired if its fair value falls below its book value and the decline is considered to be other-than-temporary.

Debt securities for which fair value is less than 80% of amortized cost for more than one quarter are evaluated for other-than-temporary impairment. A debt security is impaired if it is probable that Travelers will not be able to collect all amounts due under the security's contractual terms.

Factors Travelers considers in determining whether a decline is other-than-temporary for debt securities include the following:

- The length of time and the extent to which fair value has been below cost. It is likely that the decline will become "other than temporary" if the market value has been below cost for six to nine months or more;
- The financial condition and near-term prospects of the issuer. The issuer may be experiencing depressed and declining earnings relative to competitors, erosion of market share, deteriorating financial position, lowered dividend payments, declines in securities ratings, bankruptcy, and financial statement reports that indicate an uncertain future. Also, the issuer may experience specific events that may influence its operations or earnings potential, such as changes in technology, discontinuation of a business segment, catastrophic losses or exhaustion of natural resources.
- Travelers ability and intent to hold the investment for a period of time sufficient to allow for any anticipated recovery.

Equity investments are impaired when it becomes probable that Travelers will not recover its cost over the expected holding period. Public equity investments (i.e., common stocks) trading at a price that is less than 80% of cost for more than one quarter are reviewed for impairment. Investments accounted for using the equity method of accounting are evaluated for impairment any time the investment has sustained losses and/or negative operating cash flow for a period of 9 months or more. Events triggering the other-than-temporary impairment analysis of public and non-public equities may include the following, in addition to the considerations noted above for debt securities:

Factors affecting performance:

- The investee loses a principal customer or supplier for which there is no short-term prospect for replacement or experiences other substantial changes in market conditions;

- The company is performing substantially and consistently behind plan;
- The investee has announced, or Travelers has become aware of, adverse changes or events such as changes or planned changes in senior management, restructurings, or a sale of assets;
- The regulatory, economic, or technological environment has changed in a way that is expected to adversely affect the investee's profitability;

Factors affecting on-going financial condition:

- Factors that raise doubts about the investee's ability to continue as a going concern, such as negative cash flows from operations, working-capital deficiencies, investment advisors' recommendations, or non-compliance with regulatory capital requirements or debt covenants;
- A secondary equity offering at a price substantially lower than the holder's cost;
- A breach of a covenant or the failure to service debt;
- Fraud within the company.

For debt and equity investments, factors that may indicate that a decline in value is not other-than-temporary include the following:

- The securities owned continue to generate reasonable earnings and dividends, despite a general stock market decline;
- Bond interest or preferred stock dividend rate (on cost) is lower than rates for similar securities issued currently but quality of investment is not adversely affected;
- The investment is performing as expected and is current on all expected payments;
- Specific, recognizable, short-term factors have affected the market value;
- Financial condition, market share, backlog and other key statistics indicate growth.

Impairment charges included in net realized investment gains (losses) were as follows:

(for the year ended December 31, in millions)	2003	2002	2001
Fixed maturities	**$ 65.4**	$ 255.0	$ 109.7
Equity securities	**5.9**	8.5	35.8
Real estate and other	**18.9**	20.6	0.7
Total	**$ 90.2**	$ 284.1	$ 146.2

Travelers recognized other-than-temporary impairments of $65.4 million in the fixed income portfolio during 2003 related to various issuers, with $8.3 million due to companies filing bankruptcy and the remainder related to credit risk associated with the issuer's deteriorated financial position.

For publicly traded securities, the amounts of the impairments were determined by writing down the investments to quoted market prices. For non-publicly traded securities, impairments are determined by writing down the investment to its estimated fair value, as determined during Travelers quarterly internal review process.

The specific circumstances that led to the impairments described above did not materially impact other individual investments held during 2003. Travelers continues to evaluate current developments in the market that have the potential to affect the valuation of Travelers investments.

Travelers investment portfolio includes non-publicly traded investments, such as real estate partnerships and joint ventures, investment partnerships, private equities and certain fixed income securities. The real estate partnerships and joint ventures, investment partnerships and certain private equities are accounted for using the equity method of accounting. These investments are carried at cost, adjusted for Travelers share of earnings or losses and reduced by any cash distributions. Certain other private equity investments which are not subject to the provisions of FAS 115 are reported at fair value.

The following is a summary of the approximate carrying value of Travelers non-publicly traded securities:

(in millions)	Carrying Value
Real estate partnerships and joint ventures	$ 239.5
Investment partnerships, including hedge funds	1,769.8
Equity investments	439.8
Fixed income securities	482.8
Total	$ 2,931.9

The following table summarizes for all fixed maturities and equity securities available for sale for which fair value is less than 80% of amortized cost at December 31, 2003, the gross unrealized investment loss by length of time those securities have continuously been in an unrealized loss position:

	Period For Which Fair Value Is Less Than 80% of Amortized Cost				
(in millions)	**Less Than 3 Months**	**Greater Than 3 Months Less Than 6 Months**	**Greater Than 6 Months Less Than 12 Months**	**Greater Than 12 Months**	**Total**
Fixed maturities	$ 3.5	$ -	$ 1.9	$ -	$ 5.4
Equity securities	-	-	-	-	-
Total	$ 3.5	$ -	$ 1.9	$ -	$ 5.4

Travelers believes that the prices of the securities identified above were temporarily depressed primarily as a result of market dislocation and generally poor cyclical economic conditions. Further, unrealized losses as of December 31, 2003 represent less than 1% of the portfolio, and, therefore, any impact on Travelers financial position would not be significant.

At December 31, 2003, non-investment grade securities comprised 6% of Travelers fixed income investment portfolio. Included in those categories at December 31, 2003 were securities in an unrealized loss position that, in the aggregate, had an amortized cost of $251.3 million and a fair value of $232.1 million, resulting in a net pretax unrealized loss of $19.2 million.

These securities in an unrealized loss position represented less than 1% of the total amortized cost and less than 1% of the fair value of the fixed income portfolio at December 31, 2003, and accounted for 13% of the total pretax unrealized loss in the fixed income portfolio.

No individual security had a greater than $2.0 million unrealized loss as of December 31, 2003.

Following are the pretax realized losses on investments sold during the year ended December 31, 2003:

(in millions)	Loss	Fair Value
Fixed maturities	$ 147.2	$ 3,776.1
Equity securities	9.2	72.0
Other	14.8	3.6
Total	$ 171.2	$ 3,851.7

Resulting purchases and sales of investments are based on cash requirements, the characteristics of the insurance liabilities and current market conditions. Travelers identifies investments to be sold to achieve its primary investment goals of assuring Travelers ability to meet policyholder obligations as well as to optimize investment returns, given these obligations.

TPC is a holding company whose principal asset is the capital stock of TIGHI and its insurance operating subsidiaries. TIGHI's insurance subsidiaries are subject to various regulatory restrictions that limit the maximum amount of dividends available to be paid to their parent without prior approval of insurance regulatory authorities. A maximum of $1.647 billion will be available by the end of 2004 for such dividends without prior approval of the Connecticut Insurance Department. TIGHI received $927.0 million of dividends from its insurance subsidiaries during 2003.

At December 31, 2003, total cash and short-term invested assets aggregating $212.3 million were held at TPC and TIGHI. These liquid assets were primarily funded by dividends received from Travelers operating subsidiaries. These liquid assets, combined with other sources of funds available to TPC, primarily additional dividends from Travelers operating subsidiaries, are considered sufficient to meet the liquidity requirements of TPC and TIGHI. These liquidity requirements include primarily, shareholder dividends and debt service. In addition, effective April 17, 2003, TPC entered into the following line of credit agreements with Citibank, a subsidiary of Citigroup, TPC's former parent: (i) a $250.0 million 45-month revolving line of credit (the 45-Month Line of Credit), and (ii) a $250.0 million 364-day revolving line of credit (the 364-Day Line of Credit and, together with the 45-Month Line of Credit, the Lines of Credit). TPC may, with Citibank's consent, extend the commitment of the 364-Day Line of Credit for additional 364-day periods under the same terms and conditions. TPC has the option, provided there is no default or event of default, to convert outstanding advances under the 364-Day Line of Credit at the commitment termination date to a term loan maturing no later than one year from the commitment termination date. Borrowings under the Lines of Credit may be made, at TPC's option, at a variable interest rate equal to either the lender's base rate plus an applicable margin or at LIBOR plus an applicable margin. Each Line of Credit includes a commitment fee and, for any date on which advances exceed 50% of the total commitment, a utilization fee. The applicable margin and the rates on which the commitment fee and the utilization fee are based vary based upon TPC's long-term senior unsecured non-credit-enhanced debt ratings. Each Line of Credit requires TPC to comply with various covenants, including the maintenance of minimum statutory capital and surplus of $5.5 billion and a maximum ratio of total consolidated debt to total capital of 45%. At December 31, 2003, Travelers was in compliance with these financial covenants. In addition, an event of default will occur if there is a change in control (as defined in the Lines of Credit agreements) of TPC. The proposed merger with SPC would constitute such a change in control of TPC; however Travelers has obtained a waiver from Citibank of the event of default that otherwise would have occurred in connection with the proposed merger with SPC.

There were no amounts outstanding under the Lines of Credit at December 31, 2003. Previous lines of credit between TIGHI and Citigroup have been terminated.

Net cash flows used in financing activities totaled $1.099 billion, $800.1 million and $1.083 billion in 2003, 2002 and 2001, respectively. Cash flows used in financing activities in 2003 were primarily attributable to the redemption of $900.0 million aggregate principal amount of TIGHI's junior subordinated debt securities held by subsidiary trusts, the repayment of $700.0 million of notes payable to a former affiliate and the repayment of $550.0 million of short-term debt. Funds used in these repayments were primarily provided by TPC's issuance of $1.400 billion of senior notes on March 11, 2003 and by cash flows provided by operating activities. These refinancing activities were initiated with the objective of lowering the average interest rate on Travelers total outstanding debt. Also reflected in 2003 was the issuance of $550.0 million of short-term Floating Rate Notes which were used to repay the $550.0 million Promissory Note due in January 2004. Net cash flows used in financing activities in 2003 also included dividends paid to shareholders of $281.8 million. The 2002 cash flows used in financing activities reflects the repayment of $6.349 billion of notes payable to a former affiliate. These payments were partially offset by the receipt of $4.090 billion from the first quarter 2002 initial public offering and the issuance of $917.3 million of convertible notes payable. The 2001 cash flows used in financing activities reflects the repayment of $1.040 billion of notes payable to a former affiliate and the payment of $526.0 million of dividends.

Notes payable to former affiliates, long-term debt, convertible notes and TIGHI junior subordinated debt securities outstanding at December 31, were as follows:

(in millions)	2003	2002
Notes payable to former affiliates	$ -	$ 700.0
Floating rate note due 2004, prepaid February 2003	-	550.0
6.75% Notes due 2006	**150.0**	150.0
3.75% Notes due 2008	**400.0**	-
7.81% Note various due dates through 2011	**24.0**	27.0
5.00% Notes due 2013	**500.0**	-
7.75% Notes due 2026	**200.0**	200.0
6.375% Notes due 2033	**500.0**	-
Convertible junior subordinated notes payable due 2032	**892.5**	892.5
Convertible notes payable due 2032	**49.8**	49.7
TIGHI junior subordinated debt securities	-	900.0
	2,716.3	3,469.2
Debt issuance costs	**41.8**	25.5
Total	**$ 2,674.5**	$ 3,443.7

In February 2002, TPC paid a dividend of $1.000 billion to Citigroup in the form of a non-interest bearing note payable on December 31, 2002. On December 31, 2002, this note was repaid in its entirety. Also in February 2002, TPC paid an additional dividend of $3.700 billion to Citigroup in the form of a note payable in two installments. This note was substantially prepaid following the offerings. The balance of $150.0 million was due on May 9, 2004. This note was prepaid on May 8, 2002. In March 2002, TPC paid a dividend of $395.0 million to Citigroup in the form of a note. This note was prepaid following the offerings.

In March 2002, TPC issued $892.5 million aggregate principal amount of 4.5% convertible junior subordinated notes which will mature on April 15, 2032, unless earlier redeemed, repurchased or converted. Interest is payable quarterly in arrears. See note 8 of notes to Travelers consolidated financial statements for a further discussion.

In August 2002, CIRI issued $49.7 million aggregate principal amount of 6.0% convertible notes which will mature on December 31, 2032 unless earlier redeemed or repurchased. See note 8 of notes to Travelers consolidated financial statements for a further discussion.

In December 2002, TPC entered into a loan agreement with an unaffiliated lender and borrowed $550.0 million under a promissory note due in January 2004. The Promissory Note carried a variable interest rate of LIBOR plus 25 basis points per annum. On February 5, 2003, TPC issued $550.0 million of Floating Rate Notes due in February 2004. The proceeds from these notes were used to repay the $550.0 million due on the Promissory Note. The Floating Rate Notes also carried a variable interest rate of LIBOR plus 25 basis points per annum. On March 14, 2003 and June 17, 2003, Travelers repurchased $75.0 million and $24.0 million, respectively, of the Floating Rate Notes at par plus accrued interest. The remaining $451.0 million were repaid on September 5, 2003.

On March 11, 2003, TPC issued $1.400 billion of senior notes comprising $400.0 million of 3.75% senior notes due March 15, 2008, $500.0 million of 5.00% senior notes due March 15, 2013 and $500.0 million of 6.375% senior notes due March 15, 2033. The notes pay interest semi-annually on March 15 and September 15 of each year, beginning September 15, 2003, are senior unsecured obligations and rank equally with all of TPC's other senior unsecured indebtedness. TPC may redeem some or all of the notes prior to maturity by paying a "make-whole" premium based on U.S. Treasury rates. The net proceeds from the sale of these notes were contributed to its primary subsidiary, TIGHI, so that TIGHI could prepay and refinance $500.0 million of 3.60% indebtedness to Citigroup and to redeem $900.0 million aggregate principal amount of TIGHI's 8.00% to 8.08% junior subordinated debt securities held by subsidiary trusts. These trusts, in turn, used these funds to redeem $900.0 million of preferred capital securities on April 9, 2003.

These senior notes were sold to qualified institutional buyers as defined under Rule 144A under the Securities Act of 1933 (the Securities Act) and outside the United States in reliance on Regulation S under the Securities Act. Accordingly, the notes (the restricted notes) were not registered under the Securities Act or any state securities laws and could not be transferred or resold except pursuant to certain exemptions. As part of this offering, TPC agreed to file a registration statement under the Securities Act to permit the exchange of the notes for registered notes (the Exchange Notes) having terms identical to those of the senior notes described above (Exchange Offer). On April 14, 2003, TPC initiated the Exchange Offer pursuant to a Form S-4 that was filed with the Securities and Exchange Commission. Accordingly, each series of Exchange Notes has been registered under the Securities Act, and the transfer restrictions and registration rights relating to the restricted notes do not apply to the Exchange Notes.

The following table excludes contractual obligations for claim and claim adjustment expense reserves and short-term obligations. The contractual obligations, which include only liabilities at December 31, 2003 with a cash payment requirement for settlement, are as follows:

Payments Due by Period (in millions)	**Total**	**Less than 1 Year**	**1-3 Years**	**4-5 Years**	**After 5 Years**
Long-term debt [1]					
Long-term notes	$ 1,774.0	$ 4.0	$ 161.0	$ 405.0	$ 1,204.0
Convertible junior subordinated notes payable	892.5	-	-	-	892.5
Convertible notes payable	49.8	-	-	-	49.8
Total long-term debt	**2,716.3**	**4.0**	**161.0**	**405.0**	**2,146.3**
Operating leases[2]	**301.6**	**81.6**	**160.5**	**33.1**	**26.4**
Purchase obligations					
Information systems administration & commitments[3]	36.3	13.1	22.1	1.1	-
Real estate maintenance commitments[4]	11.0	4.3	6.0	0.7	-
Other purchase commitments[5]	11.1	1.5	6.6	3.0	-
Total purchase obligations	**58.4**	**18.9**	**34.7**	**4.8**	**-**
Long-term liabilities					
Renewal rights obligations[6]	36.3	27.9	8.4	-	-
Insurance related assessments[7]	257.2	99.0	57.6	21.8	78.8
Unfunded investment commitments[8]	620.1	335.4	229.4	50.0	5.3
Deposit liability[9]	325.2	-	206.2	119.0	-
Total long-term liabilities	**1,238.8**	**462.3**	**501.6**	**190.8**	**84.1**
Total Contractual Obligations	**$ 4,315.1**	**$ 566.8**	**$ 857.8**	**$ 633.7**	**$ 2,256.8**

(1) See note 8 of the notes to Travelers consolidated financial statements for a further discussion.
(2) Represents agreements entered into in the ordinary course of business to lease office space, equipment and furniture.
(3) Includes agreements with vendors to purchase system software administration and maintenance services.
(4) Includes contracts with various building maintenance contractors for company owned and occupied real estate.
(5) Includes commitments to vendors entered in the ordinary course of business for goods and services including office supplies, archival services, etc.
(6) Represents amounts due under renewal rights purchase agreements based on the estimated final purchase price. Amounts relate to the renewal rights purchased by Travelers in the third quarter of 2003. See note 5 of the notes to Travelers consolidated financial statements for a further discussion.
(7) Represents assessments for guaranty funds and second-injury funds.
(8) Represents estimated timing for fulfilling unfunded commitments for investments in real estate partnerships, private equities and hedge funds.
(9) Represents estimated timing for amounts payable under reinsurance agreements that are accounted for as deposits (amounts reported on a present value basis consistent with the balance sheet presentation).

On January 22, 2004, Travelers Board of Directors declared a quarterly dividend of $0.08 per share on class A and class B common stock, payable on February 27, 2004, to shareholders of record on February 4, 2004. The declaration and payment of future dividends to holders of Travelers common stock will be at the discretion of Travelers Board of Directors and will depend upon many factors, including Travelers financial condition, earnings, capital requirements of TPC's operating subsidiaries, legal requirements, regulatory constraints and other factors as the Board of Directors deems relevant. In addition, if the merger with SPC is consummated, dividend decisions will be those of the Board of Directors of the combined St. Paul Travelers. Dividends would be paid by St. Paul Travelers only if declared by its Board of Directors out of funds legally available and subject to any other restrictions that may be applicable to St. Paul Travelers. Subject to the foregoing, it is anticipated that St. Paul Travelers will pay a regular quarterly dividend of $0.22 per share, after adjustment for the conversion of Travelers shares pursuant to the .4334 exchange ratio.

Travelers principal insurance subsidiaries are domiciled in the State of Connecticut. The insurance holding company law of Connecticut applicable to Travelers subsidiaries requires notice to, and approval by, the state insurance commissioner for the declaration or payment of any dividend that together with other distributions made within the preceding twelve months exceeds the greater of 10% of the insurer's surplus as of the preceding December 31, or the insurer's net income for the twelve-month period ended the preceding December 31, in each case determined in accordance with statutory accounting practices. This declaration or payment is further limited by adjusted unassigned surplus, as determined in accordance with statutory accounting practices. The insurance holding company laws of other states in which Travelers subsidiaries are domiciled generally contain similar, although in some instances somewhat more restrictive, limitations on the payment of dividends. A maximum of $1.647 billion is available by the end of 2004 for such dividends without prior approval of the Connecticut Insurance Department.

On September 25, 2002, the Board of Directors approved a $500.0 million share repurchase program. Purchases of class A and class B stock may be made from time to time in the open market, and it is expected that funding for the program will principally come from dividends from TPC's operating subsidiaries. Shares repurchased are reported as treasury stock in the consolidated balance sheet. During 2003, TPC repurchased approximately 2.6 million shares of class A common stock at a total cost of $40.0 million, representing the first acquisition of shares under this program. Also during 2003, 1.8 million shares of common stock were acquired from employees as treasury stock primarily to cover payroll withholding taxes in connection with the vesting of restricted stock awards and exercises of stock options. In anticipation of the potential merger with SPC, Travelers does not anticipate the repurchase of additional shares in 2004.

TPC has the option to defer interest payments on its convertible junior subordinated notes for a period not exceeding 20 consecutive quarterly interest periods. If TPC elects to defer interest payments on the notes, it will not be permitted, with limited exceptions, to pay dividends on its common stock during a deferral period.

The NAIC adopted RBC requirements for property casualty companies to be used as minimum capital requirements by the NAIC and states to identify companies that merit further regulatory action. The formulas have not been designed to differentiate among adequately capitalized companies that operate with levels of capital higher than RBC requirements. Therefore, it is inappropriate and ineffective to use the formulas to rate or to rank these companies. At December 31, 2003, all of Travelers insurance subsidiaries had adjusted capital in excess of amounts requiring any company or regulatory action.

CRITICAL ACCOUNTING ESTIMATES

Travelers considers its most significant accounting estimates to be those applied to claim and claim adjustment expense reserves and related reinsurance recoverables.

Total claims and claim adjustment expense reserves were $34.573 billion at December 31, 2003. Travelers maintains property and casualty loss reserves to cover estimated ultimate unpaid liability for losses and loss adjustment expenses with respect to reported and unreported claims incurred as of the end of each accounting period. Reserves do not represent an exact calculation of liability, but instead represent estimates, generally utilizing actuarial projection techniques at a given accounting date. These reserve estimates are expectations of what the ultimate settlement and administration of claims will cost based on Travelers assessment of facts and circumstances then known, review of historical settlement patterns, estimates of trends in claims severity, frequency, legal theories of liability and other factors. Variables in the reserve estimation process can be affected by both internal and external events, such as changes in claims handling procedures, economic inflation, legal trends and legislative changes. Many of these items are not directly quantifiable, particularly on a prospective basis. Additionally, there may be significant reporting lags between the occurrence of the policyholder event and the time it is actually reported to the insurer. Reserve estimates are continually refined in a regular ongoing process as historical loss experience develops and additional claims are reported and settled. Adjustments to reserves are reflected in the results of the periods in which the estimates are changed. Because establishment of reserves is an inherently uncertain process involving estimates, currently established reserves may not be sufficient. If estimated reserves are insufficient, Travelers will incur additional income statement charges.

Some of Travelers loss reserves are for asbestos and environmental claims and related litigation which aggregated $3.267 billion at December 31, 2003. While the ongoing study of asbestos claims and associated liabilities and of environmental claims considers the inconsistencies of court decisions as to coverage, plaintiffs' expanded theories of liability, and the risks inherent in major litigation and other uncertainties, in the opinion of Travelers management, it is possible that the outcome of the continued uncertainties regarding asbestos-related claims could result in liability in future periods that differ from current reserves by an amount that could be material to Travelers future operating results and financial condition. See the preceding discussion of Asbestos Claims and Litigation and Environmental

Claims and Litigation.

Total reinsurance recoverables were $11.174 billion at December 31, 2003 and included $2.018 billion from servicing carrier arrangements with various involuntary assigned risk pools and $2.411 billion of structured settlement annuities. Amounts recoverable from reinsurers are estimated in a manner consistent with the claim liability associated with the reinsured business.

Travelers evaluates and monitors the financial condition of its reinsurers under voluntary reinsurance arrangements to minimize its exposure to significant losses from reinsurer insolvencies. In addition, in the ordinary course of business, Travelers may become involved in coverage disputes with its reinsurers. In recent quarters, Travelers has experienced an increase in the frequency of these reinsurance coverage disputes. Some of these disputes could result in lawsuits and arbitrations brought by or against the reinsurers to determine the company's rights and obligations under the various reinsurance agreements. Travelers employs dedicated specialists and aggressive strategies to manage reinsurance collections and disputes.

Travelers reports its reinsurance recoverables net of an allowance for estimated uncollectible reinsurance recoverables. The allowance is based upon Travelers ongoing review of amounts outstanding, length of collection periods, changes in reinsurer credit standing, applicable coverage defenses and other relevant factors. Accordingly, the establishment of reinsurance recoverables and the related allowance for uncollectible reinsurance recoverables is also an inherently uncertain process involving estimates. During 2003, Travelers increased the allowance by a net amount of $57.3 million in connection with Travelers ongoing review process. The allowance for estimated uncollectible reinsurance recoverables was $386.4 million at December 31, 2003. Changes in these estimates could result in additional income statement charges.

CLAIMS AND CLAIM ADJUSTMENT EXPENSE RESERVES

Claims and claim adjustment expense reserves by product line were as follows:

(at the year ended December 31, $ in millions)	2003	2002
General liability	**$ 11,041.8**	$ 10,864.4
Property	**2,161.9**	2,237.2
Commercial multi-peril	**3,384.1**	3,195.3
Commercial automobile	**2,718.3**	2,499.1
Workers' compensation	**11,287.5**	11,142.6
Fidelity and surety	**580.8**	655.3
Personal automobile	**2,383.6**	2,177.4
Homeowners and personal lines - other	**916.2**	857.1
Property-casualty	**34,474.2**	33,628.4
Accident and health	**98.4**	107.6
Claims and claim adjustment expense reserves	**$ 34,572.6**	$ 33,736.0

Asbestos and environmental reserves are included in the General liability and Commercial multi-peril lines in the summary table. Asbestos and environmental reserves are discussed separately, see "Asbestos Claims and Litigation", "Environmental Claims and Litigation" and "Uncertainty Regarding Adequacy of Asbestos and Environmental Reserves".

General Discussion

Claims and claim adjustment expense reserves represent management's estimate of the unpaid liability for claim and claim adjustment expenses. The process for estimating these liabilities begins with the collection and analysis of claim data. Data on individual reported claims, both current and historical, including paid amounts and individual claim adjuster estimates, are grouped by common characteristics ("components") and evaluated by actuaries in their analyses of ultimate claim liabilities by product line. Such data is occasionally supplemented with external data. The process of analyzing reserves for a component is undertaken on a regular basis, generally quarterly, in light of continually updated information.

Multiple estimation methods are available for the analysis of ultimate claim liabilities Each estimation method has its own set of assumption variables, and its own advantages and disadvantages, with no single estimation method being better than the others in all situations and no one set of assumption variables being meaningful for all product line components. The relative strengths and weaknesses of the particular estimation methods when applied to a particular group of claims can also change over time (and potentially for each reporting date). Therefore, the actual choice of estimation method(s) can change with each evaluation. The estimation method(s) chosen are those that are believed to produce the most reliable indication at that particular evaluation date for the claim liabilities being evaluated.

In most cases, multiple estimation methods will be valid for the particular facts and circumstances of the claim liabilities being evaluated. This will result in a range of reasonable estimates for any particular claim liability. Travelers uses such range analyses to back test whether previously established estimates for reserves at the reporting segments are reasonable, given subsequent information. Reported values found to be closer to the endpoints of a range of reasonable estimates are subject to further detailed reviews. These reviews may substantiate the validity of management's recorded estimate or lead to a change in the reported estimate.

The exact boundary points of these ranges are more qualitative than quantitative in nature, as no clear line of demarcation exists to determine when the set of underlying assumptions for an estimation method switches from being reasonable to unreasonable. As a result, Travelers does not believe that the endpoints of these ranges are or would be comparable across companies. In addition, potential interactions among the different estimation assumptions for different product lines make the aggregation of individual ranges a highly judgmental and inexact process.

A key assumption in most actuarial analyses is that past patterns demonstrated in the data will repeat themselves in the future, absent a material change in the associated risk factors discussed below. To the extent a material change affecting the ultimate claim liability is known, such change is quantified to the extent possible through an analysis of internal company (and, if necessary, external) data. Such a measurement is specific to the facts and circumstances of the particular claim portfolio and the known change being evaluated.

Risk factors

The major causes of material uncertainty ("risk factors") generally will vary for each product line, as well as for each separately analyzed component of the product line. In some cases, such risk factors are explicit assumptions of the estimation method and in others, they are implicit. For example, a method may explicitly assume that a certain percentage of claims will close each year, but will implicitly assume that the legal interpretation of existing contract language will remain unchanged. Actual results will likely vary from expectations for each of these assumptions, resulting in an ultimate claim liability that is different from that being estimated currently.

Some risk factors will affect more than one product line. Examples include changes in claim department practices, changes in settlement patterns, regulatory and legislative actions, court actions, timeliness of claim reporting, state mix of claimants, and degree of claimant fraud. The extent of the impact of a risk factor will also vary by components within a product line. Individual risk factors are also subject to interactions with other risk factors within product line components.

The effect of a particular risk factor on estimates of claim liabilities can not be isolated in most cases. For example, estimates of potential claim settlements may be impacted by the risk associated with potential court rulings, but the final settlement agreement typically does not delineate how much of the settled amount is due to this and other factors.

The evaluation of data is also subject to distortion from extreme events or structural shifts, sometimes in unanticipated ways. For example, the timing of claims payments in one geographic region will be impacted if claim adjusters are temporarily reassigned from that region to help settle catastrophe claims in another region.

While some changes in the claim environment are sudden in nature (such as a new court ruling affecting the interpretation of all contracts in that jurisdiction), others are more evolutionary. Evolutionary changes can occur when multiple factors affect final claim values, with the uncertainty surrounding each factor being resolved separately, in step-wise fashion. The final impact is not known until all steps have occurred.

Sudden changes generally cause a one-time shift in claim liability estimates, although there may be some lag in reliable quantification of their impact. Evolutionary changes generally cause a series of shifts in claim liability estimate, as each component of the evolutionary change becomes evident and estimable.

Management's estimates

At least once per quarter, Travelers management meets with its actuaries to review the latest claim and claim adjustment expense reserve analyses. Based on these analyses, management determines whether its ultimate claim liability estimates should be changed. In doing so, it must evaluate whether the new data provided represents credible actionable information or an anomaly that will have no effect on estimated ultimate claim liability. For example, as described above, payments may have decreased in one geographic region due to fewer claim adjusters being available to process claims. The resulting claim payment patterns would be analyzed to determine whether or not the change in payment pattern represents a change in ultimate claim liability.

Such an assessment requires considerable judgment. It is frequently not possible to determine whether a change in the data is an anomaly until sometime after the event. Even if a change is determined to be permanent, it is not always possible to reliably determine the extent of the change until sometime later. The overall detailed analyses supporting such an effort can take several months to perform. This is due to the need to evaluate the underlying cause of the trends observed, and may include the gathering or assembling of data not previously available. It may also include interviews with experts involved with the underlying processes. As a result, there can be a time lag between the emergence of a change and a determination that the change should be reflected in Travelers estimated claim liabilities. The final estimate selected by management in a reporting period is a function of these detailed analyses of past data, adjusted to reflect any new actionable information.

Discussion of Product Lines

The following section details reserving considerations and common risk factors by product line. There are many additional risk factors that may impact ultimate claim costs. Each risk factor presented will have a different impact on required reserves. Also, risk factors can have offsetting or compounding effects on required reserves. For example, in workers' compensation, the use of expensive medical procedures that result in medical cost inflation may enable workers to return to work faster, thereby lowering indemnity costs. Thus, in almost all cases, it is impossible to discretely measure the effect of a single risk factor and construct a meaningful sensitivity expectation.

General Liability

General liability is considered a long tail line, as it takes a relatively long period of time to finalize and settle claims from a given accident year. The speed of claim reporting and claim settlement is a function of the specific coverage provided, the jurisdiction, and specific policy provisions such as self-insured retentions. There are numerous components underlying the general liability product line. Some of these have relatively moderate payment patterns (with most of the claims for a given accident year closed within 5 to 7 years), while others can have extreme lags in both reporting and payment of claims (e.g., a reporting lag of a decade for "construction defect" claims).

General liability reserves are generally analyzed as two components: primary and excess/umbrella, with the primary component generally analyzed separately for bodily injury and property damage. Bodily injury liability payments reimburse the claimant for damages pertaining to physical injury as a result of the policyholder's legal obligation arising from non-intentional acts such as negligence, subject to the insurance policy provisions. In some cases the damages can include future wage loss (which is a function of future earnings power and wage inflation) and future medical treatment costs. Property damage liability payments result from damages to the claimant's private property arising from the policyholder's legal obligation for non-intentional acts. In most cases, property damage losses are a function of costs as of the loss date, or soon thereafter. In addition, sizable unique exposures are reviewed separately, such as asbestos, environmental, other mass torts, construction defect, and large unique accounts that would otherwise distort the analysis. These unique categories often require reserve analyses that do not rely on traditional actuarial methods.

Legal fees are also a part of the insured costs covered by liability policies and can be significant, sometimes greater than the cost of the actual paid claims.

Examples of common risk factors that can change and, thus, affect the required general liability reserves (beyond those included in the general discussion section) include:

General liability risk factors
Changes in claim handling philosophies
Changes in policy provisions or court interpretation of such provision
New theories of liability
Trends in jury awards
Changes in the propensity to sue
Changes in statutes of limitations
Changes in the underlying court system
Distortions from large single accounts or single issues
Changes in tort law
Shifts in law suit mix between federal and state courts
Changes in claim adjuster office structure (causing distortions in the data)

General liability book of business risk factors
Changes in policy provisions (e.g., deductibles, policy limits, endorsements)
Changes in underwriting standards
Product mix (e.g., size of account, industries insured, jurisdiction mix)

Property

Property is considered a short tail line with a simpler and faster claim adjustment process than liability coverages, and less uncertainty in the reserve setting process. The claim reporting and settlement process for property coverage claim reserves is generally restricted to the insured and the insurer.

Property reserves are typically analyzed in two components, one for catastrophic or other large single events, and another for all other events. Examples of common risk factors that can change and, thus, affect the required property reserves (beyond those included in the general discussion section) include:

Property risk factors
Physical concentration of policyholders
Availability and cost of local contractors
For the more severe catastrophic events, "demand surge" inflation, whereby the greatly increased demand for building materials such as plywood far surpasses the immediate supply, leading to short-term material increases in building material costs
Local building codes
Amount of time to return property to full usage (for business interruption claims)
Court interpretation of policy provisions (such as occurrence definition)
Lags in reporting claims (e.g. winter damage to summer homes, hidden damage after an earthquake)
Court or legislative changes to the statute of limitations

Property book of business risk factors
Policy provisions mix (e.g., deductibles, policy limits, endorsements)
Changes in underwriting standards

Commercial Multi-Peril

Commercial multi-peril provides a combination of property and liability coverage typically for small businesses and, therefore, includes both short and long tail coverages. For property coverage, it generally takes a relatively short period of time to close claims, while for the other coverages, generally for the liability coverages, it takes a longer period of time to close claims.

The reserving risk for this line is dominated by the liability coverage portion of this product, except occasionally in the event of catastrophic or large single losses. The reserving risk for this line differs from that of the general liability product line and the property product line due to the nature of the customer. Commercial multi-peril is generally sold to smaller sized accounts, while the customer profile for general liability and property include larger customers.

See the discussions under the property and general liability product lines with regard to reserving risk for commercial multi-peril.

Commercial Automobile

The commercial automobile product line is a mix of property and liability coverages and, therefore, includes both short and long tail coverages. The payments that are made quickly typically pertain to auto physical damage (property) claims and property damage (liability) claims. The payments that take longer to finalize and are more difficult to estimate relate to bodily injury claims. This mixture of claim payments creates a moderate estimation risk.

Commercial automobile reserves are typically analyzed in four components; bodily injury liability, property damage liability, collision claims and comprehensive claims. These last two components have minimum reserve risk and fast payouts and, accordingly, separate risk factors are not presented.

Examples of common risk factors that can change and, thus, affect the required commercial automobile reserves (beyond those included in the general discussion section) include:

Bodily injury and property damage liability risk factors
Trends in jury awards
Changes in the underlying court system
Changes in case law
Litigation trends
Frequency of claims with payment capped by policy limits
Change in average severity of accidents, or proportion of severe accidents
Subrogation opportunities
Changes in claim handling philosophies
Frequency of visits to health providers
Number of medical procedures given during visits to health providers
Types of health providers used
Types of medical treatments received
Changes in cost of medical treatments
Degree of patient responsiveness to treatment

Commercial automobile book of business risk factors
Changes in policy provisions (e.g., deductibles, policy limits, endorsements, etc.)
Changes in mix of insured vehicles (e.g., long haul trucks versus local and smaller vehicles, fleet risks versus non-fleets)
Changes in underwriting standards

Workers' Compensation

Workers' compensation is considered a long tail coverage, as it takes a relatively long period of time to finalize claims from a given accident year. While certain payments such as initial medical treatment or temporary wage replacement for the injured worker are made quickly, some other payments are made over the course of several years, such as awards for permanent partial injuries. In addition, some payments can run as long as the injured worker's life, such as permanent disability benefits and on-going medical care.

Workers' compensation reserves are typically analyzed in three components: indemnity losses, medical losses and claim adjustment expenses.

Examples of common risk factors that can change and, thus, affect the required workers' compensation reserves (beyond those included in the general discussion section) include:

Indemnity risk factors
Time required to recover from the injury
Degree of available transitional jobs
Degree of legal involvement
Changes in the interpretations and processes of the workers' compensation commissions' oversight of claims[1]
Future wage inflation for states that index benefits
Changes in the administrative policies of second injury funds

[1] These are administrative bodies that evaluate whether or not a given claim for workers' compensation benefits is valid. Duties include the determination of whether a given injury arose out of the scope of employment, or the determination of the degree of injury where disputes exist.

Medical risk factors
Changes in the cost of medical treatments and underlying fee schedules ("inflation")
Frequency of visits to health providers
Number of medical procedures given during visits to health providers
Types of health providers used
Type of medical treatments received
Use of preferred provider networks and other medical cost containment practices
Availability of new medical processes and equipment
Changes in the use of pharmaceutical drugs
Degree of patient responsiveness to treatment

Workers' compensation book of business risk factors
Product mix
Injury type mix
Changes in underwriting standards

General workers' compensation risk factors
Frequency of claim reopenings on claims previously closed
Mortality trends of injured workers with lifetime benefits and medical treatment
Degree of cost shifting between workers' compensation and health insurance

Fidelity and Surety

Fidelity is considered a short tail coverage. It takes a relatively short period of time to finalize and settle fidelity claims. The volatility of fidelity reserves is generally related to the type of business of the insured, the size and complexity of the insured's business operations, amount of policy limit and attachment point of coverage. The uncertainty surrounding reserves for small, commercial insureds is typically less than the uncertainty for large commercial or financial institutions. The low severity, high frequency nature of small commercial fidelity losses provides for stability in loss estimates whereas, the high severity, low frequency nature of losses for large insureds results in a wider range of ultimate loss outcomes. Actuarial techniques that rely on a stable pattern of loss development are generally not applicable to high severity, low frequency policies.

Surety is also considered a short tail coverage. The frequency of losses in surety correlates with economic cycles as the primary cause of surety loss is the inability to perform financially. The volatility of surety reserves is generally related to the type of business performed by the insured, the type of bonded obligation, the amount of limit exposed to loss, and the amount of assets available to the insurer to mitigate losses, such as unbilled contract funds, collateral, first and third party indemnity, and other security positions of an insured's assets. Surety claims are generally high severity, low frequency in nature. Other claim factors affecting reserve variability of surety includes litigation related to amounts owed by and due the insured (e.g., salvage and subrogation efforts) and the results of financial restructuring of an insured.

Examples of common risk factors that can change and, thus, affect the required fidelity and surety reserves (beyond those included in the general discussion section) include:

Fidelity risk factors
Type of business of insured
Policy limit and attachment points
Third-party claims
Coverage litigation
Complexity of claims
Growth in insureds' operations

Surety risk factors
Economic trends
Concentration of reserves in a relatively few large claims
Type of business insured
Type of obligation insured
Cumulative limits of liability for insured
Assets available to mitigate loss
Defective workmanship/latent defects
Financial strategy of insured
Changes in statutory obligations
Geographic spread of business

Personal Automobile

Personal automobile includes both short and long tail coverages. The payments that are made quickly typically pertain to auto physical damage (property) claims and property damage (liability) claims. The payments that take longer to finalize and are more difficult to estimate relate to bodily injury claims. This mixture of claim payments creates a moderate estimation risk.

Personal automobile reserves are typically analyzed in five components: bodily injury liability, property damage liability, no-fault losses, collision claims and comprehensive claims. These last two components have minimum reserve risk and fast payouts and, accordingly, separate factors are not presented.

Examples of common risk factors that can change and, thus, affect the required personal automobile reserves (beyond those included in the general discussion section) include:

Bodily injury and property damage liability risk factors
Trends in jury awards
Changes in the underlying court system and its philosophy
Changes in case law
Litigation trends
Frequency of claims with payment capped by policy limits
Change in average severity of accidents, or proportion of severe accidents
Subrogation opportunities
Degree of patient responsiveness to treatment
Changes in claim handling philosophies

No-Fault risk factors (for selected states and time periods)
Effectiveness of no-fault laws
Frequency of visits to health providers
Number of medical procedures given during visits to health providers
Types of health providers used
Types of medical treatments received
Changes in cost of medical treatments
Degree of patient responsiveness to treatment

Personal automobile book of business risk factors
Changes in policy provisions (e.g., deductibles, policy limits, endorsements, etc.)
Changes in underwriting standards

Homeowners and Personal Lines Other

Homeowners is considered a short tail coverage. Most payments are related to the property portion of the policy, where the claim reporting and settlement process is generally restricted to the insured and the insurer. Claims on property coverage are typically reported soon after the actual damage occurs, although delays of several months are not unusual. The claim is settled when the two parties agree on the amount due in accordance with the policy contract language and the appropriate payment is made (or alternatively, the property replacement/repair is performed by the insurer). The resulting settlement process is typically fairly short term, although exceptions do exist.

The liability portion of the homeowners policy generates claims which take longer to pay due to the involvement of litigation and negotiation. In addition, reserves related to umbrella coverages have greater uncertainty since umbrella liability payments are often made far into the future.

Homeowners reserves are typically analyzed in two components: non-catastrophe related losses and catastrophe loss payments.

Examples of common risk factors that can change and, thus, affect the required homeowners reserves (beyond those included in the general reserve discussion section) include:

Non-catastrophe risk factors
Salvage opportunities
Amount of time to return property to residential use
Changes in weather patterns
Local building codes
Litigation trends
Trends in jury awards

Catastrophe risk factors
Physical concentration of policyholders
Availability and cost of local contractors
Local building codes
Quality of construction of damaged homes
Amount of time to return property to residential use
For the more severe catastrophic events, "demand surge" inflation, whereby the greatly increased demand for building materials such as plywood far surpasses the immediate supply, leading to short-term material increases in building material costs

Homeowners book of business risk factors
Policy provisions mix (e.g., deductibles, policy limits, endorsements, etc.)
Degree of concentration of policyholders
Changes in underwriting standards

OTHER MATTERS

Reserves for losses and loss adjustment expenses on a statutory basis were $24.029 billion, $23.280 billion and $20.215 billion at December 31, 2003, 2002 and 2001, respectively. The $749.0 million increase from December 31, 2002 to December 31, 2003 was primarily due to business growth, and reserve strengthening at Gulf which increased reserves by $521.1 million and American Equity which increased reserves by $115.0 million, partially offset by asbestos and environmental net loss payments of $607.0 million. The $3.065 billion increase from December 31, 2001 to December 31, 2002 was primarily due to the increase in asbestos reserves of $2.584 billion during the year, partially offset by net loss payments of $521.7 million for asbestos and environmental claims.

Prior to the IPO, Travelers participated in Citigroup's Capital Accumulation Plan (CAP) that provided for the issuance of shares of Citigroup common stock in the form of restricted stock awards to eligible officers and other key employees. On August 20, 2002, in connection with the Citigroup Distribution, the unvested outstanding awards of restricted stock and deferred shares held by Travelers employees on that date under Citigroup CAP awards, were cancelled and replaced by awards comprised primarily of 3.1 million newly issued shares of class A common stock at a total market value of $53.3 million based on the closing price of the class A common stock on August 20, 2002. These replacement awards were granted on substantially the same terms, including vesting, as the former Citigroup awards. The value of these newly issued shares along with class A and class B common stock received in the Citigroup Distribution on the Citigroup restricted shares, were equal to the value of the cancelled Citigroup restricted share awards. In addition the Board of Directors plan allows deferred receipt of shares of class A common stock (deferred stock) to a future distribution date or upon termination of their service.

Prior to the Citigroup Distribution on August 20, 2002, unearned compensation expense associated with the Citigroup restricted common stock grants is included in other assets in the consolidated balance sheet. Following the Citigroup Distribution and the issuance of replacement stock awards in Travelers class A and class B shares on August 20, 2002, the unamortized unearned compensation expense associated with these awards is included as unearned compensation in the consolidated balance sheet. Unearned compensation expense is recognized as a charge to income ratably over the vesting period. The after-tax compensation cost charged to earnings for these restricted stock and deferred stock awards was $17.1 million, $17.0 million and $19.4 million for the years ended December 31, 2003, 2002 and 2001, respectively. See note 10 of notes to Travelers consolidated financial statements for a discussion of restricted common stock awards.

FUTURE APPLICATION OF ACCOUNTING STANDARDS

See note 1 of notes to Travelers consolidated financial statements for a discussion of recently issued accounting pronouncements.

SELECTED FINANCIAL DATA

At and for the year ended December 31, [1] in millions, except per share amounts	2003	2002	2001	2000	1999
Total revenues	**$15,139.2**	$ 14,269.7	$ 12,230.5	$ 11,071.0	$ 10,573.0
Income before cumulative effect of changes in accounting principles	**$ 1,696.0**	$ 215.6	$ 1,062.2	$ 1,312.2	$ 1,136.4
Cumulative effect of changes in accounting principles, net of tax [2]	**-**	(242.6)	3.2	-	(112.1)
Net income (loss)	**$ 1,696.0**	$ (27.0)	$ 1,065.4	$ 1,312.2	$ 1,024.3
Total investments	**$38,652.9**	$ 38,425.2	$ 32,618.6	$ 30,754.3	$ 29,842.6
Total assets	**64,872.0**	64,137.5	57,777.8	53,850.4	50,795.1
Claims and claim adjustment expense reserves	**34,572.6**	33,736.0	30,736.6	28,442.4	29,002.9
Total debt	**2,674.5**	2,543.7	2,077.5	3,005.3	2,147.8
Total liabilities[3]	**52,885.3**	53,100.2	46,191.5	43,736.4	43,455.5
TIGHI-obligated mandatorily redeemable securities of subsidiary trusts holding solely junior subordinated debt securities of TIGHI	**-**	900.0	900.0	900.0	900.0
Shareholders' equity	**11,986.7**	10,137.3	10,686.3	9,214.0	6,439.6
Basic earnings per share:					
Income before cumulative effect of changes in accounting principles	**$ 1.69**	$ 0.23	$ 1.38	$ 1.71	$ 1.48
Cumulative effect of changes in accounting principles, net of tax	**-**	(0.26)	0.01	-	(0.15)
Reported net income (loss)	**1.69**	(0.03)	1.39	1.71	1.33
Goodwill amortization	**-**	-	0.09	0.08	0.06
Adjusted earnings (loss) per share	**$ 1.69**	$ (0.03)	$ 1.48	$ 1.79	$ 1.39
Diluted earnings per share:					
Income before cumulative effect of changes in accounting principles	**$ 1.68**	$ 0.23	$ 1.38	$ 1.71	$ 1.48
Cumulative effect of changes in accounting principles, net of tax	**-**	(0.26)	0.01	-	(0.15)
Reported net income (loss)	**1.68**	(0.03)	1.39	1.71	1.33
Goodwill amortization	**-**	-	0.09	0.08	0.06
Adjusted earnings (loss) per share	**$ 1.68**	$ (0.03)	$ 1.48	$ 1.79	$ 1.39
Year-end common shares outstanding [4]	**1,005.5**	1,003.9	769.0	769.0	769.0
Per common share data:					
Cash dividends[5]	**$ 0.28**	$ 5.23	$ 0.53	$ -	$ -
Book value	**$ 11.92**	$ 10.10	$ 13.90	$ 11.98	$ 8.37

(1) On October 1, 2001, Travelers purchased The Northland Company and its subsidiaries (Northland) from Citigroup. On October 3, 2001, Citigroup contributed the capital stock of Associates Insurance Company (Associates) to Travelers. During April 2000, TPC completed a cash tender offer and acquired all of Travelers Insurance Group Holdings Inc.'s (TIGHI) outstanding shares of common stock that were not already owned by TPC for approximately $2.413 billion financed by a loan from Citigroup. On May 31, 2000, Travelers acquired the surety business of Reliance Group Holdings, Inc. (Reliance Surety). Includes amounts related to Northland, Associates, the remainder of TIGHI and Reliance Surety from their dates of acquisition.

(2) Cumulative effect of changes in accounting principles, net of tax (1) for the year ended December 31, 2002 consists of a loss of $242.6 million as a result of a change in accounting for goodwill and other intangible assets; (2) for the year ended December 31, 2001 includes a gain of $4.5 million as a result of a change in accounting for derivative instruments and hedging activities and a loss of $1.3 million as a result of a change in accounting for securitized financial assets; and (3) for the year ended December 31, 1999 includes a loss of $135.0 million as a result of a change in accounting for insurance-related assessments and a gain of $22.9 million as a result of a change in accounting for insurance and reinsurance contracts that do not transfer insurance risk.

(3) Total liabilities include minority interest liabilities of $104.6 million, $87.0 million and $1.368 billion at December 31, 2003, 2002 and 1999, respectively.

(4) In March 2002, Travelers issued common stock through its Initial Public Offering (IPO). See note 1 to the Consolidated Financial Statements.

(5) Dividends per common share reflect the recapitalization effected as part of Travelers corporate reorganization. See note 1 to the Consolidated Financial Statements. During 2002, Travelers paid dividends of $5.095 billion in the form of a note payable and $158.0 million in cash to Citigroup, its then sole shareholder. During 2001, Travelers paid dividends of $526.0 million to Citigroup, its then sole shareholder.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

MARKET RISK

Market risk is the risk of loss arising from adverse changes in market rates and prices, such as interest rates, foreign currency exchange rates, and other relevant market rate or price changes. Market risk is directly influenced by the volatility and liquidity in the markets in which the related underlying assets are traded. The following is a discussion of Travelers primary market risk exposures and how those exposures are currently managed as of December 31, 2003. Travelers market risk sensitive instruments, including derivatives, are primarily entered into for purposes other than trading.

The carrying value of Travelers investment portfolio as of December 31, 2003 and 2002 was $38.653 billion and $38.425 billion, respectively, of which 85% and 78% was invested in fixed maturity securities, respectively. The increase in the percentage of total investments invested in fixed maturity securities is due to Travelers investment strategy to deploy available cash flow from operations to fixed maturity investments. The primary market risk to the investment portfolio is interest rate risk associated with investments in fixed maturity securities. Travelers exposure to equity price risk and foreign exchange risk is not significant. Travelers has no direct commodity risk.

For fixed maturity securities, short-term liquidity needs and the potential liquidity needs of the business are key factors in managing the portfolio. The portfolio duration relative to the liabilities' duration is primarily managed through cash market transactions.

For Travelers investment portfolio, there were no significant changes in Travelers primary market risk exposures or in how those exposures are managed compared to the year ended December 31, 2002. Travelers does not currently anticipate significant changes in its primary market risk exposures or in how those exposures are managed in future reporting periods based upon what is known or expected to be in effect in future reporting periods.

The primary market risk for all of Travelers debt is interest rate risk at the time of refinancing. Travelers monitors the interest rate environment and evaluates refinancing opportunities as maturity dates approach. For additional information regarding Travelers debt see notes 8 and 10 to Travelers consolidated financial statements as well as the Liquidity and Capital Resources section of Management's Discussion and Analysis.

SENSITIVITY ANALYSIS

Sensitivity analysis is defined as the measurement of potential loss in future earnings, fair values or cash flows of market sensitive instruments resulting from one or more selected hypothetical changes in interest rates and other market ratês or prices over a selected time. In Travelers sensitivity analysis model, a hypothetical change in market rates is selected that is expected to reflect reasonably possible near-term changes in those rates. "Near-term" means a period of time going forward up to one year from the date of the consolidated financial statements. Actual results may differ from the hypothetical change in market rates assumed in this disclosure, especially since this sensitivity analysis does not reflect the results of any actions that would be taken by Travelers to mitigate such hypothetical losses in fair value.

In this sensitivity analysis model, Travelers uses fair values to measure its potential loss. The sensitivity analysis model includes the following financial instruments entered into for purposes other than trading: fixed maturities, interest-bearing non-redeemable preferred stocks, mortgage loans, short-term securities, cash, investment income accrued, fixed rate trust securities and derivative financial instruments. The primary market risk to Travelers market sensitive instruments is interest rate risk. The sensitivity analysis model uses a 100 basis point change in interest rates to measure the hypothetical change in fair value of financial instruments included in the model.

For invested assets, duration modeling is used to calculate changes in fair values. Durations on invested assets are adjusted for call, put and interest rate reset features. Duration on tax-exempt securities is adjusted for the fact that the yield on such securities is less sensitive to changes in interest rates compared to Treasury securities. Invested asset portfolio durations are calculated on a market value weighted basis, including accrued investment income, using holdings as of December 31, 2003 and 2002.

For debt and fixed rate trust securities, the change in fair value is determined by calculating hypothetical December 31, 2003 and 2002 ending prices based on yields adjusted to reflect a 100 basis point change, comparing such hypothetical ending prices to actual ending prices, and multiplying the difference by the par or securities outstanding.

The sensitivity analysis model used by Travelers produces a loss in fair value of market sensitive instruments of approximately $1.2 billion and $1.5 billion based on a 100 basis point increase in interest rates as of December 31, 2003 and 2002, respectively. This loss value only reflects the impact of an interest rate increase on the fair value of Travelers financial instruments, which constitute approximately 57% of total assets and approximately 5% of total liabilities as of December 31, 2003 and approximately 57% of total assets and approximately 6% of total liabilities as of December 31, 2002. As a result, the loss value excludes a significant portion of Travelers consolidated balance sheet which would materially mitigate the impact of the loss in fair value associated with a 100 basis point increase in interest rates.

For example, some non-financial instruments, primarily insurance accounts for which the fixed maturity portfolio's primary purpose is to fund future claims payments, are not reflected in the development of the above loss value. These non-financial instruments include premium balances receivable, reinsurance recoverables, claims and claim adjustment expense reserves and unearned premium reserves. Travelers sensitivity model also calculates a potential loss in fair value with the inclusion of these non-financial instruments. For non-financial instruments, changes in fair value are determined by calculating the present value of the estimated cash flows associated with such instruments using risk-free rates as of December 31, 2003 and 2002, calculating the resulting duration, then using that duration to determine the change in value for a 100 basis point change.

Based on the sensitivity analysis model Travelers uses, the loss in fair value of market sensitive instruments, including these non-financial instruments, as a result of a 100 basis point increase in interest rates as of December 31, 2003 and 2002, is not material.

INDEPENDENT AUDITORS' REPORT

The Board of Directors and Shareholders
Travelers Property Casualty Corp.:

We have audited the accompanying consolidated balance sheet of Travelers Property Casualty Corp. and subsidiaries as of December 31, 2003 and 2002, and the related consolidated statements of income (loss), changes in shareholders' equity and cash flows for each of the years in the three-year period ended December 31, 2003. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Travelers Property Casualty Corp. and subsidiaries as of December 31, 2003 and 2002, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2003, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 1 to the consolidated financial statements, the Company changed its method of accounting for goodwill and other intangible assets in 2002 and its methods of accounting for derivative instruments and hedging activities and for securitized financial assets in 2001.

KPMG LLP

Hartford, Connecticut
January 28, 2004

TRAVELERS PROPERTY CASUALTY CORP. AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF INCOME (LOSS)
(in millions, except per share data)

For the year ended December 31,	2003	2002	2001
Revenues			
Premiums	**$ 12,545.4**	$ 11,155.3	$ 9,410.9
Net investment income	**1,868.8**	1,880.5	2,034.0
Fee income	**560.0**	454.9	347.4
Net realized investment gains	**38.0**	146.7	322.5
Recoveries from former affiliate	**-**	520.0	-
Other revenues	**127.0**	112.3	115.7
Total revenues	**15,139.2**	14,269.7	12,230.5
Claims and expenses			
Claims and claim adjustment expenses	**9,118.4**	11,138.5	7,764.7
Amortization of deferred acquisition costs	**1,983.7**	1,810.2	1,538.7
Interest expense	**166.4**	156.8	204.9
General and administrative expenses	**1,641.3**	1,424.0	1,333.2
Total claims and expenses	**12,909.8**	14,529.5	10,841.5
Income (loss) before federal income taxes, minority interest and cumulative effect of changes in accounting principles	**2,229.4**	(259.8)	1,389.0
Federal income taxes (benefit)	**537.4**	(476.5)	326.8
Minority interest, net of tax	**(4.0)**	1.1	-
Income before cumulative effect of changes in accounting principles	**1,696.0**	215.6	1,062.2
Cumulative effect of change in accounting principles for:			
Goodwill and other intangible assets, net of tax	**-**	(242.6)	-
Derivative instruments and hedging activities, net of tax	**-**	-	4.5
Securitized financial assets, net of tax	**-**	-	(1.3)
Net income (loss)	**$ 1,696.0**	$ (27.0)	$ 1,065.4
Basic earnings per share			
Income before cumulative effect of changes in accounting principles	**$ 1.69**	$ 0.23	$ 1.38
Cumulative effect of changes in accounting principles, net of tax	**-**	(0.26)	0.01
Net income (loss)	**$ 1.69**	$ (0.03)	$ 1.39
Diluted earnings per share			
Income before cumulative effect of changes in accounting principles	**$ 1.68**	$ 0.23	$ 1.38
Cumulative effect of changes in accounting principles, net of tax	**-**	(0.26)	0.01
Net income (loss)	**$ 1.68**	$ (0.03)	$ 1.39
Weighted average number of common shares outstanding	**1,002.0**	949.5	769.0
Weighted average number of common shares outstanding and common stock equivalents	**1,007.3**	951.2	769.0

See notes to consolidated financial statements.

TRAVELERS PROPERTY CASUALTY CORP. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEET
(in millions, except shares and per share data)

At December 31,	2003	2002
Assets		
Fixed maturities, available for sale at fair value (including $696.4 and $580.5 at December 31, 2003 and 2002, respectively, subject to securities lending and repurchase agreements) (amortized cost $31,478.3 and $28,877.8)	**$ 33,045.5**	$ 30,003.2
Equity securities, at fair value (cost $672.3 and $861.9)	**732.6**	851.5
Mortgage loans	**210.8**	257.9
Real estate held for sale	**1.5**	12.5
Short-term securities	**2,138.3**	4,853.6
Trading securities	**57.2**	40.7
Other investments	**2,467.0**	2,405.8
Total investments	**38,652.9**	38,425.2
Cash	**352.1**	92.2
Investment income accrued	**361.8**	339.3
Premium balances receivable	**4,089.5**	3,861.4
Reinsurance recoverables	**11,173.9**	10,977.5
Deferred acquisition costs	**964.9**	873.0
Deferred federal income taxes	**677.9**	1,447.1
Contractholder receivables	**3,120.7**	2,544.1
Goodwill	**2,411.5**	2,411.5
Receivables for investment sales	**182.4**	138.7
Other assets	**2,884.4**	3,027.5
Total assets	**$ 64,872.0**	$ 64,137.5
Liabilities		
Claims and claim adjustment expense reserves	**$ 34,572.6**	$ 33,736.0
Unearned premium reserves	**7,110.8**	6,459.9
Contractholder payables	**3,120.7**	2,544.1
Notes payable to former affiliates	**-**	700.0
Long-term debt	**1,756.0**	926.2
Convertible junior subordinated notes payable	**868.7**	867.8
Convertible notes payable	**49.8**	49.7
Payables for investment purchases	**531.2**	3,737.9
Payables for securities lending and repurchase agreements	**711.0**	597.9
Other liabilities	**4,164.5**	3,480.7
Total liabilities	**52,885.3**	53,100.2
TIGHI-obligated mandatorily redeemable securities of subsidiary trusts holding solely junior subordinated debt securities of TIGHI	**-**	900.0
Shareholders' equity		
Common stock:		
Class A, $.01 par value, 1.5 billion shares authorized, 510.2 million and 504.2 million issued, and 505.7 million and 503.9 million outstanding at December 31, 2003 and 2002, respectively	**5.1**	5.0
Class B, $.01 par value, 1.5 billion shares authorized, 500.0 million issued, and 499.8 million and 500.0 million outstanding at December 31, 2003 and 2002, respectively	**5.0**	5.0
Additional paid-in capital	**8,705.2**	8,618.4
Retained earnings	**2,290.2**	880.5
Accumulated other changes in equity from nonowner sources	**1,085.5**	656.6
Treasury stock, at cost (4.7 million and .3 million shares)	**(74.4)**	(4.9)
Unearned compensation	**(29.9)**	(23.3)
Total shareholders' equity	**11,986.7**	10,137.3
Total liabilities and shareholders' equity	**$ 64,872.0**	$ 64,137.5

See notes to consolidated financial statements.

TRAVELERS PROPERTY CASUALTY CORP. AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
(in millions)

For the year ended December 31,	2003	2002	2001
Common stock and additional paid-in capital			
Balance, beginning of year	**$ 8,628.4**	$ 4,440.7	$ 3,823.4
Net proceeds from initial public offering	**-**	4,089.5	-
Net shares issued under employee stock-based compensation plans	**78.6**	64.7	-
Acquisition of affiliates	**-**	-	578.0
Other	**8.3**	33.5	39.3
Balance, end of year	**8,715.3**	8,628.4	4,440.7
Retained earnings			
Balance, beginning of year	**880.5**	6,004.2	4,989.9
Net income (loss)	**1,696.0**	(27.0)	1,065.4
Receipts from former subsidiaries	**-**	157.5	474.9
Dividends	**(286.3)**	(5,254.2)	(526.0)
Balance, end of year	**2,290.2**	880.5	6,004.2
Accumulated other changes in equity from nonowner sources, net of tax			
Balance, beginning of year	**656.6**	241.4	400.7
Net unrealized gain (loss) on investment securities, net of reclassification adjustment	**328.7**	475.4	(172.0)
Minimum pension liability adjustment	**62.0**	(68.3)	-
Net unrealized gains on investment securities obtained as part of affiliate acquisition	**-**	-	21.1
Other (1)	**38.2**	8.1	(8.4)
Balance, end of year	**1,085.5**	656.6	241.4
Treasury stock (at cost)			
Balance, beginning of year	**(4.9)**	-	-
Treasury stock acquired	**(40.0)**	-	-
Net shares issued under employee stock-based compensation plans	**(29.5)**	(4.9)	-
Balance, end of year	**(74.4)**	(4.9)	-
Unearned compensation			
Balance, beginning of year	**(23.3)**	-	-
Net shares issued under restricted stock employee stock-based compensation plans	**(31.9)**	(29.3)	-
Restricted stock amortization	**25.3**	6.0	-
Balance, end of year	**(29.9)**	(23.3)	-
Total shareholders' equity	**$ 11,986.7**	$ 10,137.3	$ 10,686.3
Common shares outstanding			
Balance, beginning of year	**1,003.9**	769.0	769.0
Shares issued in Initial Public Offering	**-**	231.0	-
Net shares issued under employee stock-based compensation plans	**4.2**	3.9	-
Treasury stock acquired	**(2.6)**	-	-
Balance, end of year	**1,005.5**	1,003.9	769.0
Summary of changes in equity from nonowner sources			
Net income (loss)	**$ 1,696.0**	$ (27.0)	$ 1,065.4
Other changes in equity from nonowner sources, net of tax	**428.9**	415.2	(180.4)
Total changes in equity from nonowner sources	**$ 2,124.9**	$ 388.2	$ 885.0

(1) Includes foreign currency translation adjustments, changes in value of private equity securities and the cumulative effect of the change in accounting for derivative instruments.

See notes to consolidated financial statements.

TRAVELERS PROPERTY CASUALTY CORP. AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF CASH FLOWS
(in millions)

For the year ended December 31,	2003	2002	2001
Cash flows from operating activities			
Net income (loss)	$ **1,696.0**	$ (27.0)	$ 1,065.4
Adjustments to reconcile net income (loss) to net cash provided by operating activities			
Net realized investment gains	**(38.0)**	(146.7)	(322.5)
Cumulative effect of changes in accounting principles, net of tax	-	242.6	(3.2)
Depreciation and amortization	**84.7**	41.8	121.9
Deferred federal income taxes (benefits)	**539.1**	(588.8)	11.1
Amortization of deferred policy acquisition costs	**1,983.7**	1,810.2	1,538.7
Premium balances receivable	**(228.1)**	(204.4)	(174.1)
Reinsurance recoverables	**(196.4)**	69.8	(1,386.2)
Deferred acquisition costs	**(2,075.6)**	(1,915.1)	(1,619.8)
Claims and claim adjustment expense reserves	**836.6**	2,999.4	1,479.0
Unearned premium reserves	**650.9**	793.0	407.6
Trading account activities	**(16.5)**	115.6	(73.8)
Recoveries from former affiliate	**360.7**	159.3	-
Other	**236.3**	(424.1)	175.1
Net cash provided by operating activities	**3,833.4**	2,925.6	1,219.2
Cash flows from investing activities			
Proceeds from maturities of investments			
Fixed maturities	**4,461.7**	3,013.3	2,081.4
Mortgage loans	**58.8**	21.6	15.8
Proceeds from sales of investments			
Fixed maturities	**8,342.5**	12,518.5	14,469.2
Equity securities	**254.1**	127.2	469.7
Real estate held for sale	**11.0**	23.3	-
Purchases of investments			
Fixed maturities	**(15,555.2)**	(19,005.3)	(16,008.7)
Equity securities	**(60.6)**	(99.6)	(67.4)
Mortgage loans	**(11.7)**	(5.2)	(4.1)
Real estate	-	(1.2)	(6.2)
Short-term securities, (purchases) sales, net	**2,910.2**	(1,730.9)	(106.1)
Other investments, net	**59.8**	244.7	(667.9)
Securities transactions in course of settlement	**(2,945.6)**	2,623.4	58.3
Business acquisitions	-	-	(329.5)
Net cash used in investing activities	**(2,475.0)**	(2,270.2)	(95.5)
Cash flows from financing activities			
Issuance of convertible notes, net	-	917.3	-
Issuance of short-term debt	**549.5**	-	211.8
Payment of short-term debt	**(550.0)**	-	(211.8)
Issuance of long-term debt	**1,381.9**	549.4	-
Payment of long-term debt	**(553.0)**	(3.0)	(500.0)
Issuance of note payable to former affiliate	-	250.0	775.0
Payment of note payable to former affiliate	**(700.0)**	(6,349.0)	(1,315.0)
Redemption of mandatorily redeemable preferred stock	**(900.0)**	-	-
Treasury stock acquired:			
Purchased	**(40.0)**	-	-
Net shares issued under employee stock-based compensation plans	**(17.6)**	(3.7)	-
Initial public offering	-	4,089.5	-
Issuance of common stock-employee stock options	**40.4**	10.1	-
Receipts from former affiliates	-	157.5	474.9
Dividends to shareholders	**(281.8)**	-	-
Dividends to former affiliate	-	(157.5)	(526.0)
Payment of dividend on subsidiary's preferred stock	**(5.2)**	(2.2)	-
Purchase of real estate from former affiliate	-	(68.2)	-
Transfer of employee benefit obligations to former affiliates	**(22.7)**	(172.4)	-
Transfer of lease obligations to former affiliate	-	(87.8)	-
Return of capital from former subsidiaries	-	-	8.0
Minority investment in subsidiary	-	89.5	-
Other	-	(19.6)	-
Net cash used in financing activities	**(1,098.5)**	(800.1)	(1,083.1)
Net increase (decrease) in cash	**259.9**	(144.7)	40.6
Cash at beginning of period	**92.2**	236.9	196.3
Cash at end of period	$ **352.1**	$ 92.2	$ 236.9
Supplemental disclosure of cash flow information			
Income taxes (refunded) paid	$ **(64.2)**	$ 83.4	$ 325.6
Interest paid	$ **139.7**	$ 140.6	$ 129.7

See notes to consolidated financial statements.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The consolidated financial statements include the accounts of Travelers Property Casualty Corp. (TPC) and its subsidiaries (collectively, Travelers). Certain reclassifications have been made to prior years' financial statements to conform to the current year's presentation. Significant intercompany transactions and balances have been eliminated.

The preparation of the consolidated financial statements in conformity with accounting principles generally accepted in the United States of America (GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and claims and expenses during the reporting period. Actual results could differ from those estimates.

TPC was reorganized in connection with its initial public offering (IPO) on March 21, 2002. Pursuant to the reorganization, which was completed on March 19, 2002, TPC's consolidated financial statements have been adjusted to exclude the accounts of certain formerly wholly-owned TPC subsidiaries, principally The Travelers Insurance Company (TIC) and its subsidiaries (U.S. life insurance operations), certain other wholly-owned noninsurance subsidiaries of TPC and substantially all of TPC's assets and certain liabilities not related to the property casualty business.

On March 21, 2002, TPC issued 231 million shares of its class A common stock in an IPO, representing approximately 23% of TPC's common equity. After the IPO, Citigroup Inc. (together with its consolidated subsidiaries, Citigroup) beneficially owned all of the 500 million shares of TPC's outstanding class B common stock, each share of which is entitled to seven votes, and 269 million shares of TPC's class A common stock, each share of which is entitled to one vote, representing at the time 94% of the combined voting power of all classes of TPC's voting securities and 77% of the equity interest in TPC. Concurrent with the IPO, TPC issued $892.5 million aggregate principal amount of 4.5% convertible junior subordinated notes, which mature on April 15, 2032. The IPO and the offering of the convertible notes are collectively referred to as the offerings. During the first quarter of 2002, TPC paid three dividends of $1.000 billion, $3.700 billion and $395.0 million, aggregating $5.095 billion, which were each in the form of notes payable to Citigroup. The proceeds of the offerings were used to prepay the $395.0 million note and substantially prepay the $3.700 billion note. On December 31, 2002, the $1.000 billion note payable was repaid in its entirety.

In conjunction with the corporate reorganization and the offerings described above, during March 2002, Travelers entered into an agreement with Citigroup (the Citigroup indemnification agreement) which provided that in any year in which Travelers recorded additional asbestos-related income statement charges in excess of $150.0 million, net of any reinsurance, Citigroup would pay to Travelers the amount of any such excess up to a cumulative aggregate of $800.0 million, reduced by the tax effect of the highest applicable federal income tax rate. During 2002, Travelers recorded $2.945 billion of asbestos incurred losses, net of reinsurance, and accordingly has fully utilized the total benefit available under the agreement. For the year ended December 31, 2002, revenues include $520.0 million from Citigroup under this agreement. At December 31, 2002, other assets included a $360.7 million receivable from Citigroup under this agreement, which was received during the first quarter of 2003. Included in federal income taxes in the consolidated statement of income is a tax benefit of $280.0 million related to the asbestos charge covered by the agreement.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, Continued

On August 20, 2002, Citigroup made a tax-free distribution to its stockholders (the Citigroup Distribution), of a portion of its ownership interest in TPC, which, together with the shares issued in the IPO, represented more than 90% of TPC's common equity and more than 90% of the combined voting power of TPC's outstanding voting securities. For each 100 shares of Citigroup outstanding common stock, approximately 4.32 shares of TPC class A common stock and 8.88 shares of TPC class B common stock were distributed. At December 31, 2003 and 2002, Citigroup held for their own account 9.87% and 9.95%, respectively, of TPC's common equity and 9.87% and 9.98%, respectively, of the combined voting power of TPC's outstanding voting securities. Citigroup received a private letter ruling from the Internal Revenue Service that the Citigroup Distribution was tax-free to Citigroup, its stockholders and TPC. As part of the ruling process, Citigroup agreed to vote the shares it continues to hold following the Citigroup Distribution pro rata with the shares held by the public and to divest the remaining shares it holds within five years following the Citigroup Distribution.

On August 20, 2002, in connection with the Citigroup Distribution, stock-based awards held by Travelers employees on that date under Citigroup's various incentive plans were cancelled and replaced by awards under Travelers own incentive programs.

TPC's consolidated financial statements include the accounts of its primary subsidiary, Travelers Insurance Group Holdings Inc. (TIGHI), a property casualty insurance holding company. Also included are the accounts of CitiInsurance International Holdings Inc. and its subsidiaries (CitiInsurance), the principal assets of which are investments in the property casualty and life operations of Fubon Insurance Co., Ltd. and Fubon Assurance Co., Ltd., with respect to results prior to March 1, 2002. On February 28, 2002, Travelers sold CitiInsurance to other Citigroup affiliated companies for $402.6 million, its net book value. Travelers has applied $137.8 million of the proceeds from this sale to repay intercompany indebtedness to Citigroup. In addition, Travelers has purchased from Citigroup affiliated companies the premises located at One Tower Square, Hartford, Connecticut and other properties for $68.2 million. Additionally, certain liabilities relating to employee benefit plans and lease obligations were assigned and assumed by Citigroup affiliated companies. In connection with these assignments, Travelers transferred $172.4 million and $87.8 million, respectively, to Citigroup affiliated companies.

Prior to the Citigroup Distribution, Travelers provided and purchased services to and from Citigroup affiliated companies, including facilities management, banking and financial functions, benefit coverages, data processing services and short-term investment pool management services. Charges for these shared services were allocated at cost. In connection with the Citigroup Distribution, Travelers and Citigroup and its affiliates entered into a transition services agreement for the provision of certain of these services, tradename and trademark and similar agreements related to the use of trademarks, logos and tradenames and an amendment to the March 26, 2002 Intercompany Agreement with Citigroup.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, Continued

Adoption of New Accounting Standards

Consolidation of Variable Interest Entities

In December 2003, the Financial Accounting Standards Board (FASB) issued Revised Interpretation No. 46, "Consolidation of Variable Interest Entities" (FIN 46R). FIN 46R clarifies the application of Accounting Research Bulletin No. 51, "Consolidated Financial Statements", to certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support. FIN 46R separates entities into two groups: (1) those for which voting interests are used to determine consolidation and (2) those for which variable interests are used to determine consolidation. FIN 46R clarifies how to identify a variable interest entity (VIE) and how to determine when a business enterprise should include the assets, liabilities, non-controlling interests and results of activities of a VIE in its consolidated financial statements. A company that absorbs a majority of a VIE's expected losses, receives a majority of a VIE's expected residual returns, or both, is the primary beneficiary and is required to consolidate the VIE into its financial statements. FIN 46R also requires disclosure of certain information where the reporting company is the primary beneficiary or holds a significant variable interest in a VIE (but is not the primary beneficiary).

FIN 46R is effective for public companies that have interests in VIEs or potential VIEs that are special-purpose entities for periods ending after December 15, 2003. Application by public companies for all other types of entities is required for periods ending after March 15, 2004. Travelers has chosen to adopt FIN 46R effective December 31, 2003.

The adoption of FIN 46R did not have any impact on Travelers consolidated financial condition or results of operations as no consolidation was required. However, Travelers holds interests in hedge fund investments that are considered significant under FIN 46R, and the hedge funds are accounted for under the equity method of accounting and are included in other invested assets in the consolidated balance sheet.

Hedge funds are unregistered private investment partnerships, funds or pools that may invest and trade in many different markets, using a variety of strategies and instruments (including securities, non-securities and derivatives). The three hedge funds that were determined to be significant VIEs have a total value for all investors combined of approximately $326.2 million at December 31, 2003. Travelers share of these funds has a carrying value of approximately $93.0 million at December 31, 2003. Travelers involvement with these funds began in the third quarter of 2002. There are various purposes of Travelers involvement in these funds, including but not limited to the following:

- To seek capital appreciation by investing and trading in securities, including, without limitation, investments in common stock, bonds, notes, debentures, investment contracts, partnership interests, options, warrants.

- To buy and sell U.S. and non-U.S. assets with a primary focus on a diversified pool of structured mortgage and asset-backed securities offering attractive and relative value.

- To exploit arbitrage opportunities in a broad range of equity and fixed income markets.

Travelers does not have any unfunded commitments associated with these hedge fund investments, and its exposure to loss is limited to the investment carrying amounts reported in the consolidated balance sheet.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, Continued

Retirement-Plan Disclosures

In December 2003, the FASB issued a revised Statement of Financial Accounting Standards No. 132, "Employers' Disclosures about Pensions and Other Postretirement Benefits" (Revised FAS 132). The Revised FAS 132 does not change the measurement or recognition provisions required by FASB Statements No. 87, "Employers' Accounting for Pensions," No. 88, "Employers' Accounting for Settlements and Curtailments of Defined Benefits Pension Plans and Termination of Benefits," and No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions." This statement retains the disclosure requirements of the original FAS 132 issued in February 1998 and requires additional disclosures about the assets, obligations, cash flows and net periodic benefit cost of defined benefit pension plans and other defined benefit postretirement plans. The Revised FAS 132 is effective for fiscal years ending after December 15, 2003, except for disclosures of estimated future benefit payments, which are effective for fiscal years ending after June 15, 2004. Interim period disclosures are effective for interim periods beginning after December 15, 2003. Effective December 31, 2003, Travelers adopted the Revised FAS 132.

The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments

Effective December 31, 2003, Travelers adopted FASB Emerging Issues Task Force (EITF) Issue 03-01, "The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments" (EITF 03-01). EITF 03-01 requires that certain quantitative and qualitative disclosures be made for debt and marketable equity securities classified as available for sale or held to maturity that are impaired at the balance sheet date but for which an other-than-temporary impairment has not been recognized.

Stock-Based Compensation

In December 2002, the FASB issued Statement of Financial Standards No. 148, "Accounting for Stock-Based Compensation-Transition and Disclosure" (FAS 148), an amendment to FASB Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" (FAS 123). Provisions of this statement provide two additional alternative transition methods: modified prospective method and retroactive restatement method, for an entity that voluntarily changes to the fair value based method of accounting for stock-based employee compensation. The statement eliminates the use of the original FAS 123 prospective method of transition alternative for those entities that change to the fair value based method in fiscal years beginning after December 15, 2003. It also amends the disclosure provisions of FAS 123 to require prominent annual disclosure about the effects on reported net income in the Summary of Significant Accounting Policies and also requires disclosure about these effects in interim financial statements. These provisions are effective for financial statements for fiscal years ending after December 15, 2002. Accordingly, Travelers adopted the applicable disclosure requirements of this statement beginning with year-end 2002 reporting. The transition provisions of this statement apply upon adoption of the FAS 123 fair value based method.

Effective January 1, 2003, Travelers adopted the fair value method of accounting for its employee stock-based compensation plans as defined in FAS 123. FAS 123 indicates that the fair value based method is the preferred method of accounting. Travelers has elected to use the prospective recognition transition alternative of FAS 148. Under this alternative only the awards granted, modified, or settled after January 1, 2003 will be accounted for in accordance with the fair value method. The adoption of FAS 123 did not have a significant impact on Travelers results of operations, financial condition or liquidity.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, Continued

Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity

Effective January 1, 2003, Travelers adopted FASB Statement of Financial Accounting Standards No. 150 (FAS 150), "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity", which establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. FAS 150 requires an issuer to classify the following instruments as liabilities (or assets in some circumstances):

- A financial instrument issued in the form of shares that is mandatorily redeemable - that embodies an unconditional obligation requiring the issuer to redeem it by transferring its assets at a specified or determinable date (or dates) or upon an event that is certain to occur;
- A financial instrument, other than an outstanding share, that, at inception, embodies an obligation to repurchase the issuer's equity shares, or is indexed to such an obligation, and that requires or may require the issuer to settle the obligation by transferring assets (for example, a forward purchase contract or written put option on the issuer's equity shares that is to be physically settled or net cash settled);
- A financial instrument that embodies an unconditional obligation, or a financial instrument other than an outstanding share that embodies a conditional obligation, that the issuer must or may settle by issuing a variable number of its equity shares,

if, at inception, the monetary value of the obligation is based solely or predominantly on any of the following: (a) a fixed monetary amount known at inception, (b) variations in something other than the fair value of the issuer's equity shares, or (c) variations inversely related to changes in the fair value of the issuer's equity shares.

The adoption of FAS 150 did not impact Travelers consolidated financial statements.

Business Combinations, Goodwill and Other Intangible Assets

Effective January 1, 2002, Travelers adopted FASB Statements of Financial Accounting Standards No. 141, "Business Combinations" (FAS 141) and No. 142, "Goodwill and Other Intangible Assets" (FAS 142). These standards change the accounting for business combinations by, among other things, prohibiting the prospective use of pooling-of-interests accounting and requiring companies to stop amortizing goodwill and certain intangible assets with an indefinite useful life created by business combinations accounted for using the purchase method of accounting. Instead, goodwill and intangible assets deemed to have an indefinite useful life will be subject to an annual review for impairment. Other intangible assets that are not deemed to have an indefinite useful life will continue to be amortized over their useful lives.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, Continued

Travelers stopped amortizing goodwill on January 1, 2002. Net income and earnings per share adjusted to exclude goodwill amortization expense for the year ended December 31, 2001 is as follows:

(for the year ended December 31, in millions, except per share data)	2001
Net income	
Reported net income	$ 1,065.4
Goodwill amortization	71.8
Adjusted net income	$ 1,137.2
Basic and diluted earnings per share	
Reported earnings per share	$ 1.39
Goodwill amortization	0.09
Adjusted earnings per share	$ 1.48

During the quarter ended March 31, 2002, Travelers performed the transitional impairment tests using the fair value approach required by FAS 142. Based on these tests, Travelers impaired $220.0 million after tax of goodwill and $22.6 million after tax of indefinite-lived intangible assets representing the value of insurance operating licenses, all attributable to The Northland Company and subsidiaries (Northland), as a cumulative effect adjustment as of January 1, 2002. The fair value of the Northland reporting unit was based on the use of a multiple of earnings model. The fair value of Northland's indefinite-lived intangible assets was based on the present value of estimated net cash flows. The Northland reporting unit is a component of the Commercial Lines operating segment.

Accounting for Derivative Instruments and Hedging Activities
Effective January 1, 2001, Travelers adopted FASB Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" (FAS 133). FAS 133 establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives), and for hedging activities. It requires that an entity recognize all derivatives as either assets or liabilities in the consolidated balance sheet and measure those instruments at fair value. If certain conditions are met, a derivative may be specifically designated as (a) a hedge of the exposure to changes in the fair value of a recognized asset or liability or an unrecognized firm commitment, (b) a hedge of the exposure to variable cash flows of a recognized asset or liability or a forecasted transaction, or (c) a hedge of the foreign currency exposure of a net investment in a foreign operation, an unrecognized firm commitment, an available for sale security, or a foreign-currency-denominated forecasted transaction. The accounting for changes in the fair value of a derivative (that is, gains and losses) depends on the intended use of the derivative and the resulting designation.

As a result of adopting FAS 133, Travelers recorded a benefit of $4.5 million after tax, reflected as a cumulative effect adjustment in the consolidated statement of income and a charge of $4.0 million after tax, reflected as a cumulative effect adjustment in the accumulated other changes in equity from nonowner sources section of shareholders' equity. In addition, Travelers redesignated certain investments as trading from available for sale in accordance with the transition provisions of FAS 133 resulting in a gross gain of $8.0 million after tax, reflected in net realized investment gains.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, Continued

In April 2003, the FASB issued Statement of Financial Standards No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities" (FAS 149), which amends and clarifies the accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under FAS 133. FAS 149 amends FAS 133 for decisions made as part of the Derivatives Implementation Group process that effectively required amendments to FAS 133. FAS 149 also clarifies under what circumstances a contract with an initial net investment and purchases and sales of when-issued securities that do not yet exist meet the characteristics of a derivative. In addition, it clarifies when a derivative contains a financing component that warrants special reporting in the statement of cash flows. FAS 149 is effective for contracts entered into or modified after June 30, 2003 and for hedging relationships designated after June 30, 2003. The adoption of FAS 149 did not have a significant impact on Travelers results of operations, financial condition or liquidity.

Recognition of Interest Income and Impairment on Purchased and Retained Beneficial Interests in Securitized Financial Assets

Effective April 1, 2001, Travelers adopted EITF Issue 99-20, "Recognition of Interest Income and Impairment on Purchased and Retained Beneficial Interests in Securitized Financial Assets" (EITF 99-20). EITF 99-20 provides new guidance on the recognition and measurement of interest income and impairment on certain investments, e.g., certain asset-backed securities. The recognition of impairment resulting from the adoption of EITF 99-20 is to be recorded as a cumulative effect adjustment as of the beginning of the fiscal quarter in which it is adopted. Interest income on beneficial interests falling within the scope of EITF 99-20 is to be recognized prospectively. As a result of adopting EITF 99-20, Travelers recorded a charge of $1.3 million after tax, reflected as a cumulative effect adjustment. The implementation of this EITF did not have a significant impact on results of operations, financial condition or liquidity.

Accounting Policies

Investments

Fixed maturities include bonds, notes and redeemable preferred stocks. Fixed maturities are valued based upon quoted market prices or dealer quotes, or if quoted market prices or dealer quotes are not available, discounted expected cash flows using market rates commensurate with the credit quality and maturity of the investment. Also included in fixed maturities are loan-backed and structured securities, which are amortized using the retrospective method. The effective yield used to determine amortization is calculated based upon actual historical and projected future cash flows, which are obtained from a widely-accepted securities data provider. Fixed maturities, including instruments subject to securities lending agreements, are classified as available for sale and are reported at fair value, with unrealized investment gains and losses, net of income taxes, charged or credited directly to shareholders' equity.

Equity securities, which include common and nonredeemable preferred stocks, are classified as available for sale and carried at fair value based on quoted market prices. Changes in fair values of equity securities, net of income tax, are charged or credited directly to shareholders' equity.

Mortgage loans are carried at amortized cost. A mortgage loan is considered impaired when it is probable that Travelers will be unable to collect principal and interest amounts due. For mortgage loans that are determined to be impaired, a reserve is established for the difference between the amortized cost and fair market value of the underlying collateral. In estimating fair value, Travelers uses interest rates reflecting the current real estate financing market returns. Impaired loans were not significant at December 31, 2003 and 2002.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, Continued

Real estate held for sale is carried at the lower of cost or fair value less estimated costs to sell. Fair value is established at the time of acquisition by internal analysis or external appraisers, using discounted cash flow analyses and other acceptable techniques. Thereafter, an impairment is taken if the carrying value of the property exceeds its current fair value less estimated costs to sell.

Accrual of income is suspended on fixed maturities or mortgage loans that are in default, or on which it is likely that future payments will not be made as scheduled. Interest income on investments in default is recognized only as payment is received. Investments included in the consolidated balance sheet that were not income-producing for the preceding 12 months were not significant.

Trading securities and related liabilities are normally held for periods of less than six months. These investments are marked to market with the change recognized in net investment income during the current period.

Short-term securities, consisting primarily of money market instruments and other debt issues purchased with a maturity of less than one year, are carried at amortized cost, which approximates fair value.

Other invested assets include certain private equity securities along with partnership investments and real estate joint ventures and are accounted for on the equity method of accounting. Undistributed income is reported in net investment income.

Investment Gains and Losses

Net realized investment gains and losses are included as a component of pretax revenues based upon specific identification of the investments sold on the trade date. A decline in the value of a security below its amortized cost basis is assessed to determine if the decline is other-than-temporary. If so, the security is deemed to be impaired, and a charge is recorded in net realized investment gains and losses.

Reinsurance Recoverables

Amounts recoverable from reinsurers are estimated in a manner consistent with the claim liability associated with the reinsured business. Such recoverables are reported net of an allowance for estimated uncollectible reinsurance recoverables and amounts due from known reinsurer insolvencies. Travelers evaluates and monitors the financial condition of its reinsurers under voluntary reinsurance arrangement to minimize its exposure to significant losses from reinsurer insolvencies.

Deferred Acquisition Costs

Amounts which vary with and are primarily related to the production of new insurance contracts, primarily commissions and premium taxes, are deferred and amortized pro rata over the contract periods in which the related premiums are earned. Deferred acquisition costs are reviewed to determine if they are recoverable from future income, and if not, are charged to expense. Future investment income attributable to related premiums is taken into account in measuring the recoverability of the carrying value of this asset. All other acquisition expenses are charged to operations as incurred.

Contractholder Receivables and Payables

Under certain workers' compensation insurance contracts with deductible features, Travelers is obligated to pay the claimant for the full amount of the claim. Travelers is subsequently reimbursed by the policyholder for the deductible amount. These amounts are included on a gross basis in the consolidated balance sheet in contractholder payables and contractholder receivables, respectively.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, Continued

Goodwill and Intangible Assets

Travelers adopted FAS 141 and FAS 142 effective January 1, 2002. Upon adoption of FAS 141 and FAS 142, Travelers stopped amortizing goodwill. Instead, goodwill is tested for impairment at least annually using a two-step process. The first step is performed to identify potential impairment and, if necessary, the second step is performed for the purpose of measuring the amount of impairment, if any. Other intangible assets that are not deemed to have an indefinite useful life continue to be amortized over their useful lives. Travelers does not have indefinite-lived intangible assets as of December 31, 2003.

The carrying amount of intangible assets that are not deemed to have an indefinite useful life is regularly reviewed for indicators of impairments in value in accordance with FAS 144. Impairment is recognized only if the carrying amount of the intangible asset is not recoverable from its undiscounted cash flows and is measured as the difference between the carrying amount and the fair value of the asset.

Receivables for Investment Sales

Receivables for investment sales represent amounts due Travelers from investment brokers for securities sold, which are recorded as of trade date, for which Travelers, in the normal course of securities settlement, has not yet received the proceeds.

Claims and Claim Adjustment Expense Reserves

Claims and claim adjustment expense reserves represent estimated provisions for both reported and unreported claims incurred and related expenses. The reserves are adjusted regularly based upon experience. Included in the claims and claim adjustment expense reserves in the consolidated balance sheet at December 31, 2003 and 2002 are $1.325 billion and $1.370 billion, respectively, of reserves related to workers' compensation that have been discounted using an interest rate of 5%. Also included at December 31, 2003 and 2002 are $445.4 million and $456.1 million, respectively, of reserves related to certain fixed and determinable asbestos-related settlements, where all payment amounts and their timing are known, that have been discounted using a range of interest rates of 1.56% to 5.50%.

In determining claims and claim adjustment expense reserves, Travelers carries on a continuing review of its overall position, its reserving techniques and its reinsurance. The reserves are also reviewed periodically by a qualified actuary employed by Travelers. These reserves represent the estimated ultimate cost of all incurred claims and claim adjustment expenses. Since the reserves are based on estimates, the ultimate liability may be more or less than such reserves. The effects of changes in such estimated reserves are included in the results of operations in the period in which the estimates are changed. Such changes may be material to the results of operations and financial condition and could occur in a future period.

Payables for Investment Purchases

Payables for investment purchases represent amounts owed by Travelers to investment brokers for securities purchased, which are recorded as of trade date, for which Travelers, in the normal course of securities settlement, has not yet settled the purchase.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, Continued

Securities Lending Payable and Dollar-Roll Repurchase Agreements

Travelers engages in securities lending activities from which it generates net investment income from the lending of certain of its investments to other institutions for short periods of time. Travelers either receives cash or marketable securities as collateral equal to at least the market value of the loaned securities plus accrued interest. Collateral is marked to market daily. In those cases where cash collateral is received, Travelers reinvests the collateral in a short-term investment pool, the loaned securities remain a recorded asset of Travelers and a liability is recorded to recognize Travelers obligation to return the collateral at the end of the loan. Where marketable securities have been received as collateral, the collateral is held by a third party custodian (tri-party lending agreement), and Travelers has the right to access the collateral only in the event that the institution borrowing Travelers securities is in default under the lending agreement. In those cases where marketable securities are received as collateral, Travelers does not recognize the receipt of the collateral held by the third party custodian or the obligation to return the collateral. The loaned securities remain a recorded asset of Travelers.

Travelers also engages in dollar-roll repurchase activities from which it generates net investment income from selling mortgage-backed securities and simultaneously agreeing to repurchase from the same party substantially the same securities. Travelers invests the proceeds from the sale in a short-term investment pool, the sold securities remain a recorded asset of Travelers and a liability is recorded to recognize Travelers obligation to repurchase substantially the same securities at the end of a specified period.

Other Liabilities

Included in other liabilities in the consolidated balance sheet is Travelers estimate of its liability for guaranty fund and other insurance-related assessments. The liability for expected state guaranty fund and other premium-based assessments is recognized as Travelers writes or becomes obligated to write or renew the premiums on which the assessments are expected to be based. The liability for loss-based assessments is recognized as the related losses are incurred. At December 31, 2003 and 2002, Travelers had a liability of $180.3 million and $171.1 million, respectively, for guaranty fund and other assessments and related recoveries of $15.1 million and $14.3 million, respectively. The liability for such assessments and their related recoveries are not discounted for the time value of money. The assessments are expected to be paid over a period ranging from one year to the life expectancy of certain workers' compensation claimants and the recoveries are expected to occur over the same period of time.

Also included in other liabilities is an accrual for policyholder dividends. Certain insurance contracts, primarily workers' compensation, are participating whereby dividends are paid to policyholders in accordance with contract provisions. Net written premiums for participating dividend policies were approximately 1%, 2% and 2% of total Travelers net written premiums for the years ended December 31, 2003, 2002 and 2001, respectively. Policyholder dividends are accrued against earnings using best available estimates of amounts to be paid. Policyholder dividends were $13.1 million, $14.4 million and $28.3 million for the years ended December 31, 2003, 2002 and 2001, respectively.

Statutory Accounting Practices

Travelers insurance subsidiaries, domiciled principally in the State of Connecticut, prepare statutory financial statements in accordance with the accounting practices prescribed or permitted by the insurance departments of the states of domicile. Prescribed statutory accounting practices are those practices that are incorporated directly or by reference in state laws, regulations, and general administrative rules applicable to all insurance enterprises domiciled in a particular state. Permitted statutory accounting practices include practices not prescribed by the domiciliary state, but allowed by the domiciliary state regulatory authority. The impact of any permitted accounting practices on statutory surplus of Travelers is not material.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, Continued

Premiums and Unearned Premium Reserves

Premiums are recognized as revenues pro rata over the policy period. Unearned premium reserves represent the unexpired portion of policy premiums. Accrued retrospective premiums are included in premium balances receivable. Premium balances receivable are reported net of an allowance for estimated uncollectible premium amounts.

Ceded premiums are charged to income over the applicable term of the various reinsurance contracts with third party reinsurers. Prepaid reinsurance premiums represent the unexpired portion of premiums ceded to reinsurers and are reported as part of other assets.

Fee Income

Fee income includes servicing fees from carriers and revenues from large deductible policies and service contracts and is recognized pro rata over the contract or policy periods.

Recoveries From Former Affiliate

Recoveries from former affiliate consist of the recoveries under the Citigroup indemnification agreement.

Other Revenues

Other revenues include revenues from premium installment charges, which are recognized as collected, revenues of noninsurance subsidiaries other than fee income and gains and losses on dispositions of assets and operations other than net realized investment gains and losses.

Federal Income Taxes

The provision for federal income taxes comprises two components, current income taxes and deferred income taxes. Deferred federal income taxes arise from changes during the year in cumulative temporary differences between the tax basis and book basis of assets and liabilities.

Stock-Based Compensation

Travelers has an employee stock incentive compensation plan that includes stock option programs and restricted stock programs.

For stock-based employee awards granted, modified, or settled after December 31, 2002, Travelers applies the FAS 123 fair value method of accounting. Under this method, compensation cost is measured at the grant date based on the fair value of the award and recognized ratably over the vesting period. For restricted stock the fair value is measured at the market price of a share on the grant date while for stock options the fair value is derived by the application of an option pricing model at date of grant.

For stock-based employee awards granted prior to January 1, 2003, Travelers accounts for these awards under the recognition and measurement principles of Accounting Principles Board Opinion No. 25 (APB 25), "Accounting for Stock Issued to Employees", and related interpretations. Travelers continues to apply the APB 25 accounting guidance for these awards as Travelers elected to use the prospective recognition transition alternative of FAS 148. Under this method, compensation cost is measured at grant date based upon the market value of the underlying stock at the date of grant less any amount that the employee is required to pay and recognized ratably over the vesting period. For employee restricted stock awards, the awards are granted at the market value of the underlying stock on grant date and accordingly the market value of these awards is recognized as compensation expense ratably over the vesting period. For employee stock option awards, the awards are granted at an exercise price equal to the market value of the underlying common stock on the date of the grant and accordingly there has been no employee compensation expense recognized in earnings for the stock option awards granted prior to adoption of the FAS 123 fair value method of accounting on January 1, 2003.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, Continued

Additionally, in conjunction with the Citigroup Distribution in August 2002, Travelers issued replacement awards for Citigroup awards. These replacement awards were issued at the intrinsic value of each Citigroup option and the ratio of exercise price per share to the market value per share was not reduced. Accordingly there was no compensation cost recognized in earnings for these replacement awards.

In conjunction with and subsequent to the IPO in March 2002 and the Citigroup Distribution in August 2002, Travelers stock option awards provide for the purchase of Travelers class A common shares. Prior to 2002, the stock option awards provided for the purchase of Citigroup common stock. The following tables illustrate the effect on net income (loss) and earnings per share for each period indicated as if Travelers had applied the fair value recognition provisions of FAS 123 to all outstanding and unvested stock-based employee awards.

The 2003 and 2002 effect of applying the fair value based method to all outstanding and unvested stock-based employee awards in Travelers class A common shares is as follows:

(for the year ended December 31, in millions, except per share data)	2003	2002
Net income (loss), as reported	**$ 1,696.0**	$ (27.0)
Add: Stock-based employee compensation expense included in reported net income (loss), net of related tax effects [(1)]	**18.2**	17.0
Deduct: Stock-based employee compensation expense determined under fair value based method, net of related tax effects [(2)]	**(73.2)**	(96.1)
Net income (loss), pro forma	**$ 1,641.0**	$ (106.1)
Earnings per share		
Basic – as reported	**$ 1.69**	$ (0.03)
Basic – pro forma	**1.64**	(0.11)
Diluted – as reported	**1.68**	(0.03)
Diluted – pro forma	**1.63**	(0.11)

(1) Represents compensation expense on all restricted stock awards and on stock option awards granted after January 1, 2003.

(2) Includes the compensation expense added back in (1).

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, Continued

The 2001 effect of applying the fair value based method to all outstanding and unvested stock-based employee awards in Citigroup's common stock is as follows:

(for the year ended December 31, in millions, except per share data)		2001
Net income, as reported		$ 1,065.4
Add:	Stock-based employee compensation expense included in reported net income, net of related tax effects (1)	19.4
Deduct:	Stock-based employee compensation expense determined under fair value based method, net of related tax effects (2)	(68.1)
Net income, pro forma		$ 1,016.7
Earnings per share		
Basic and diluted – as reported		$ 1.39
Basic and diluted – pro forma		1.32

(1) Restricted stock compensation expense.
(2) Includes the restricted stock compensation expense added back in (1).

Earnings per Share (EPS)

EPS has been computed in accordance with Financial Accounting Standards No. 128, "Earnings per Share". Basic EPS is computed by dividing income available to common shareholders by the weighted average number of common shares outstanding during the period. The computation of diluted EPS reflects the effect of potentially dilutive outstanding employee stock-based awards, principally the incremental shares which are assumed to be issued under Travelers 2002 Incentive Plan. Excluded from the computation of diluted EPS were 38.6 million of potentially dilutive shares related to convertible junior subordinated notes because the contingency conditions for their issuance have not been satisfied. Shares for the years ended December 31, 2002 and 2001 have been adjusted to give effect to the recapitalization in March 2002, prior to the IPO, whereby the outstanding shares of common stock (1,500 shares) were changed into 269.0 million shares of class A common stock and 500.0 million shares of class B common stock.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, Continued

The following is a reconciliation of the income and share data used in the basic and diluted earnings per share computations:

(for the year ended December 31, in millions, except per share amounts)	2003	2002	2001
Income before cumulative effect of accounting changes	**$ 1,696.0**	$ 215.6	$ 1,062.2
Cumulative effect of accounting changes	**-**	(242.6)	3.2
Net income (loss) available to common shareholders for basic EPS (numerator)	**1,696.0**	(27.0)	1,065.4
Effect of dilutive securities	**-**	-	-
Net income (loss) available to common shareholders for diluted EPS (numerator)	**$ 1,696.0**	$ (27.0)	$ 1,065.4
Weighted average common shares outstanding applicable to basic EPS (denominator)	**1,002.0**	949.5	769.0
Effect of dilutive shares	**5.3**	1.7	-
Adjusted weighted average common shares outstanding applicable to diluted EPS (denominator)	**1,007.3**	951.2	769.0
Basic earnings per share			
Income before cumulative effect of accounting changes	**$ 1.69**	$ 0.23	$ 1.38
Cumulative effect of accounting changes	**-**	(0.26)	0.01
Net income (loss)	**$ 1.69**	$ (0.03)	$ 1.39
Diluted earnings per share			
Income before cumulative effect of accounting changes	**$ 1.68**	$ 0.23	$ 1.38
Cumulative effect of accounting changes	**-**	(0.26)	0.01
Net income (loss)	**$ 1.68**	$ (0.03)	$ 1.39

Derivative Financial Instruments

Travelers uses derivative financial instruments, including interest rate swaps, equity swaps, credit derivatives, options, forward contracts and financial futures, as a means of hedging exposure to interest rate, equity price change and foreign currency risk. Travelers insurance subsidiaries do not hold or issue derivative instruments for trading purposes. Travelers recognizes all derivatives, including certain derivative instruments embedded in other contracts, as either assets or liabilities in the consolidated balance sheet and measures those instruments at fair value. Where applicable, hedge accounting is used to account for derivatives. To qualify for hedge accounting, the changes in value of the derivative must be expected to substantially offset the changes in value of the hedged item. Hedges are monitored to ensure that there is a high correlation between the derivative instruments and the hedged investment. Derivatives that do not qualify for hedge accounting are marked to market with the changes in market value reflected in the consolidated statement of income.

Interest rate swaps, equity swaps, credit derivatives, options and forward contracts were not significant at December 31, 2003 and 2002.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, Continued

Nature of Operations

Travelers comprises two business segments: Commercial Lines and Personal Lines.

Commercial Lines

Commercial Lines offers a broad array of property and casualty insurance and insurance-related services. Protection is afforded to customers of Commercial Lines for the risks of property loss such as fire and windstorm, financial loss such as business interruption from property damage, liability claims arising from operations and workers' compensation benefits through insurance products where risk is transferred from the customer to Commercial Lines. Coverages include workers' compensation, general liability, commercial multi-peril, commercial automobile, property, fidelity and surety, professional liability, and several miscellaneous coverages.

Commercial Lines is organized into five marketing and underwriting groups, each of which focuses on a particular client base or product grouping to provide products and services that specifically address customers' needs. The Core marketing and underwriting groups include National Accounts, Commercial Accounts and Select Accounts, and Specialty includes Bond and Gulf.

National Accounts provides casualty products to large companies, with particular emphasis on workers' compensation, general liability and automobile liability. Products are marketed through national and regional brokers. Programs offered by National Accounts include risk management services, such as claims settlement, loss control and risk management information services, which are generally offered in connection with a large deductible or self-insured program, and risk transfer, which is typically provided through a guaranteed cost or retrospectively rated insurance policy. National Accounts also includes Travelers residual market business, which primarily offers workers' compensation products and services to the involuntary market.

Commercial Accounts serves primarily mid-sized businesses for casualty products and large, mid-sized and small businesses for property products. Commercial Accounts sells a broad range of property and casualty insurance products, with an emphasis on guaranteed cost products, through a large network of independent agents and brokers. Within Commercial Accounts Travelers has a specialty unit which primarily writes coverages for the transportation industry and has dedicated operations that exclusively target the construction industry, providing insurance and risk management services for virtually all areas of construction. These dedicated operations reflect Travelers focus on industry specialization.

Select Accounts serves small businesses. Select Accounts' products are generally guaranteed cost policies, often a packaged product covering property and liability exposures. The products are sold through independent agents.

Bond markets its products to national, mid-sized and small customers as well as individuals, and distributes them through both national and wholesale brokers, and retail agents and regional brokers. Bond's range of products includes fidelity and surety bonds, directors' and officers' liability insurance, errors and omissions insurance, professional liability insurance, employment practices liability insurance, fiduciary liability insurance, and other related coverages.

Gulf markets products to national, mid-sized and small customers, and distributes them through both wholesale brokers and retail agents. Gulf provides a broad range of specialty coverages, including management and professional liability, excess and surplus lines, environmental, umbrella and fidelity. Gulf also provides insurance products specifically designed for financial institutions, the entertainment industry and sports organizations.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, Continued

Net written premiums by market were as follows:

(for the year ended December 31, in millions)	2003	2002	2001
Core			
National Accounts	**$ 902.8**	$ 734.6	$ 418.9
Commercial Accounts	**3,725.7**	3,556.1	2,407.1
Select Accounts	**2,047.6**	1,869.5	1,713.2
Total Core	**6,676.1**	6,160.2	4,539.2
Specialty			
Bond	**780.5**	629.9	590.2
Gulf	**662.8**	579.4	608.2
Total Specialty	**1,443.3**	1,209.3	1,198.4
Total net written premiums	**$ 8,119.4**	$ 7,369.5	$ 5,737.6

Personal Lines

Personal Lines writes virtually all types of property and casualty insurance covering personal risks. The primary coverages in Personal Lines are automobile and homeowners insurance sold to individuals. These products are distributed through independent agents, sponsoring organizations such as employee and affinity groups, and joint marketing arrangements with other insurers.

Automobile policies provide coverage for liability to others for both bodily injury and property damage, and for physical damage to an insured's own vehicle from collision and various other perils. In addition, many states require policies to provide first-party personal injury protection, frequently referred to as no-fault coverage.

Homeowners policies are available for dwellings, condominiums, mobile homes and rental property contents. Protection against losses to dwellings and contents from a wide variety of perils is included in these policies, as well as coverage for liability arising from ownership or occupancy.

Net written premiums by product line were as follows:

(for the year ended December 31, in millions)	2003	2002	2001
Automobile	**$ 3,053.3**	$ 2,842.9	$ 2,590.7
Homeowners and other	**2,028.1**	1,732.1	1,517.2
Total net written premiums	**$ 5,081.4**	$ 4,575.0	$ 4,107.9

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, Continued

Catastrophe Exposure

Travelers has geographic exposure to catastrophe losses in certain areas of the country. Catastrophes can be caused by various natural and manmade events including hurricanes, windstorms, earthquakes, hail, severe winter weather, explosions and fires. The incidence and severity of catastrophes are inherently unpredictable. The extent of losses from a catastrophe is a function of both the total amount of insured exposure in the area affected by the event and the severity of the event. Most catastrophes are restricted to small geographic areas; however, hurricanes and earthquakes may produce significant damage in larger areas, especially those that are heavily populated. Travelers generally seeks to reduce its exposure to catastrophes through individual risk selection and the purchase of catastrophe reinsurance.

Travelers also has exposure to significant losses from terrorism, primarily in the commercial property and workers' compensation lines of business. On November 26, 2002, the Terrorism Risk Insurance Act of 2002 (the Terrorism Act) was enacted into Federal law and established a temporary Federal program in the Department of the Treasury that provides for a system of shared public and private compensation for insured losses resulting from acts of terrorism, committed by or on behalf of a foreign interest. In order for a loss to be covered under the Terrorism Act (i.e., subject losses), the loss must be the result of an event that is certified as an act of terrorism by the U.S. Secretary of Treasury. In the case of a war declared by Congress, only workers' compensation losses are covered by the Terrorism Act. The Terrorism Insurance Program (the Program) generally requires that all commercial property casualty insurers licensed in the U.S. participate in the Program. The Program became effective upon enactment and terminates on December 31, 2005. The amount of compensation paid to participating insurers under the Program is 90% of subject losses, after an insurer deductible, subject to an annual cap. The deductible under the Program was 7% for 2003 and is 10% for 2004 and 15% for 2005. In each case, the deductible percentage is applied to the insurer's direct earned premiums from the calendar year immediately preceding the applicable year. The Program also contains an annual cap that limits the amount of subject losses to $100 billion aggregate per program year. Once subject losses have reached the $100 billion aggregate during a program year, there is no additional reimbursement from the U.S. Treasury and an insurer that has met its deductible for the program year is not liable for any losses (or portion thereof) that exceed the $100 billion cap. Travelers deductible under this federal program is $927.7 million for 2004. Travelers had no terrorism-related losses in 2003.

2. MERGERS, ACQUISITIONS AND DISPOSITIONS

On November 16, 2003, Travelers entered into an agreement (the merger agreement) and plan of merger (the merger) with The St. Paul Companies, Inc. (SPC). The transaction will be treated as a purchase business combination by Travelers of SPC under GAAP. In this merger, the acquired entity (SPC) will issue the equity interests, and this business combination meets the criteria of a reverse acquisition. Each share of TPC class A and class B common stock will be exchanged for 0.4334 of a share of SPC common stock. The transaction is subject to customary closing conditions, including the approval by the shareholders of both companies as well as certain regulatory approvals. A special shareholder meeting to consider and to vote upon the merger has been scheduled for March 19, 2004. The transaction is expected to close in the second quarter of 2004.

2. MERGERS, ACQUISITIONS AND DISPOSITIONS, Continued

On August 1, 2002, Commercial Insurance Resources, Inc. (CIRI), a subsidiary of Travelers and the holding company for the Gulf Insurance Group (Gulf), completed its previously announced transaction with a group of outside investors and senior employees of Gulf. Capital investments made by the investors and employees included 9.7 million shares of mandatorily convertible preferred stock for a purchase price of $8.83 per share, $49.7 million of convertible notes and .4 million common shares for a purchase price of $8.83 per share, representing a 24% ownership interest, on a fully diluted basis. The dividend rate on the preferred stock is 6.0%. The interest rate on the notes is 6.0% payable on an interest-only basis. The notes mature on December 31, 2032. Trident II, L.P., Marsh & McLennan Capital Professionals Fund, L.P., Marsh & McLennan Employees' Securities Company, L.P. and Trident Gulf Holding, LLC (collectively, Trident) invested $125.0 million, and a group of approximately 75 senior employees of Gulf invested $14.2 million. Fifty percent of the Gulf senior employees' investment was financed by CIRI. This financing is collateralized by the CIRI securities purchased and is forgivable if Trident achieves certain investment returns. The applicable agreements provide for registration rights and transfer rights and restrictions and other matters customarily addressed in agreements with minority investors. Gulf's results, net of minority interest, are included in the Commercial Lines segment.

On October 1, 2001, Travelers paid $329.5 million to Citigroup for The Northland Company and its subsidiaries and Associates Lloyds Insurance Company. These entities had a combined net book value of $572.1 million. The excess of this net book value over the purchase price was reflected as a contribution to Travelers. In addition, on October 3, 2001, the capital stock of Associates Insurance Company, with a net book value of $356.5 million, was contributed to Travelers. These acquisitions were accounted for as transfers of net assets between entities under common control. The prior period financial statements were not restated due to immateriality.

3. SEGMENT INFORMATION

Travelers comprises two reportable business segments: Commercial Lines and Personal Lines. See note 1 – Nature of Operations for a discussion of the Commercial Lines and Personal Lines segments.

The accounting policies used to generate the following segment data are the same as those described in the summary of significant accounting policies in note 1. The amount of investments in equity method investees and total expenditures for additions to long-lived assets other than financial instruments were not significant.

3. SEGMENT INFORMATION, Continued

(at and for the year ended December 31, in millions)	Commercial Lines	Personal Lines	Total Reportable Segments
2003			
Revenues			
Premiums	**$ 7,722.8**	**$ 4,822.6**	**$ 12,545.4**
Net investment income	**1,506.9**	**361.1**	**1,868.0**
Fee income	**560.0**	**-**	**560.0**
Other revenues	**40.7**	**85.2**	**125.9**
Total operating revenues	**$ 9,830.4**	**$ 5,268.9**	**$ 15,099.3**
Amortization and depreciation	**$ 1,240.8**	**$ 810.4**	**$ 2,051.2**
Federal income taxes	**377.1**	**221.5**	**598.6**
Operating income	**1,295.0**	**492.5**	**1,787.5**
Assets	**54,665.2**	**9,907.5**	**64,572.7**
2002			
Revenues			
Premiums	$ 6,801.2	$ 4,354.1	$ 11,155.3
Net investment income	1,495.3	384.7	1,880.0
Fee income	454.9	-	454.9
Recoveries from former affiliate	520.0	-	520.0
Other revenues	32.1	80.1	112.2
Total operating revenues	$ 9,303.5	$ 4,818.9	$ 14,122.4
Amortization and depreciation	$ 1,112.2	$ 739.4	$ 1,851.6
Federal income taxes (benefit)	(543.3)	127.0	(416.3)
Operating income (loss)	(125.8)	346.9	221.1
Assets	54,782.8	8,842.5	63,625.3
2001			
Revenues			
Premiums	$ 5,447.0	$ 3,963.9	$ 9,410.9
Net investment income	1,616.3	410.2	2,026.5
Fee income	347.4	-	347.4
Other revenues	41.4	73.3	114.7
Total operating revenues	$ 7,452.1	$ 4,447.4	$ 11,899.5
Amortization and depreciation	$ 954.0	$ 695.3	$ 1,649.3
Federal income taxes	302.6	97.0	399.6
Operating income	752.2	241.0	993.2
Assets	48,234.7	8,369.3	56,604.0

Operating income (loss) equals net income (loss) excluding the after-tax impact of net realized investment gains (losses) and cumulative effect of changes in accounting principles. For 2002 and prior, operating income also excludes non-recurring restructuring charges related to periods prior to the spin-off from Citigroup.

3. SEGMENT INFORMATION, Continued

Business Segment Reconciliations

(at and for the year ended December 31, in millions)	2003	2002	2001
Revenue reconciliation			
Earned premiums			
Commercial Lines:			
Commercial multi-peril	**$ 2,256.8**	$ 1,956.7	$ 1,686.4
Workers' compensation	**1,238.0**	1,009.8	1,017.1
Commercial automobile	**1,424.6**	1,310.3	920.9
Property	**1,113.9**	1,066.6	742.7
Fidelity and surety	**587.9**	498.8	466.5
General liability	**1,101.6**	959.0	613.4
Total Commercial Lines	**7,722.8**	6,801.2	5,447.0
Personal Lines:			
Automobile	**2,954.5**	2,737.0	2,490.6
Homeowners and other	**1,868.1**	1,617.1	1,473.3
Total Personal Lines	**4,822.6**	4,354.1	3,963.9
Total earned premiums	**12,545.4**	11,155.3	9,410.9
Net investment income	**1,868.0**	1,880.0	2,026.5
Fee income	**560.0**	454.9	347.4
Recoveries from former affiliates	**-**	520.0	-
Other revenues	**125.9**	112.2	114.7
Total operating revenues for reportable segments	**15,099.3**	14,122.4	11,899.5
Interest Expense and Other	**1.9**	.6	8.5
Net realized investment gains	**38.0**	146.7	322.5
Total consolidated revenues	**$ 15,139.2**	$ 14,269.7	$ 12,230.5
Income reconciliation, net of tax and minority interest			
Total operating income for reportable segments	**$ 1,787.5**	$ 221.1	$ 993.2
Interest Expense and Other [1]	**(112.2)**	(102.9)	(137.5)
Total operating income	**1,675.3**	118.2	855.7
Net realized investment gains	**20.7**	99.0	209.9
Cumulative effect of changes in accounting principles	**-**	(242.6)	3.2
Restructuring charge	**-**	(1.6)	(3.4)
Total consolidated net income (loss)	**$ 1,696.0**	$ (27.0)	$ 1,065.4
Asset reconciliation			
Total assets for reportable segments	**$ 64,572.7**	$ 63,625.3	$ 56,604.0
Other assets [2]	**299.3**	512.2	1,173.8
Total consolidated assets	**$ 64,872.0**	$ 64,137.5	$ 57,777.8

(1) The primary component of Interest Expense and Other is after-tax interest expense of $104.9 million, $99.6 million and $133.2 million in 2003, 2002 and 2001, respectively.

(2) Other assets consist primarily of goodwill in 2003 and 2002, a receivable under the Citigroup indemnification agreement in 2002, and the investment in CitiInsurance in 2001.

3. SEGMENT INFORMATION, Continued

Enterprise-Wide Disclosures

Revenues from internal customers, foreign revenues and foreign assets are not significant. Travelers does not have revenue from transactions with a single customer amounting to 10 percent or more of its revenues.

4. INVESTMENTS

Fixed Maturities

The amortized cost and fair value of investments in fixed maturities classified as available for sale were as follows:

(at December 2003, in millions)	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Mortgage-backed securities - CMOs and pass-through securities	**$ 7,497.4**	**$ 248.4**	**$ 8.5**	**$ 7,737.3**
U.S. Treasury securities and obligations of U.S. Government and government agencies and authorities	**1,343.1**	**41.1**	**.2**	**1,384.0**
Obligations of states, municipalities and political subdivisions	**14,616.1**	**813.5**	**2.3**	**15,427.3**
Debt securities issued by foreign governments	**242.7**	**15.6**	**2.1**	**256.2**
All other corporate bonds	**7,537.2**	**475.0**	**26.8**	**7,985.4**
Redeemable preferred stock	**241.8**	**15.6**	**2.1**	**255.3**
Total	**$ 31,478.3**	**$ 1,609.2**	**$ 42.0**	**$ 33,045.5**

(at December 2002, in millions)	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Mortgage-backed securities - CMOs and pass-through securities	$ 8,595.4	$ 346.6	$ 1.5	$ 8,940.5
U.S. Treasury securities and obligations of U.S. Government and government agencies and authorities	1,034.8	62.0	-	1,096.8
Obligations of states, municipalities and political subdivisions	12,664.4	631.9	10.3	13,286.0
Debt securities issued by foreign governments	258.2	19.9	1.7	276.4
All other corporate bonds	6,093.9	342.8	245.8	6,190.9
Redeemable preferred stock	231.1	5.6	24.1	212.6
Total	$ 28,877.8	$ 1,408.8	$ 283.4	$ 30,003.2

The amortized cost and fair value of fixed maturities by contractual maturity follow. Actual maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

4. INVESTMENTS, Continued

(at December 31, 2003, in millions)	Amortized Cost	Fair Value
Due in one year or less	$ 1,282.4	$ 1,301.3
Due after 1 year through 5 years	5,047.4	5,256.2
Due after 5 years through 10 years	7,260.5	7,715.2
Due after 10 years	10,390.6	11,035.5
	23,980.9	25,308.2
Mortgage-backed securities	7,497.4	7,737.3
Total	$ 31,478.3	$ 33,045.5

Travelers makes investments in collateralized mortgage obligations (CMOs). CMOs typically have high credit quality, offer good liquidity, and provide a significant advantage in yield and total return compared to U.S. Treasury securities. Travelers investment strategy is to purchase CMO tranches which offer the most favorable return given the risks involved. One significant risk evaluated is prepayment sensitivity. This drives the investment process to generally favor prepayment protected CMO tranches including planned amortization classes and last cash flow tranches. Travelers does invest in other types of CMO tranches if a careful assessment indicates a favorable risk/return tradeoff. Travelers does not purchase residual interests in CMOs.

At December 31, 2003 and 2002, Travelers held CMOs classified as available for sale with a fair value of $3.932 billion and $4.120 billion, respectively. Approximately 46% and 58% of Travelers CMO holdings are fully collateralized by GNMA, FNMA or FHLMC securities at December 31, 2003 and 2002, respectively. In addition, Travelers held $3.802 billion and $4.815 billion of GNMA, FNMA, FHLMC or FHA mortgage-backed pass-through securities classified as available for sale at December 31, 2003 and 2002, respectively. Virtually all of these securities are rated Aaa.

At December 31, 2003 and 2002, $561.6 million and $580.5 million, respectively, of securities were on loan for which cash collateral was received. There were not any securities on loan under tri-party lending agreements at December 31, 2003 and 2002. At December 31, 2003, $134.8 million of securities were subject to dollar-roll repurchase agreements. There were not any securities subject to such agreements at December 31, 2002.

Proceeds from sales of fixed maturities classified as available for sale were $8.343 billion, $12.519 billion and $14.469 billion in 2003, 2002 and 2001, respectively. Gross gains of $281.7 million, $570.9 million and $599.3 million and gross losses of $147.2 million, $148.4 million and $158.6 million, respectively, were realized on those sales.

At December 31, 2003 and 2002, TPC's insurance subsidiaries had $2.373 billion and $2.052 billion, respectively, of securities on deposit at financial institutions in certain states pursuant to the respective states' insurance regulatory authorities.

4. INVESTMENTS, Continued

Equity Securities

The cost and fair value of investments in equity securities were as follows:

		Gross Unrealized		Fair
(at December 31, 2003, in millions)	Cost	Gains	Losses	Value
Common stocks	$ 70.9	$ 18.8	$ 1.0	$ 88.7
Nonredeemable preferred stocks	601.4	52.8	10.3	643.9
Total	$ 672.3	$ 71.6	$ 11.3	$ 732.6
(at December 31, 2002, in millions)				
Common stocks	$ 57.4	$ 4.0	$ 11.3	$ 50.1
Nonredeemable preferred stocks	804.5	24.6	27.7	801.4
Total	$ 861.9	$ 28.6	$ 39.0	$ 851.5

Proceeds from sales of equity securities were $254.1 million, $127.2 million and $469.7 million in 2003, 2002 and 2001, respectively, resulting in gross realized gains of $21.7 million, $18.1 million and $61.1 million and gross realized losses of $9.2 million, $13.7 million and $33.4 million, respectively.

Impairments

An investment in a fixed maturity or equity security which is available for sale is impaired if its fair value falls below its book value and the decline is considered to be other-than-temporary. Factors considered in determining whether a decline is other-than-temporary include the length of time and the extent to which fair value has been below cost; the financial condition and near-term prospects of the issuer; and Travelers ability and intent to hold the investment for a period of time sufficient to allow for any anticipated recovery. Additionally, for certain securitized financial assets with contractual cash flows (including asset-back securities), EITF 99-20 requires Travelers to periodically update its best estimate of cash flows over the life of the security. If management determines that the fair value of its securitized financial asset is less than its carrying amount and there has been a decrease in the present value of the estimated cash flows since the last revised estimate, considering both timing and amount, then an other-than-temporary impairment is recognized. A debt security is impaired if it is probable that Travelers will not be able to collect all amounts due under the security's contractual terms. Equity investments are impaired when it becomes apparent that Travelers will not recover its cost over the expected holding period. Further, for securities expected to be sold, an other-than-temporary impairment charge is recognized if Travelers does not expect the fair value of a security to recover the cost prior to the expected date of sale.

4. INVESTMENTS, Continued

Travelers process for reviewing invested assets for impairments during any quarter includes the following:

- Identification and evaluation of investments which have possible indications of impairment;
- Analysis of investments with gross unrealized investment losses that have fair values less than 80% of amortized cost during successive quarterly periods over a rolling one-year period;
- Review of investment advisor(s) recommendations for other-than-temporary impairments based on the investee's current financial condition, liquidity, near-term recovery prospects and other factors, as well as consideration of other investments that were not recommended for other-than-temporary impairments;
- Discussion of evidential matter, including an evaluation of factors or triggers that would or could cause individual investments to qualify as having other-than-temporary impairments and those that would not support other-than-temporary impairment;
- Determination of the status of each analyzed investment as other-than-temporary or not, with documentation of the rationale for the decision.

The gross unrealized investment losses and related fair value for fixed maturities and equity securities available for sale at December 31, 2003 were as follows:

	Less than 12 months		12 months or longer		Total	
(at December 31, 2003, in millions)	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses
Fixed maturities						
Mortgage-backed securities-CMOs and pass-through securities	$ 1,286.4	$ 8.5	$ .8	$ -	$1,287.2	$ 8.5
U.S. Treasury securities and obligations of U.S. Government and government agencies and authorities	111.2	.2	-	-	111.2	.2
Obligations of states, municipalities and political subdivisions	235.5	1.8	19.8	.5	255.3	2.3
Debt securities issued by foreign governments	63.0	2.1	.3	-	63.3	2.1
All other corporate bonds	1,497.6	17.2	102.4	9.6	1,600.0	26.8
Redeemable preferred stock	15.4	.4	22.6	1.7	38.0	2.1
Total fixed maturities	3,209.1	30.2	145.9	11.8	3,355.0	42.0
Equity securities						
Common stocks	4.6	.2	5.6	.8	10.2	1.0
Nonredeemable preferred stocks	21.2	.6	34.2	9.7	55.4	10.3
Total equity securities	25.8	.8	39.8	10.5	65.6	11.3
Total temporarily impaired securities	$ 3,234.9	$ 31.0	$ 185.7	$ 22.3	$3,420.6	$ 53.3

4. INVESTMENTS, Continued

Impairment charges included in net realized investment gains (losses) were as follows:

(for the year ended December 31, in millions)	2003	2002	2001
Fixed maturities	**$ 65.4**	$ 255.0	$ 109.7
Equity securities	**5.9**	8.5	35.8
Real estate and other	**18.9**	20.6	.7
Total	**$ 90.2**	$ 284.1	$ 146.2

Mortgage Loans

Aggregate annual maturities on mortgage loans are $28.8 million, $7.7 million, $14.4 million, $38.6 million, $19.8 million and $101.5 million for 2004, 2005, 2006, 2007, 2008 and 2009 and thereafter, respectively. There are no mortgage loans that are past due.

Underperforming mortgage loans, which include delinquent loans, loans in the process of foreclosure and loans modified at interest rates below market, were $30.7 million at December 31, 2003. There were no underperforming mortgage loans at December 31, 2002.

Concentrations

At December 31, 2003 and 2002, Travelers had concentrations of credit risk in tax-exempt investments of the State of Texas of $1.540 billion and $1.386 billion, respectively, and of the State of New York of $1.350 billion and $1.269 billion, respectively.

Included in fixed maturities are below investment grade assets totaling $2.057 billion and $1.945 billion at December 31, 2003 and 2002, respectively. Travelers defines its below investment grade assets as those securities rated below investment grade by external rating agencies, or the equivalent by Travelers investment advisors when a public rating does not exist. Such assets include publicly traded below investment grade bonds and certain other privately issued bonds that are classified as below investment grade loans.

Travelers monitors creditworthiness of counterparties to financial instruments by using controls that include credit approvals, limits and other monitoring procedures.

Net Investment Income

(for the year ended December 31, in millions)	2003	2002	2001
Gross investment income			
Fixed maturities	**$ 1,526.6**	$ 1,629.8	$ 1,657.3
Mortgage loans	**25.7**	26.8	28.3
Other, including trading	**371.4**	280.6	394.6
	1,923.7	1,937.2	2,080.2
Investment expenses	**54.9**	56.7	46.2
Net investment income	**$ 1,868.8**	$ 1,880.5	$ 2,034.0

4. INVESTMENTS, Continued

Net Realized and Unrealized Investment Gains (Losses)

Net realized investment gains (losses) for the periods were as follows:

(for the year ended December 31, in millions)	2003	2002	2001
Net realized investment gains (losses)			
Fixed maturities	**$ 69.1**	$ 167.5	$ 331.0
Equity securities	**6.6**	(4.1)	(8.1)
Other	**(37.7)**	(16.7)	(.4)
Net realized investment gains	**$ 38.0**	$ 146.7	$ 322.5

Changes in net unrealized gains (losses) on investment securities that are included as a separate component of accumulated other changes in equity from nonowner sources were as follows:

(at and for the year ended December 31, in millions)	2003	2002	2001
Change in net unrealized investments gains (losses)			
Fixed maturities	**$ 441.8**	$ 735.6	$ (279.0)
Equity securities	**70.7**	(14.0)	47.0
	512.5	721.6	(232.0)
Related taxes	**183.0**	249.4	(81.1)
Minority interest	**(.8)**	3.2	-
Change in net unrealized gains (losses) on investment securities	**328.7**	475.4	(150.9)
Balance, beginning of year	**731.6**	256.2	407.1
Balance, end of year	**$ 1,060.3**	$ 731.6	$ 256.2

5. INTANGIBLE ASSETS

During the third quarter of 2003, Travelers purchased the renewal rights to Royal & SunAlliance USA Inc.'s commercial lines national accounts, middle market and marine businesses, and standard and preferred personal lines businesses. Also in the third quarter of 2003, Travelers purchased renewal rights to the majority of Atlantic Mutual's commercial lines inland marine and ocean cargo businesses written by Atlantic Mutual's Marine Division. The minimum purchase price for both transactions, which has been paid, was $48.0 million. The final purchase price, currently estimated to be $84.5 million, is dependent on the level of business renewed by Travelers. Travelers recorded customer-related intangible assets of $79.5 million and a marketing-related intangible asset of $5.0 million related to these transactions. These intangible assets are estimated to have useful lives of 5 years.

5. INTANGIBLE ASSETS, Continued

Travelers had customer-related intangible assets with a gross carrying amount of $555.1 million and $470.6 million as of December 31, 2003 and 2002, respectively, and with accumulated amortization of $133.1 million and $90.8 million as of December 31, 2003 and 2002, respectively, which are included in other assets in the consolidated balance sheet. Amortization expense was $42.2 million, $35.4 million and $34.5 million for the years ended December 31, 2003, 2002 and 2001, respectively. Intangible assets amortization expense is estimated to be $50.6 million, $48.1 million, $47.0 million, $47.0 million and $41.6 million in 2004, 2005, 2006, 2007 and 2008, respectively.

6. REINSURANCE

Travelers participates in reinsurance in order to limit losses, minimize exposure to large risks, provide additional capacity for future growth and to effect business-sharing arrangements. In addition, Travelers assumes 100% of the workers' compensation premiums written by the Accident Department of its former affiliate, The Travelers Insurance Company (TIC). Travelers is also a member of and participates as a servicing carrier for several pools and associations.

Reinsurance is placed on both a quota-share and excess of loss basis. Ceded reinsurance arrangements do not discharge Travelers as the primary insurer, except for cases involving a novation.

Certain of the assumed reinsurance contracts that Travelers has entered into with non-affiliated companies on an excess of loss basis do not transfer insurance risk. These contracts are accounted for using deposit accounting and are included in other liabilities in the consolidated balance sheet and totaled $325.2 million and $274.4 million at December 31, 2003 and 2002, respectively.

6. REINSURANCE, Continued

A summary of reinsurance financial data reflected within the consolidated statement of income is presented below:

(for the year ended December 31, in millions)	2003	2002	2001
Written premiums			
Direct	**$ 14,976.6**	$ 13,468.3	$ 10,995.3
Assumed from:			
Formerly affiliated companies	**(1.7)**	82.9	143.7
Non-affiliated companies	**499.8**	524.0	529.4
Ceded to:			
Formerly affiliated companies	**(111.3)**	(118.4)	(120.0)
Non-affiliated companies	**(2,162.6)**	(2,012.3)	(1,702.9)
Total net written premiums	**$ 13,200.8**	$ 11,944.5	$ 9,845.5
Earned premiums			
Direct	**$ 14,323.8**	$ 12,525.1	$ 10,460.1
Assumed from:			
Formerly affiliated companies	**20.8**	109.3	181.1
Non-affiliated companies	**477.4**	562.1	596.0
Ceded to:			
Formerly affiliated companies	**(120.5)**	(116.1)	(113.0)
Non-affiliated companies	**(2,156.1)**	(1,925.1)	(1,713.3)
Total net earned premiums	**$ 12,545.4**	$ 11,155.3	$ 9,410.9
Percentage of amount assumed to net earned	**4.0%**	6.0%	8.3%
Ceded claims incurred	**$ 2,333.4**	$ 2,111.6	$ 1,844.5

6. REINSURANCE, Continued

Reinsurance recoverables, net of valuation allowance, include amounts recoverable on unpaid and paid claims and were as follows:

(at December 31, in millions)	2003	2002
Pools and associations	**$ 2,203.7**	$ 2,094.9
Structured settlements:		
Non-affiliated companies	**1,551.6**	1,563.9
Formerly affiliated companies:		
Property-casualty business	**760.6**	810.4
Accident and health business	**98.4**	107.6
Other:		
Non-affiliated companies	**6,557.0**	6,398.8
Formerly affiliated companies	**2.6**	1.9
Total reinsurance recoverables	**$ 11,173.9**	$ 10,977.5

In 1996, Lloyd's of London (Lloyd's) restructured its operations with respect to claims for years prior to 1993 and reinsured these into Equitas Limited (Equitas). Amounts recoverable from unaffiliated insurers at December 31, 2003 and 2002 include $269.1 million and $296.5 million, respectively, recoverable from Equitas. The outcome of the restructuring of Lloyd's continues to be uncertain and the impact, if any, on collectibility of amounts recoverable by Travelers from Equitas cannot be quantified at this time. It is possible that an unfavorable impact on collectibility could have a material adverse effect on Travelers results of operations in a future period. However, in the opinion of Travelers management, it is not likely that the outcome could have a material adverse effect on Travelers financial condition or liquidity.

Travelers reports its reinsurance recoverables net of an allowance for estimated uncollectible reinsurance recoverables. The allowance is based upon Travelers ongoing review of amounts outstanding, length of collection periods, amounts in dispute, changes in reinsurer credit standing, and other relevant factors. Amounts deemed to be uncollectible, including amounts due from known insolvent reinsurers, are written off and charged against the allowance for estimated uncollectible reinsurance recoverables. Any subsequent collections of amounts previously written off are reported as part of underwriting results.

The allowance for estimated uncollectible reinsurance recoverables was $386.4 million and $329.1 million at December 31, 2003 and 2002, respectively.

7. INSURANCE CLAIMS RESERVES

Claims and claim adjustment expense reserves were as follows:

(at December 31, in millions)	2003	2002
Property-casualty	**$ 34,474.2**	$ 33,628.4
Accident and health	**98.4**	107.6
Total	**$ 34,572.6**	$ 33,736.0

7. INSURANCE CLAIMS RESERVES, Continued

The table below is a reconciliation of beginning and ending property casualty reserve balances for claims and claim adjustment expenses.

(at and for the year ended December 31, in millions)	2003	2002	2001
Claims and claim adjustment expense reserves at beginning of year	**$ 33,628.4**	$ 30,616.5	$ 28,312.0
Less reinsurance recoverables on unpaid losses	**10,360.3**	10,419.2	8,878.1
Net balance at beginning of year	**23,268.1**	20,197.3	19,433.9
Provision for claims and claim adjustment expenses for claims arising in the current year	**8,554.1**	7,872.1	7,600.6
Estimated claims and claim adjustment expenses for claims arising in prior years	**390.0**	3,031.0	(41.0)
Acquisitions	**-**	-	622.7
Total increases	**8,944.1**	10,903.1	8,182.3
Claims and claim adjustment expense payments for claims arising in:			
Current year	**2,987.3**	2,814.3	3,044.9
Prior years	**5,170.0**	5,018.0	4,374.0
Total payments	**8,157.3**	7,832.3	7,418.9
Net balance at end of year	**24,054.9**	23,268.1	20,197.3
Plus reinsurance recoverables on unpaid losses	**10,419.3**	10,360.3	10,419.2
Claims and claim adjustment expense reserves at end of year	**$ 34,474.2**	$ 33,628.4	$ 30,616.5

The increase in the claims and claim adjustment expense reserves in 2003 from 2002 was primarily due to net prior year reserve strengthening, principally in Commercial Lines, and growth in business volume in both Commercial Lines and Personal Lines. Partially offsetting the above were net payments of $607.0 million in 2003 for asbestos and environmental claims.

The increase in the claims and claim adjustment expense reserves in 2002 from 2001 was primarily due to the strengthening of Travelers asbestos reserves, principally in connection with Travelers asbestos reserve study completed in fourth quarter 2002. Partially offsetting the above were net payments of $521.7 million in 2002 for asbestos and environmental claims.

7. INSURANCE CLAIMS RESERVES, Continued

In 2003, estimated claims and claim adjustment expenses for claims arising in prior years was a net unfavorable development of $390.0 million. This included $548.7 million of net unfavorable development which impacted results of operations, primarily due to unfavorable development of $521.1 million related to reserve strengthening at Gulf Insurance, a majority-owned subsidiary that writes specialty insurance. Claims arising in prior years for 2003 also included unfavorable development of $115.0 million related to American Equity, an operation that was placed in run-off in the second quarter of 2002 and $59.8 million related to environmental claims. This was partially offset by net favorable development in other Commercial Lines businesses, principally property coverages, in which Travelers has experienced lower non-catastrophe-related claim frequency. In addition, Personal Lines had a $162.0 million net prior year reserve development benefit in 2003 principally due to continued reduced levels of non-catastrophe claim frequency in both homeowners and non-bodily injury automobile businesses and a $50.0 million reduction in reserves held related to the terrorist attack on September 11, 2001. In 2003, estimated claims and claim adjustment expenses for claims arising in prior years included $42.4 million of net favorable loss development on Commercial Lines loss sensitive policies in various lines; however, since the business to which it relates is subject to premium adjustments, there is no impact on results of operations. For each of the years ended December 31, 2003, 2002 and 2001, changes in allocations between policy years of loss adjustment expenses, pursuant to regulatory reporting requirements, are included in claims and claim adjustment expenses for claims arising in prior years and did not impact results of operations.

In 2002, estimated claims and claim adjustment expenses for claims arising in prior years was a net unfavorable development of $3.031 billion. This included $3.132 billion of net unfavorable development which impacted results of operations primarily due to unfavorable development of $2.945 billion related to asbestos. Claims arising in prior years for 2002 also included unfavorable development of $150.1 million related to environmental claims and favorable development of $100.1 million related to cumulative injury claims. In addition, estimated claims and claim adjustment expenses for claims arising in prior years included net unfavorable development, primarily related to certain Commercial Lines coverages, predominantly in assumed reinsurance specialty businesses, partially offset by favorable development in Commercial Lines workers' compensation and Personal Lines automobile. In 2002, estimated claims and claim adjustment expenses for claims arising in prior years included $71.2 million of net favorable loss development on Commercial Lines loss sensitive policies in various lines; however, since the business to which it relates is subject to premium adjustments, there is no impact on results of operations.

In 2001, estimated claims and claim adjustment expenses for claims arising in prior years was a net favorable development of $41.0 million which included $14.4 million of net favorable development which impacted results of operations, primarily related to certain Commercial Lines coverages. The $14.4 million includes favorable development in commercial multi-peril and other claim adjustment expenses partially offset by unfavorable development in general liability, commercial auto liability and specialty businesses. Included in the net unfavorable development in Commercial Lines general liability was $188.8 million for asbestos claims and $45.7 million for environmental claims partly reduced by favorable development of $44.9 million for cumulative injury claims. In addition, estimated claims and claim adjustment expenses for claims arising in prior years included net favorable loss development of $43.0 million on Commercial Lines loss sensitive policies in various lines; however, since the business to which it relates is subject to premium adjustments, there is no impact on results of operations.

The claims and claim adjustment expense reserves included $3.267 billion and $3.790 billion for asbestos and environmental-related claims, net of reinsurance, at December 31, 2003 and 2002, respectively.

7. INSURANCE CLAIMS RESERVES, Continued

It is difficult to estimate the reserves for asbestos and environmental-related claims due to the vagaries of court coverage decisions, plaintiffs' expanded theories of liability, the risks inherent in major litigation and other uncertainties, including without limitation, those which are set forth below.

Because each policyholder presents different liability and coverage issues, Travelers generally evaluates the exposure presented by each policyholder on a policyholder-by-policyholder basis. In the course of this evaluation, Travelers considers: available insurance coverage, including the role of any umbrella or excess insurance Travelers has issued to the policyholder; limits and deductibles; an analysis of each policyholder's potential liability; the jurisdictions involved; past and anticipated future claim activity and loss development on pending claims; past settlement values of similar claims; allocated claim adjustment expense; potential role of other insurance; the role, if any, of non-asbestos claims or potential non-asbestos claims in any resolution process; and applicable coverage defenses or determinations, if any, including the determination as to whether or not an asbestos claim is a products/completed operation claim subject to an aggregate limit and the available coverage, if any, for that claim. When the gross ultimate exposure for indemnity and related claim adjustment expense is determined for a policyholder, Travelers calculates, by each policy year, a ceded reinsurance projection based on any applicable facultative and treaty reinsurance, as well as past ceded experience. Adjustments to the ceded projections also occur due to actual ceded claim experience and reinsurance collections. Conventional actuarial methods are not utilized to establish asbestos reserves. Travelers evaluations have not resulted in any data from which a meaningful average asbestos defense or indemnity payment may be determined.

With respect to asbestos exposures, Travelers also compares its historical direct and net loss and expense paid experience, year-by-year, to assess any emerging trends, fluctuations or characteristics suggested by the aggregate paid activity. As anticipated, losses paid have increased in 2003 compared to prior years. There has been acceleration in the amount of payments, including those from prior settlements of coverage disputes entered into between Travelers and certain of its policyholders. For the years ended December 31, 2003 and 2002, approximately 57% and 54%, respectively, of total paid losses relate to policyholders with whom Travelers previously entered into settlement agreements that limit Travelers liability. Net asbestos paid losses were $451.8 million and $361.1 million for the years ended December 31, 2003 and 2002, respectively, reflective of the items previously described.

At December 31, 2003, asbestos reserves, net of reinsurance, were $2.977 billion, a decrease of $427.6 million compared to $3.404 billion as of December 31, 2002. The decrease is reflective of the $451.8 million of payments made during the course of 2003, partly offset by accretion of discounts of $24.2 million on reserves for certain policyholders with structured agreements. Other than accretion of discounts, there were no additions to asbestos reserves in 2003 compared to an addition of $2.945 billion in 2002.

At December 31, 2002, asbestos reserves were $3.404 billion compared to $820.4 million as of December 31, 2001. Net incurred losses and loss adjustment expenses were $2.945 billion for 2002 compared to $188.8 million for 2001. The increase in reserves was based on Travelers analysis of asbestos claims and litigation trends. As part of a periodic, ground-up study of asbestos reserves, Travelers studied the implications of these and other significant developments, with special attention to major asbestos defendants and non-products claims alleging that Travelers coverage obligations are not subject to aggregate limits. In addition, Travelers management expanded its historical methodology in response to recent trends. This included further categorization of policyholders, conducting a detailed examination of recent claim activity from policyholders reporting claims for the first time, and conducting a detailed review of past settlements.

7. INSURANCE CLAIMS RESERVES, Continued

In establishing environmental reserves, Travelers evaluates the exposure presented by each policyholder and the anticipated cost of resolution, if any. In the course of this analysis, Travelers considers the probable liability, available coverage, relevant judicial interpretations and historical value of similar exposures. In addition, Travelers considers the many variables presented, such as the nature of the alleged activities of the policyholder at each site; the allegations of environmental harm at each site; the number of sites; the total number of potentially responsible parties at each site; the nature of environmental harm and the corresponding remedy at each site; the nature of government enforcement activities at each site; the ownership and general use of each site; the overall nature of the insurance relationship between Travelers and the policyholder, including the role of any umbrella or excess insurance Travelers has issued to the policyholder; the involvement of other insurers; the potential for other available coverage, including the number of years of coverage; the role, if any, of non-environmental claims or potential non-environmental claims, in any resolution process; and the applicable law in each jurisdiction. Conventional actuarial techniques are not used to estimate these reserves. Net environmental losses paid were $155.2 million, $160.6 million and $207.6 million for the years ended December 31, 2003, 2002 and 2001, respectively.

As a result of the processes and procedures described above, management believes that the reserves carried for asbestos and environmental claims at December 31, 2003 are appropriately established based upon known facts, current law and management's judgment. However, the uncertainties surrounding the final resolution of these claims continue, and it is presently not possible to estimate the ultimate exposure for asbestos and environmental claims and related litigation. As a result, the reserve is subject to revision as new information becomes available or as information is reevaluated in light of evolving circumstances. The continuing uncertainties include, without limitation, the risks and lack of predictability inherent in major litigation, any impact from the bankruptcy protection sought by various asbestos producers and other asbestos defendants, a further increase or decrease in asbestos and environmental claims which cannot now be anticipated, the role of any umbrella or excess policies Travelers has issued, the resolution or adjudication of some disputes pertaining to the amount of available coverage for asbestos claims in a manner inconsistent with Travelers previous assessment of these claims, the number and outcome of direct actions against Travelers, and future developments pertaining to Travelers ability to recover reinsurance for asbestos and environmental claims. It is also not possible to predict changes in the legal and legislative environment and their impact on the future development of asbestos and environmental claims. This development will be affected by future court decisions and interpretations, as well as changes in applicable legislation. It is also difficult to predict the ultimate outcome of large coverage disputes until settlement negotiations near completion and significant legal questions are resolved or, failing settlement, until the dispute is adjudicated. This is particularly the case with policyholders in bankruptcy where negotiations often involve a large number of claimants and other parties and require court approval to be effective.

In March 2002, Citigroup entered into an agreement under which it provided Travelers with financial support for asbestos claims and related litigation, in any year that Travelers insurance subsidiaries record asbestos-related income statement charges in excess of $150.0 million, net of any reinsurance, up to a cumulative aggregate of $800.0 million, reduced by the tax effect of the highest applicable federal income tax rate. During 2002, Travelers recorded $2.945 billion of asbestos incurred losses, net of reinsurance, and accordingly has fully utilized the total benefit available under the agreement.

Because of the uncertainties set forth above, additional liabilities may arise for amounts in excess of the current related reserves. In addition, Travelers estimate of ultimate claims and claim adjustment expenses may change. These additional liabilities or increases in estimates, or a range of either, cannot now be reasonably estimated and could result in income statement charges that could be material to Travelers operating results and financial condition in future periods.

8. DEBT

Notes payable to former affiliates, long-term debt and convertible notes payable outstanding were as follows:

(at December 31, in millions)	2003	2002
Notes payable to former affiliates	$ -	$ 700.0
Floating rate note due 2004, prepaid February 2003	-	550.0
6.75% Notes due 2006	**150.0**	150.0
3.75% Notes due 2008	**400.0**	-
7.81% Notes various due dates through 2011	**24.0**	27.0
5.00% Notes due 2013	**500.0**	-
7.75% Notes due 2026	**200.0**	200.0
6.375% Notes due 2033	**500.0**	-
4.50% Convertible junior subordinated notes payable due 2032	**892.5**	892.5
6.00% Convertible notes payable due 2032	**49.8**	49.7
	2,716.3	2,569.2
Debt issuance costs	**(41.8)**	(25.5)
Total	**$ 2,674.5**	$ 2,543.7

On April 13, 2001, TIGHI entered into a $500.0 million revolving line of credit agreement (the line of credit) with Citigroup, which expires in December 2006. On April 16, 2001, TIGHI borrowed $275.0 million on the line of credit. Proceeds from this borrowing together with $225.0 million of commercial paper proceeds were used to pay the $500.0 million 6.75% long-term note payable, which was due on April 16, 2001. On November 8, 2001, TIGHI borrowed another $225.0 million under the line of credit. The proceeds were used to pay off maturing commercial paper. The maturity for all $500.0 million borrowed under this line was extended to November 7, 2003, and the interest rate was fixed at 3.60%. The weighted average interest rate for the line of credit was 3.60% and 3.82% for 2002 and 2001, respectively. TIGHI had an additional $250.0 million revolving line of credit from Citigroup. TIGHI paid a commitment fee to Citigroup for this line of credit, which expires in 2006. This agreement became effective on December 19, 2001 and replaced a previous facility with a syndicate of banks. Borrowings under this line of credit carry a variable interest rate based upon LIBOR plus 50 basis points. During December 2002, Travelers borrowed $250.0 million and subsequently repaid $50.0 million under this line of credit. At December 31, 2002, borrowings outstanding under this line of credit were $200.0 million, and the weighted average interest rate for these borrowings was 1.87% and 1.92% for 2003 and 2002, respectively. These lines of credit were repaid during March 2003.

8. DEBT, Continued

Effective April 17, 2003, TPC entered into the following line of credit agreements with Citibank, a subsidiary of Citigroup, TPC's former parent: (i) a $250.0 million 45-month revolving line of credit (the 45-Month Line of Credit), and (ii) a $250.0 million 364-day revolving line of credit (the 364-Day Line of Credit and, together with the 45-Month Line of Credit, the Lines of Credit). TPC may, with Citibank's consent, extend the commitment of the 364-Day Line of Credit for additional 364-day periods under the same terms and conditions. TPC has the option, provided there is no default or event of default, to convert outstanding advances under the 364-Day Line of Credit at the commitment termination date to a term loan maturing no later than one year from the commitment termination date. Borrowings under the Lines of Credit may be made, at TPC's option, at a variable interest rate equal to either the lender's base rate plus an applicable margin or at LIBOR plus an applicable margin. Each Line of Credit includes a commitment fee and, for any date on which advances exceed 50% of the total commitment, a utilization fee. The applicable margin and the rates on which the commitment fee and the utilization fee are based vary based upon TPC's long-term senior unsecured non-credit-enhanced debt ratings. Each Line of Credit requires TPC to comply with various covenants, including the maintenance of specified minimum statutory capital and surplus of $5.5 billion and compliance with a ratio of total consolidated debt to total capital of 45%. At December 31, 2003, Travelers was in compliance with these financial covenants. In addition, an event of default will occur if there is a change in control (as defined in the Lines of Credit agreements) of TPC. The proposed merger with SPC would constitute such a change in control of TPC; however Travelers has obtained a waiver from Citibank of the event of default that otherwise would have occurred in connection with the proposed merger with SPC. There were no amounts outstanding under the Lines of Credit at December 31, 2003.

At December 31, 2001, TPC had a note payable to Citigroup in the amount of $1.198 billion, in conjunction with the purchase of TIGHI's outstanding shares in April 2000. On February 7, 2002, this note payable was replaced by a new note agreement. Under the terms of the new note agreement, interest accrued on the aggregate principal amount outstanding at the commercial paper rate (the then current short-term rate) plus 10 basis points per annum. Interest was compounded monthly. This note was prepaid following the offerings.

In February 2002, TPC paid a dividend of $1.000 billion to Citigroup in the form of a non-interest bearing note payable on December 31, 2002. This note would have begun to accrue interest from December 31, 2002 on any outstanding balance at the floating base rate of Citibank, N.A., New York City plus 2.0%. On December 31, 2002, this note was repaid in its entirety.

In February 2002, TPC also paid a dividend of $3.700 billion to Citigroup in the form of a note payable in two installments. This note was substantially prepaid following the offerings. The balance of $150.0 million was due on May 9, 2004. This note would have begun to bear interest from May 9, 2002 at a rate of 7.25% per annum. This note was prepaid on May 8, 2002.

In March 2002, TPC paid a dividend of $395.0 million to Citigroup in the form of a note payable, which would have begun to bear interest after May 9, 2002 at a rate of 6.0% per annum. This note was prepaid following the offerings.

In March 2002, TPC issued $892.5 million aggregate principal amount of 4.5% convertible junior subordinated notes, which will mature on April 15, 2032, unless earlier redeemed, repurchased or converted. Interest is payable quarterly in arrears. TPC has the option to defer interest payments on the notes for a period not exceeding 20 consecutive interest periods nor beyond the maturity of the notes. During a deferral period, the amount of interest due to holders of the notes will continue to accumulate, and such deferred interest payments will themselves accrue interest. Deferral of any interest can create certain restrictions for TPC.

8. DEBT, Continued

Unless previously redeemed or repurchased, the notes are convertible into shares of class A common stock at the option of the holders at any time after March 27, 2003 and prior to April 15, 2032 if at any time (1) the average of the daily closing prices of class A common stock for the 20 consecutive trading days immediately prior to the conversion date is at least 20% above the then applicable conversion price on the conversion date, (2) the notes have been called for redemption, (3) specified corporate transactions have occurred, or (4) specified credit rating events with respect to the notes have occurred. The notes will be convertible into shares of class A common stock at a conversion rate of 1.0808 shares of class A common stock for each $25 principal amount of notes (equivalent to an initial conversion price of $23.13 per share of class A common stock), subject to adjustment in certain events. On or after April 18, 2007; the notes may be redeemed at TPC's option. TPC is not required to make mandatory redemption or sinking fund payments with respect to the notes. The notes are general unsecured obligations and are subordinated in right of payment to all existing and future Senior Indebtedness. The notes are also effectively subordinated to all existing and future indebtedness and other liabilities of any of TPC's current or future subsidiaries.

During May 2002, TPC fully and unconditionally guaranteed the payment of all principal, premiums, if any, and interest on certain debt obligations of its wholly-owned subsidiary TIGHI. TPC is deemed to have no independent assets or operations except for its wholly-owned subsidiary TIGHI. Consolidated financial statements of TIGHI have not been presented herein or in any separate reports filed with the Securities and Exchange Commission because management has determined that such financial statements would not be material to holders of TIGHI debt. The guarantees pertain to the $150.0 million 6.75% Notes due 2006 and the $200.0 million 7.75% Notes due 2026 included in long-term debt, and the $900.0 million of TIGHI-obligated mandatorily redeemable securities of subsidiary trusts holding solely junior subordinated debt securities of TIGHI (TIGHI Securities).

In August 2002, CIRI, a subsidiary of Travelers, issued $49.7 million aggregate principal amount of 6.0% convertible notes (the CIRI Notes) which will mature on December 31, 2032 unless earlier redeemed or repurchased. Interest on the CIRI Notes is payable quarterly in arrears. The CIRI Notes are convertible as a whole and not in part into shares of CIRI common stock at the option of the holders of 66-2/3% of the aggregate principal amount of the notes, in the event of an IPO or change of control of CIRI. At any time after the earlier of (a) December 31, 2010 or (b) an IPO by CIRI, the notes may be redeemed by CIRI.

CIRI also issued $85.9 million of mandatorily convertible preferred stock during August 2002. The declaration and payment of dividends to holders of CIRI's convertible preferred stock will be at the discretion of the CIRI Board of Directors and if declared, paid on a cumulative basis for each share of convertible preferred stock at an annual rate of 6% of the stated value per share of the convertible preferred stock. Dividends of $5.1 million and $2.2 million were declared and paid during 2003 and 2002, respectively.

In December 2002, Travelers entered into a loan agreement with an unaffiliated lender and borrowed $550.0 million under a Promissory Note due in January 2004. The Promissory Note carried a variable interest rate of LIBOR plus 25 basis points per annum. On February 5, 2003, Travelers issued $550.0 million of Floating Rate Notes due in February 2004, which was included in short-term debt in the condensed consolidated balance sheet. The proceeds from these notes were used to prepay the $550.0 million due on the Promissory Note. The Floating Rate Notes also carry a variable interest rate of LIBOR plus 25 basis points per annum. On March 14, 2003 and June 17, 2003, Travelers repurchased $75.0 million and $24.0 million, respectively, of the Floating Rate Notes at par plus accrued interest. The remaining $451.0 million were repaid on September 5, 2003.

8. DEBT, Continued

On March 11, 2003, TPC issued $1.400 billion of senior notes comprised of $400.0 million of 3.75% senior notes due March 15, 2008, $500.0 million of 5.00% senior notes due March 15, 2013 and $500.0 million of 6.375% senior notes due March 15, 2033. The notes pay interest semi-annually on March 15 and September 15 of each year, beginning September 15, 2003, are senior unsecured obligations and rank equally with all of TPC's other senior unsecured indebtedness. TPC may redeem some or all of the notes prior to maturity by paying a "make-whole" premium based on U.S. Treasury rates. The net proceeds from the sale of these notes were contributed to TIGHI, so that TIGHI could prepay and refinance $500.0 million of 3.60% indebtedness to Citigroup and to redeem $900.0 million aggregate principal amount of TIGHI's 8.00% to 8.08% junior subordinated debt securities held by subsidiary trusts. These trusts, in turn, used these funds to redeem $900.0 million of preferred capital securities on April 9, 2003.

These senior notes were sold to qualified institutional buyers as defined under Rule 144A under the Securities Act of 1933 (the Securities Act) and outside the United States in reliance on Regulation S under the Securities Act. Accordingly, the notes (the restricted notes) were not registered under the Securities Act or any state securities laws and could not be transferred or resold except pursuant to certain exemptions. As part of this offering, TPC agreed to file a registration statement under the Securities Act to permit the exchange of the notes for registered notes (the Exchange Notes) having terms identical to those of the senior notes described above (Exchange Offer). On April 14, 2003, TPC initiated the Exchange Offer pursuant to a Form S-4 that was filed with the Securities and Exchange Commission. Accordingly, each series of Exchange Notes has been registered under the Securities Act, and the transfer restrictions and registration rights relating to the restricted notes do not apply to the Exchange Notes. As of May 13, 2003 (the Expiration Date of the Exchange Offer), 99.8%, 99.4% and 100% of TPC's 5, 10, and 30-year restricted notes, respectively, were exchanged for Exchange Notes.

TPC's primary source of funds for debt service is dividends from subsidiaries, which are subject to various restrictions. See note 10.

9. FEDERAL INCOME TAXES

(for the year ended December 31, in millions)	2003	2002	2001
Effective tax rate			
Income (loss) before federal income taxes, minority interest and cumulative effect of changes in accounting principles	**$ 2,229.4**	$ (259.8)	$ 1,389.0
Statutory tax rate	**35.0%**	35.0%	35.0%
Expected federal income taxes (benefit)	**780.3**	(90.9)	486.2
Tax effect of:			
Nontaxable investment income	**(200.5)**	(180.1)	(169.2)
Recoveries under Citigroup Indemnification Agreement	**-**	(182.0)	-
Tax reserve adjustment	**(40.0)**	(23.0)	(15.0)
Other, net	**(2.4)**	(.5)	24.8
Federal income taxes (benefit)	**$ 537.4**	$ (476.5)	$ 326.8
Effective tax rate	**24.1%**	(183.4)%	23.5%
Composition of federal income taxes			
Current expense:			
United States	**$ (6.7)**	$ 109.0	$ 310.6
Foreign	**5.0**	3.3	5.1
Total	**(1.7)**	112.3	315.7
Deferred expense:			
United States	**538.7**	(588.5)	11.0
Foreign	**.4**	(.3)	.1
Total	**539.1**	(588.8)	11.1
Federal income taxes (benefit)	**$ 537.4**	$ (476.5)	$ 326.8

Additional tax benefits attributable to employee stock plans allocated directly to shareholders' equity were $6.3 million, $2.6 million and $.3 million for the years ended December 31, 2003, 2002 and 2001, respectively.

The current federal income tax payable was $226.4 million and $179.5 million at December 31, 2003 and 2002, respectively and is included in other liabilities in the consolidated balance sheet.

9. FEDERAL INCOME TAXES, Continued

The net deferred tax assets comprise the tax effects of temporary differences related to the following assets and liabilities:

(at December 31, in millions)	2003	2002
Deferred tax assets		
Claims and claim adjustment expense reserves	$ **947.4**	$ 923.4
Net operating loss carryforward	**-**	486.5
Unearned premium reserves	**432.2**	388.2
Employee benefits	**7.6**	74.6
Insurance-related assessments	**44.6**	45.1
Other	**151.2**	145.4
Total	**1,583.0**	2,063.2
Deferred tax liabilities		
Deferred acquisition costs	**336.8**	304.4
Investments	**521.8**	261.0
Other	**46.5**	50.7
Total	**905.1**	616.1
Deferred federal income taxes	$ **677.9**	$ 1,447.1

For the period ending March 27, 2002, Travelers is included in the consolidated federal income tax return filed by Citigroup. Citigroup allocates federal income taxes to its subsidiaries on a separate return basis adjusted for credits and other amounts required by the consolidation process. Any resulting liability is paid currently to Citigroup. Any credits for losses will be paid by Citigroup currently to the extent that such credits are for tax benefits that have been utilized in the consolidated federal income tax return.

In the event that the consolidated return develops an alternative minimum tax (AMT), each company with an AMT on a separate company basis will be allocated a portion of the consolidated AMT. Settlement of the AMT will be made in the same manner and timing as the regular tax.

As of March 28, 2002, as a result of the IPO, Travelers is no longer included in the Citigroup consolidated federal income tax return. As of that date, Travelers began filing its own consolidated federal income tax return.

At December 31, 2002, Travelers had a net operating loss carryforward of $1.390 billion. Under terms of the tax sharing agreement with Citigroup, Travelers is entitled to carry operating losses back to prior years upon receiving Citigroup's consent. During the first quarter of 2003, Travelers received Citigroup's consent and, as a result, Travelers deferred tax asset was reduced by $486.5 million with a corresponding reduction to the current federal income tax payable (included in other cash flows from operating activities in the consolidated statement of cash flows.) On June 9, 2003, Travelers received a federal income tax refund of $530.9 million representing the full utilization of the net operating loss carryforward.

In the opinion of Travelers management, realization of the recognized deferred federal income taxes of $677.9 million is more likely than not based on expectations as to Travelers future taxable income. Travelers has reported income (loss) before federal income taxes, minority interest and cumulative effect of changes in accounting principles of $1.120 billion on average over the last three years and has generated federal taxable *income* exceeding $448.1 million on average in each year during the same period.

10. SHAREHOLDERS' EQUITY AND DIVIDEND AVAILABILITY

Mandatorily Redeemable Securities of Subsidiary Trusts

TIGHI formed statutory business trusts under the laws of the state of Delaware, which exist for the exclusive purposes of (i) issuing Trust Securities representing undivided beneficial interests in the assets of the Trust; (ii) investing the gross proceeds of the Trust Securities in Junior Subordinated Deferrable Interest Debentures (Junior Subordinated Debentures) of its parent; and (iii) engaging in only those activities necessary or incidental thereto. These Junior Subordinated Debentures and the related income effects are eliminated in the consolidated financial statements. On April 9, 2003, TIGHI redeemed the TIGHI debentures held by the subsidiary trusts. The subsidiary trusts, in turn, used these funds to redeem the TIGHI securities. The financial structure of each of Travelers P&C Capital I and Travelers P&C Capital II (the subsidiary trusts) at December 31, 2002 was as follows:

	Travelers P&C Capital I	Travelers P&C Capital II
Trust Securities (TIGHI Securities)		
Issuance date	April 1996	May 1996
Securities issued	32,000,000	4,000,000
Liquidation preference per security	$ 25	$ 25
Liquidation value (in millions)	$ 800.0	$ 100.0
Coupon rate	8.08%	8.00%
Distributions payable	Quarterly	Quarterly
Distributions guaranteed by (1)	TIGHI	TIGHI
Common Securities issued to TIGHI	989,720	123,720
Junior Subordinated Debentures (TIGHI Debentures)		
Amount owned (in millions)	$ 825.0	$ 103.0
Coupon rate	8.08%	8.00%
Interest payable	Quarterly	Quarterly
Maturity date	April 30, 2036	May 15, 2036
Redeemable by issuer on or after	April 30, 2001	May 15, 2001

(1) Under the arrangements, taken as a whole, payments due are fully and unconditionally guaranteed on a subordinated basis. During May 2002, TPC fully and unconditionally guaranteed the payment of all principal, premium, if any, and interest of the debt obligations of TIGHI.

The obligations of TIGHI with respect to the TIGHI Debentures, when considered together with certain undertakings of TIGHI with respect to the subsidiary trusts, constitute full and unconditional guarantees by TIGHI of the subsidiary trusts' obligations under the respective TIGHI Securities. The TIGHI Securities are classified in the consolidated balance sheet as "TIGHI-obligated mandatory redeemable securities of subsidiary trusts holding solely junior subordinated debt securities of TIGHI" at their liquidation value of $900.0 million. Distributions on the TIGHI Securities have been classified as interest expense in the consolidated statement of income.

10. SHAREHOLDERS' EQUITY AND DIVIDEND AVAILABILITY, Continued

Common Stock

TPC's common stock consists of class A and class B common stock. On all matters submitted to vote of the TPC shareholders, holders of class A and class B common stock are entitled to one and seven votes per share, respectively.

On January 22, 2004 and January 23, 2003, Travelers, through its Capital Accumulation Program (CAP), issued 1,955,682 and 1,943,627 shares, respectively, of class A common stock in the form of restricted stock to participating officers and other key employees. The fair value per share of the class A common stock was $17.92 and $16.18, respectively. The restricted stock generally vests after a three-year period.

On March 21, 2002, TPC sold approximately 231.0 million shares of its class A common stock in a public offering for net proceeds of $4.090 billion.

Rights Plan and Preferred Stock

In 2002, prior to Travelers IPO, Travelers Board of Directors adopted a shareholder rights plan as a result of which each outstanding share of Travelers class A common stock and class B common stock carries with it the right to acquire one-thousandth of a share in a new series of Travelers preferred stock designated as series A junior participating preferred stock. On March 20, 2002, the Board of Directors designated three million of the 50 million shares of preferred stock authorized as Series A Junior Participating Preferred Stock (the Series A Preferred Stock).

Under Travelers shareholder rights plan, each outstanding share of Travelers class A and class B common stock carries with it the right to acquire one-thousandth of a share of the Series A Preferred Stock. These Rights trade with Travelers common stock and will expire on March 20, 2012, unless the Rights are earlier redeemed. Such Rights are not presently exercisable and have no voting rights. At December 31, 2003 and 2002, there were no shares of preferred stock, including the Series A Preferred Stock, issued or outstanding.

Ten business days after the announcement that a person is making a tender or exchange offer for 15% or more of Travelers general voting power or acquires 15% or more of Travelers general voting power (other than as a result of repurchases of stock by Travelers or through inadvertence by certain shareholders that subsequently divest all excess shares as set forth in the rights agreement), the Rights detach from the common stock and become freely tradable and exercisable, entitling a holder to purchase one-thousandth of a share in Travelers Series A Preferred Stock at $77.50, subject to adjustment.

If a person becomes the beneficial owner of 15% or more of Travelers general voting power, each Right will entitle its holder to purchase $155 market value of Travelers common stock for $77.50. If Travelers subsequently merges with another entity or transfers 50% or more of its assets, cash flow or earnings power to another entity, each Right will entitle its holder to purchase $155 market value of such other entity's common stock for $77.50. Travelers may redeem the Rights, at its option, at $0.01 per Right, prior to any person acquiring beneficial ownership of at least 15% of Travelers common stock. The shareholder rights plan is designed primarily to encourage anyone seeking to acquire Travelers to negotiate with the Board of Directors.

10. SHAREHOLDERS' EQUITY AND DIVIDEND AVAILABILITY, Continued

Prior to the execution of the merger agreement, Travelers amended its shareholder rights plan to permit execution of the merger agreement and the consummation of the transactions contemplated by the merger agreement, including the merger, without triggering the separation or exercise of the shareholder rights. In addition, pursuant to the amendment, the Rights will cease to be exercisable upon consummation of the merger. Travelers Board of Directors adopted that amendment, and the amendment became effective, on November 16, 2003.

Treasury Stock

During September 2002, the Board of Directors approved a $500.0 million share repurchase program. Purchases of class A and class B common stock may be made from time to time in the open market, and it is expected that funding for the program will principally come from operating cash flow. During 2003, TPC repurchased approximately 2.6 million shares of class A common stock at a total cost of $40.0 million, representing the first acquisition of shares under this program.

Travelers stock incentive plan provides settlement alternatives to employees in which Travelers repurchases shares to cover tax withholding costs and exercise costs. At December 31, 2003 and 2002, TPC had purchased $17.6 million and $3.7 million, respectively, of its common stock under this plan.

Travelers also has a commitment in conjunction with the Citigroup Distribution, for which it prepaid $15.1 million, to acquire class A and class B common stock held by the Citigroup Capital Accumulation Program (Citigroup CAP) upon forfeiture of plan participants. This commitment expires over three years upon vesting of the Citigroup CAP participants. At December 31, 2003 and 2002, TPC had acquired $3.9 million and $1.3 million, respectively, of its common stock pursuant to this arrangement.

Shares acquired under these plans are reported as treasury stock in the consolidated balance sheet.

Dividends

TIGHI's insurance subsidiaries are subject to various regulatory restrictions that limit the maximum amount of dividends available to be paid to their parent without prior approval of insurance regulatory authorities. A maximum of $1.647 billion will be available by the end of 2004 for such dividends without prior approval of the Connecticut Insurance Department.

Statutory Net Income and Surplus

Statutory net income (loss) of TIGHI's insurance subsidiaries was $1.952 billion, ($973.6) million and $1.090 billion for the years ended December 31, 2003, 2002 and 2001, respectively. Statutory capital and surplus of TIGHI's insurance subsidiaries was $8.444 billion and $7.287 billion at December 31, 2003 and 2002, respectively.

10. SHAREHOLDERS' EQUITY AND DIVIDEND AVAILABILITY, Continued

Accumulated Other Changes in Equity from Nonowner Sources, Net of Tax

Changes in each component of Accumulated Other Changes in Equity from Nonowner Sources were as follows:

(at and for the year ended December 31, in millions)	Net Unrealized Gains (Losses) on Investment Securities	Minimum Pension Liability Adjustment	Other [1]	Accumulated Other Changes in Equity from Nonowner Sources
Balance, December 31, 2000	$ 407.1	$ -	$ (6.4)	$ 400.7
Net unrealized gains on investment securities obtained as part of affiliate acquisition, net of tax of $11.7	21.1	-	-	21.1
Net unrealized gains on investment securities, net of tax of $20.2	37.9	-	-	37.9
Less: Reclassification adjustment for net realized gains included in net income, net of tax of ($113.0)	(209.9)	-	-	(209.9)
Other, net of tax of ($6.7)	-	-	(8.4)	(8.4)
Current period change	(150.9)	-	(8.4)	(159.3)
Balance, December 31, 2001	256.2	-	(14.8)	241.4
Net unrealized gains on investment securities, net of tax and minority interest of $297.1	574.4	-	-	574.4
Less: Reclassification adjustment for net realized gains included in net income, net of tax and minority interest of ($47.7)	(99.0)	-	-	(99.0)
Minimum pension liability adjustment, net of tax of ($36.7)	-	(68.3)	-	(68.3)
Other, net of tax of $9.7	-	-	8.1	8.1
Current period change	475.4	(68.3)	8.1	415.2
Balance, December 31, 2002	**731.6**	**(68.3)**	**(6.7)**	**656.6**
Net unrealized gains on investment securities, net of tax and minority interest of **$200.3**	**349.4**	-	-	**349.4**
Less: Reclassification adjustment for net realized gains included in net income, net of tax and minority interest of **($17.3)**	**(20.7)**	-	-	**(20.7)**
Minimum pension liability adjustment, net of tax of **$33.3**	-	**62.0**	-	**62.0**
Other, net of tax of **$17.8**	-	-	**38.2**	**38.2**
Current period change	**328.7**	**62.0**	**38.2**	**428.9**
Balance, December 31, 2003	**$ 1,060.3**	**$ (6.3)**	**$ 31.5**	**$ 1,085.5**

(1) Includes foreign currency translation adjustments, changes in value of private equity securities and the cumulative effect of the change in accounting for derivative instruments and hedging activities.

11. INCENTIVE PLANS

Travelers Board of Directors, in connection with the IPO, adopted the Travelers Property Casualty Corp. 2002 Stock Incentive Plan (the 2002 Incentive Plan). The 2002 Incentive Plan permits grants of stock options, restricted stock, deferred stock and other stock-based awards. The purposes of the 2002 Incentive Plan are to attract and retain employees by providing compensation opportunities that are competitive with other companies, provide incentives to those employees who contribute significantly to Travelers long-term performance and growth, and align employees' long-term financial interests with those of Travelers shareholders. The maximum number of shares of class A common stock that may be issued pursuant to awards granted under the 2002 Incentive Plan is 120.0 million shares.

Travelers Board of Directors, in connection with the IPO, also adopted the Travelers Property Casualty Corp. Compensation Plan for Non-Employee Directors (the Directors Plan). Under the Directors Plan, the directors receive their annual fees in the form of Travelers common stock. Each director may choose to receive a portion of their fees in cash to pay taxes. Directors may also defer receipt of shares of class A common stock to a future distribution date or upon termination of their service. The shares of class A common stock issued under the Directors Plan come from the 2002 Incentive Plan.

Stock Option Programs

Travelers has established stock option programs pursuant to the 2002 Incentive Plan: the Management stock option program and the Wealthbuilder stock option program (see also Restricted Stock and Deferred Stock Programs below). The Management stock option program provides for the granting of stock options to officers and key employees of Travelers and its participating subsidiaries. The Wealthbuilder stock option program provides for the granting of stock options to all employees meeting certain requirements. The exercise price of options is equal to the fair market value of Travelers class A common stock at the time of grant. Generally, options vest 20% each year over a five-year period and may be exercised for a period of ten years from the date of the grant only if the optionee is employed by Travelers, and for certain periods after employment termination, depending on the cause of termination. The Management stock option program also permits an employee exercising an option to be granted a new option (a reload option) in an amount equal to the number of shares of class A common stock used to satisfy both the exercise price and withholding taxes due upon exercise of an option. The reload options are granted at an exercise price equal to the fair market value of the class A common stock on the date of grant, vest six months after the grant date and are exercisable for the remaining term of the related original option. The reload feature is not available for initial option grants after January 23, 2003. The Wealthbuilder stock option program does not contain a reload feature.

Prior to the IPO, Travelers participated in various stock option plans sponsored by its former affiliate, Citigroup, that provided for the granting of stock options in Citigroup common stock to officers and key employees, and, in the case of certain stock option programs, to all employees meeting specific requirements.

11. INCENTIVE PLANS, Continued

On August 20, 2002, in connection with the Citigroup Distribution, Citigroup stock option awards held by Travelers employees on that date under Citigroup's various stock option plans were cancelled and replaced with stock option awards (replacement awards) to purchase Travelers class A common stock under Travelers own incentive plan. These replacement awards were granted on substantially the same terms, including vesting, as the former Citigroup awards. The total number of Travelers class A common stock subject to the replacement awards was 56.9 million shares of which 24.6 million shares were then exercisable. The number of shares of Travelers class A common stock to which the replacement awards relate and the per share exercise price of the replacement awards were determined so that:

- the intrinsic value of each Citigroup option, which was the difference between the closing price of Citigroup's common stock on August 20, 2002 and the exercise price of the Citigroup options, was preserved in each replacement award for Travelers class A common stock; and
- the ratio of the exercise price of the replacement award to the closing price of Travelers class A common stock on August 20, 2002, immediately after the Citigroup Distribution, was the same as the ratio of the exercise price of the Citigroup option to the price of Citigroup common stock immediately before the Citigroup Distribution.

Information with respect to stock option activity under Travelers stock option plans for the years ended December 31, 2003 and 2002 is as follows:

	Options	Weighted Average Exercise Price
Outstanding, January 1, 2002	-	$ -
Granted:		
Replacement awards	56,894,116	17.29
Original	21,643,341	18.22
Reload	264,595	13.77
Exercised	(1,186,383)	8.54
Forfeited	(1,500,419)	19.84
Outstanding, December 31, 2002	76,115,250	$ 17.63
Granted:		
Original	**457,473**	**16.17**
Reload	**1,100,880**	**15.81**
Exercised	**(3,971,931)**	**10.15**
Forfeited	**(3,506,611)**	**20.85**
Outstanding, December 31, 2003	**70,195,061**	**$ 17.85**

11. INCENTIVE PLANS, Continued

The following table summarizes the information about stock options outstanding under Travelers stock option plans at December 31, 2003 and 2002:

2003	Options outstanding			Options exercisable	
Range of Exercise Prices	Number Outstanding	Weighted Average Contractual Life Remaining	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price
$ 0.01 - $ 4.99	1,544,448	1.8 years	$ 4.05	1,544,448	$ 4.05
$ 5.00 - $ 9.99	24,095	2.3 years	7.89	24,095	7.89
$10.00 - $14.99	19,753,883	4.4 years	11.77	18,005,847	11.75
$15.00 - $19.99	24,516,712	7.8 years	17.98	6,892,462	17.68
$20.00 - $24.99	14,745,824	5.8 years	22.11	10,147,932	22.30
$25.00 - $29.99	9,610,099	6.3 years	25.73	5,062,615	25.87
	70,195,061	6.1 years	$ 17.85	41,677,399	$16.73

2002	Options outstanding			Options exercisable	
Range of Exercise Prices	Number Outstanding	Weighted Average Contractual Life Remaining	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price
$ 0.01 - $ 4.99	2,279,909	2.7 years	$ 3.99	2,277,419	$ 3.99
$ 5.00 - $ 9.99	26,489	3.4 years	7.90	25,659	7.85
$10.00 - $14.99	23,240,238	5.4 years	11.72	14,980,804	11.63
$15.00 - $19.99	24,085,515	8.9 years	18.09	1,980,742	16.87
$20.00 - $24.99	15,978,375	6.6 years	22.15	8,648,533	22.52
$25.00 - $29.99	10,504,724	7.0 years	25.75	4,054,375	26.03
	76,115,250	6.9 years	$ 17.63	31,967,532	$ 16.18

Restricted Stock and Deferred Stock Programs

Travelers, through its Capital Accumulation Program (CAP) established pursuant to the 2002 Incentive Plan, issues shares of Travelers common stock in the form of restricted stock awards to eligible officers and key employees. Certain CAP participants may elect to receive part of their awards in restricted stock and part in stock options. The number of shares included in the restricted stock award is calculated at a 25% discount from the market price at the time of the award and generally vest in full after a three-year period. Except under limited circumstances, during this period the stock cannot be sold or transferred by the participant, who is required to render service to Travelers during the restricted period. CAP awards granted to non-U.S. CAP participants are in the form of deferred stock awards. These deferred stock awards are subject to the same conditions as the restricted stock awards except that the shares are not issued until the vesting criteria are satisfied.

Prior to the IPO, Travelers participated in Citigroup's Capital Accumulation Plan (Citigroup CAP) that provided for the issuance of shares of Citigroup common stock in the form of restricted stock awards to eligible officers and other key employees with substantially the same terms as Travelers 2002 CAP.

11. INCENTIVE PLANS, Continued

On August 20, 2002, in connection with the Citigroup Distribution, the unvested outstanding awards of restricted stock and deferred shares held by Travelers employees on that date under Citigroup CAP awards, were cancelled and replaced by awards comprised primarily of 3.1 million newly issued shares of class A common stock at a total market value of $53.3 million based on the closing price of the class A common stock on August 20, 2002. These replacement awards were granted on substantially the same terms, including vesting, as the former Citigroup awards. The value of these newly issued shares along with class A and class B common stock received in the Citigroup Distribution on the Citigroup restricted shares, were equal to the value of the cancelled Citigroup restricted share awards.

In addition, the Directors Plan allows deferred receipt of shares of class A common stock (deferred stock) to a future distribution date or upon termination of their service. The after-tax compensation cost associated with this plan was not significant in 2003 and 2002.

Prior to the Citigroup Distribution on August 20, 2002, unearned compensation expense associated with the Citigroup restricted common stock grants was included in other assets in the consolidated balance sheet. Following the Citigroup Distribution and the issuance of replacement stock awards in Travelers class A and class B shares on August 20, 2002, the unamortized unearned compensation expense associated with these awards is included as unearned compensation as a separate component of equity in the consolidated balance sheet. Unearned compensation expense is recognized as a charge to income ratably over the vesting period.

The after-tax compensation cost charged to earnings for these restricted stock and deferred stock awards was $17.1 million, $17.0 million and $19.4 million for the years ended December 31, 2003, 2002 and 2001, respectively.

Information with respect to restricted stock and deferred stock awards is as follows:

	2003	2002
New shares granted	**2,185,586**	-
Replacement grants at August 20, 2002	-	3,311,551
Weighted average fair value per share at issuance	**$ 16.15**	$ 17.31

401(k) Savings Plan

On August 20, 2002, in connection with the Citigroup Distribution, Travelers established a 401(k) savings plan under which substantially all employees are eligible to participate. Through December 31, 2003, Travelers matches employee contributions up to 3% of eligible pay but not more than $1,500 annually. Effective January 1, 2004, the maximum amount of Travelers match increased to $2,500 annually. The expense related to this plan was $20.3 million and $17.0 million for the years ended December 31, 2003 and 2002, respectively. Prior to the IPO and the Citigroup Distribution, substantially all of Travelers employees were eligible to participate in a 401(k) savings plan sponsored by Citigroup, for which there was no Travelers matching contribution for substantially all employees.

Stock Option Fair Value Information

The fair value effect of stock options is derived by application of a variation of the Black-Scholes option pricing model.

11. INCENTIVE PLANS, Continued

The significant assumptions used in estimating the fair value on the date of the grant for original options and reload options granted in 2003 and 2002 and for replacement awards issued August 20, 2002 to Travelers employees who held Citigroup stock option awards on that date were as follows:

	2003	**2002**
Expected life of stock options	**3 years**	4 years
Expected volatility of TPC stock [(1)]	**29.4%**	36.8%
Risk-free interest rate	**2.04%**	3.17%
Expected annual dividend per TPC share	**$ 0.26**	$ 0.20
Expected annual forfeiture rate	**5%**	5%

(1) The expected volatility is based on the average volatility of an industry peer group of entities because Travelers only became publicly traded in March 2002.

In accordance with FAS 123, the exchange of options in conjunction with a spinoff is considered a modification and therefore the modification guidance was applied to the replacement awards issued on August 20, 2002. For vested replacement options, any excess of the fair value of the modified options issued over the fair value of the original options at the date of exchange was recognized as additional compensation cost. For nonvested replacement options, any excess of the fair value of the modified options issued over the fair value of the original options at the date of exchange is added to the remaining unrecognized compensation cost of the original option and recognized over the remaining vesting period.

Under FAS 123, reload options are treated as separate grants from the original grants and as a result are separately valued when granted. Reload options are exercisable for the remaining term of the related original option and therefore would generally have a shorter estimated life. Shares received through option exercises under the reload program are subject to restriction on sale. Discounts (as measured by the estimated cost of protection) have been applied to the fair value of reload options granted to reflect these sales restrictions.

Awards issued prior to 2002 were granted in Citigroup stock options. The estimated fair value effect of stock options for 2001 were derived by applying the following significant assumptions underlying the Citigroup stock option plan.

	2001
Expected life of stock options	3 years
Expected volatility of Citigroup stock	38.6%
Risk-free interest rate	4.52%
Expected annual dividend per Citigroup share	$ 0.92
Expected annual forfeiture rate	5%

11. INCENTIVE PLANS, Continued

All original and reload stock options granted under the TPC stock option programs had an exercise price equal to the market value of Travelers class A common stock on the date of the grant. The replacement awards granted on August 20, 2002 retained the intrinsic value of the awards immediately prior to conversion and therefore the exercise price either exceeded the market value or was less than the market value on August 20, 2002. The following table presents the weighted average exercise price and weighted average grant date fair value information with respect to these grants:

	Options Granted	Weighted Average Exercise Price	Weighted Average Grant Date Fair Value
Original awards 2003			
Exercise price equal to market at grant	**1,558,353**	**$ 15.92**	**$ 1.24**
Exercise price exceeds market at grant	-	-	-
Exercise price less than market at grant	-	-	-
Original awards 2002			
Exercise price equal to market at grant	21,907,936	$ 18.16	$ 5.84
Exercise price exceeds market at grant	-	-	-
Exercise price less than market at grant	-	-	-
Replacement awards 2002			
Exercise price equal to market at grant	-	-	-
Exercise price exceeds market at grant	27,704,096	$ 23.45	$ 3.14
Exercise price less than market at grant	29,190,020	$ 11.43	$ 7.28
Total granted 2002	78,802,052	$ 17.53	$ 5.42

12. PENSION PLANS AND RETIREMENT BENEFITS

Beginning August 20, 2002, TPC sponsors qualified and nonqualified non-contributory defined benefit pension plans covering substantially all employees. These plans provide benefits under a cash balance formula, except that employees satisfying certain age and service requirements remain covered by a prior final pay formula. TPC also provides postretirement health and life insurance benefits for employees satisfying certain age and service requirements who retire after the Citigroup Distribution. Prior to the Citigroup Distribution, substantially similar benefits were provided to TPC employees through plans sponsored by Citigroup.

Under agreements with Citigroup, TPC assumed liabilities for nonqualified pension, post retirement health care and life insurance benefit liabilities related to active Travelers plan participants as of August 20, 2002. The initial projected benefit obligation of Travelers nonqualified pension plan at August 20, 2002 was $21.3 million. Because Citigroup assumed liabilities for the same benefits for retired or inactive plan participants, Travelers transferred short-term securities of $171.1 million and recorded a payable of $13.5 million in 2002 to Citigroup affiliated companies, and reduced other liabilities and deferred taxes by $284.0 million and $99.4 million, respectively, related to retired or inactive employees, pending final agreements on the amounts. Final agreement on settlement amounts was reached and an additional $2.2 million was paid to Citigroup during the first quarter of 2003.

In addition, Travelers assumed liabilities for qualified pension plan benefits for active Travelers employees. As a result, assets and liabilities for qualified pension plan benefits relating to active, but not retired or inactive, plan participants were transferred from the Citigroup qualified pension plan to Travelers newly established qualified pension plan. The initial projected benefit obligation of Travelers qualified pension plan at August 20, 2002 was $445.0 million. Assets of $390.0 million were transferred from the Citigroup pension plan to Travelers pension plan in 2002 and were invested primarily in a Standard & Poors stock index fund and in a Lehman Brothers Aggregate bond index fund at December 31, 2002. A final asset transfer of $37.9 million occurred in May 2003.

Prior to the Citigroup Distribution, Travelers participated in non-contributory defined benefit pension plans and a postretirement health care and life insurance benefit plan sponsored by Citigroup. Travelers share of net expense (credit) related to these plans was $(3.9) million for January 1, 2002 through August 20, 2002 and $11.7 million for 2001.

12. PENSION PLANS AND RETIREMENT BENEFITS, Continued

Obligations and Funded Status

The following tables summarize the funded status, obligations and amounts recognized in the consolidated balance sheet for TPC's plans. Travelers uses a December 31 measurement date for its pension and postretirement benefit plans.

	Pension Plans		Postretirement Benefit Plans	
(at and for the year ended December 31, in millions)	**2003**	**2002**	**2003**	**2002**
Change in benefit obligation				
Benefit obligation at beginning of year (1)	**$ 521.0**	$ 488.0	**$ 13.0**	$ 12.3
Benefits earned	**27.6**	10.3	**.2**	.1
Interest cost on benefit obligation	**36.9**	12.5	**.9**	.3
Actuarial loss	**39.4**	10.6	**(.2)**	.3
Benefits paid	**(6.3)**	(.4)	**-**	-
Benefit obligation at end of year	**$ 618.6**	$ 521.0	**$ 13.9**	$ 13.0
Change in plan assets				
Fair value of plan assets at beginning of year (1)	**$ 430.8**	$ 429.3	**$ -**	$ -
Actual return on plan assets	**82.7**	1.7	**-**	-
Travelers contributions	**94.7**	.2	**-**	-
Benefits paid	**(6.3)**	(.4)	**-**	-
Fair value of plan assets at end of year	**$ 601.9**	$ 430.8	**$ -**	$ -
Reconciliation of prepaid (accrued) benefit cost and total amount recognized				
Funded status of plan	**$ (16.7)**	$ (90.2)	**$ (13.9)**	$ (13.0)
Unrecognized:				
Prior service cost	**(37.1)**	(42.9)	**(.1)**	(.2)
Net actuarial loss	**156.3**	165.9	**1.1**	1.3
Net amount recognized	**$ 102.5**	$ 32.8	**$ (12.9)**	$ (11.9)
Amounts recognized in the statement of financial position consist of:				
Prepaid benefit cost	**$ 120.3**	$ 49.0	**$ -**	$ -
Accrued benefit liability		(121.2)	**(12.9)**	(11.9)
	(27.5)			
Accumulated other comprehensive income	**9.7**	105.0	**-**	-
Net amount recognized	**$ 102.5**	$ 32.8	**$ (12.9)**	$ (11.9)

(1) August 20, 2002 is the beginning of the year for 2002 as TPC-sponsored plans began on that date.

12. PENSION PLANS AND RETIREMENT BENEFITS, Continued

The accumulated benefit obligation for Travelers defined benefit pension plans was $573.7 and $476.0 million at December 31, 2003 and 2002, respectively.

For pension plans with an accumulated benefit obligation in excess of plan assets, the aggregate projected benefit obligation and the aggregate accumulated benefit obligation were each $27.6 million at December 31, 2003 and were $521.0 million and $476.0 million, respectively, at December 31, 2002.

The pretax minimum liability included in other comprehensive income decreased by $95.3 million from December 31, 2002 to December 31, 2003.

Travelers does not have a best estimate of contributions expected to be paid to the qualified pension plan during the next fiscal year at this time. However, the maximum tax deductible contribution to the qualified pension plan for 2004 is currently estimated to be $40.0 million, which may be contributed on or before September 15, 2005.

Assumptions and Health Care Cost Trend Rate Sensitivity

(at and for the year ended December 31,)	2003	2002
Assumptions used to determine benefit obligations		
Discount rate	**6.25%**	6.75%
Future compensation increase rate	**4.00%**	4.50%
Assumptions used to determine net periodic benefit cost (1)		
Discount rate	**6.75%**	7.00%
Expected long-term rate of return on assets	**8.00%**	8.00%
Assumed health care cost trend rates		
Following year	**10.0%**	10.0%
Rate to which the cost trend rate is assumed to decline (ultimate trend rate)	**5.0%**	5.0
Year that the rate reaches the ultimate trend rate	**2009**	2008

(1) August 20, 2002 is the beginning of the year for 2002 as TPC-sponsored plans began on that date.

In choosing the expected long-term rate of return, Travelers Pension Plan Investment Committee considered the historical returns of the S&P 500 Index and the Lehman Aggregate Index in conjunction with today's economic and financial market conditions.

As an indicator of sensitivity, increasing the assumed health care cost trend rate by 1% would have increased the accumulated postretirement benefit obligation by $.8 million at December 31, 2003 and 2002 and the aggregate of the service and interest cost components of net postretirement benefit expense by less than $.1 million for 2003 and 2002. Decreasing the assumed health care cost trend rate by 1% would have decreased the accumulated postretirement benefit obligation at December 31, 2003 and 2002 by $.8 million and $.7 million, respectively, and the aggregate of the service and interest cost components of net postretirement benefit expense by less than $.1 million for 2003 and 2002.

12. PENSION PLANS AND RETIREMENT BENEFITS, Continued

On December 8, 2003, the Medicare Prescription Drug, Improvement and Modernization Act of 2003 (2003 Medicare Act) was enacted. As permitted by FASB Staff Position No. FAS 106-1, Travelers has chosen to defer recognition of the effects of the 2003 Medicare Act on its postretirement benefit plan. Travelers does not expect that the 2003 Medicare Act will have a significant impact on the accumulated postretirement benefit obligation or net postretirement benefit expense.

Components of Net Periodic Benefit Cost

The following table summarizes the components of net benefit expense recognized in the consolidated statement of income for TPC's plans for the period August 20, 2002 through December 31, 2002 and for the year ended December 31, 2003.

	Pension Plans		Postretirement Benefit Plans	
(in millions)	2003	2002	2003	2002
Service cost	$ 27.6	$ 10.3	$ .2	$ .1
Interest cost on benefit obligation	36.9	12.5	.9	.3
Expected return on plan assets	(38.8)	(14.8)	-	-
Amortization of unrecognized:				
Prior service cost	(5.8)	(2.1)	-	-
Net actuarial loss	5.1	.6	-	-
Net benefit expense	$ 25.0	$ 6.5	$ 1.1	$ .4

Plan assets

The percentage of the fair value of pension plan assets held by asset category is as follows:

(at December 31,)	2003	2002
Equity securities	60%	59%
Debt securities	40%	41%
Total	100%	100%

Travelers Pension Plan Investment Committee has established a target investment asset allocation of 60% invested in an S&P 500 index fund and 40% in a Lehman Brothers Aggregate Bond Index fund. In establishing this investment asset allocation for the plan, the Pension Plan Investment Committee took into account, among other factors, the information provided to it by the plan's actuary, information relating to the historical investment returns of the S&P 500 and Lehman Brothers Aggregate Bond Index, asset diversification and market conditions at the time each contribution to the plan was to be invested. The Pension Plan Investment Committee periodically reviewed the plan's investment performance and asset allocation during 2003, and has adhered to that allocation.

13. LEASES

Prior to the Citigroup Distribution, most leasing functions for TPC and its subsidiaries were administered by Travelers. Rent expense related to these leases was shared by a former affiliate and Travelers on a cost allocation method based generally on estimated usage by department. In conjunction with the Citigroup Distribution, Travelers purchased certain properties from Citigroup. Rent expense was $115.3 million, $123.3 million and $121.0 million in 2003, 2002 and 2001, respectively.

Future minimum annual rental payments under noncancellable operating leases are $81.6 million, $68.3 million, $52.9 million, $39.3 million, $21.9 million and $37.6 million for 2004, 2005, 2006, 2007, 2008 and 2009 and thereafter, respectively. Future sublease rental income of approximately $1.9 million will partially offset these commitments.

14. DERIVATIVE FINANCIAL INSTRUMENTS AND FAIR VALUE OF FINANCIAL INSTRUMENTS

Derivative Financial Instruments

Travelers uses derivative financial instruments, including interest rate swaps, equity swaps, credit derivatives, options, financial futures and forward contracts, as a means of hedging exposure to interest rate, equity price change and foreign currency risk. Travelers insurance subsidiaries do not hold or issue derivatives for trading purposes.

To qualify as a hedge, the hedge relationship is designated and formally documented at inception detailing the particular risk management objective and strategy for the hedge, which includes the item and risk that is being hedged, the derivative that is being used, as well as how effectiveness is being assessed. A derivative has to be highly effective in accomplishing the objective of offsetting either changes in fair value or cash flows for the risk being hedged.

For fair value hedges, changes in the fair value of derivatives are reflected in net realized investment gains (losses), together with changes in the fair value of the related hedged item. Travelers did not utilize fair value hedges during the years ended December 31, 2003 and 2002.

For cash flow hedges, the accounting treatment depends on the effectiveness of the hedge. To the extent these derivatives are effective in offsetting the variability of the hedged cash flows, changes in the derivatives' fair value will not be included in current earnings but are reported in accumulated other changes in equity from nonowner sources. These changes in fair value will be included in the earnings of future periods when earnings are also affected by the variability of the hedged cash flows. At December 31, 2003, the amount that Travelers expects to include in net realized investment gains (losses) over the next twelve months for these cash flow hedges is not significant. To the extent these derivatives are not effective, changes in their fair value are immediately included in net realized investment gains (losses). Travelers cash flow hedges primarily include hedges of floating rate available-for-sale securities and certain forecasted transactions up to a maximum tenure of one year. While the earnings impact of cash flow hedges is similar to the previous accounting practice, the amounts included in the accumulated other changes in equity from nonowner sources will vary depending on market conditions.

14. DERIVATIVE FINANCIAL INSTRUMENTS AND FAIR VALUE OF FINANCIAL INSTRUMENTS, Continued

For net investment hedges in which derivatives hedge the foreign currency exposure of a net investment in a foreign operation, the accounting treatment will similarly depend on the effectiveness of the hedge. The effective portion of the change in fair value of the derivative hedging the net investment, including any forward premium or discount, is reflected in the accumulated other changes in equity from nonowner sources as part of the foreign currency translation adjustment. For the years ended December 31, 2003 and 2002, the amount included in the foreign currency translation adjustment in equity from nonowner sources was a $17.0 million loss and an $8.5 million loss, respectively. The ineffective portion is reflected in net realized investment gains (losses).

The effectiveness of these hedging relationships is evaluated on a retrospective and prospective basis using quantitative measures of correlation. If a hedge relationship is found to be ineffective, it no longer qualifies as a hedge, and any excess gains or losses attributable to such ineffectiveness as well as subsequent changes in fair value are recognized in net realized investment gains (losses). During the years ended December 31, 2003 and 2002, Travelers realized gains of zero and $3.8 million, respectively, from hedge ineffectiveness.

Derivatives that are not designated or do not qualify as hedges are also carried at fair value with changes in value reflected in net realized investment gains (losses). Travelers has certain U.S. treasury futures contracts and foreign currency forward contracts, which are not designated as hedges at December 31, 2003 and 2002.

For those hedge relationships that are terminated, hedge designations removed, or forecasted transactions that are no longer expected to occur, the hedge accounting treatment described in the paragraphs above will no longer apply. For fair value hedges, any changes to the hedged item remain as part of the basis of the asset and are ultimately reflected as an element of the yield. For cash flow hedges, any changes in fair value of the end-user derivative remain in accumulated other changes in equity from nonowner sources, and are included in earnings of future periods when earnings are also affected by the variability of the hedged cash flow. If the hedged relationship was discontinued because a forecasted transaction will not occur when scheduled, any changes in fair value of the end-user derivative are immediately reflected in net realized investment gains (losses). During the years ended December 31, 2003 and 2002, Travelers recognized no gain or loss and a gain of $4.9 million, respectively, from discontinued forecasted transactions.

Travelers also purchases investments that have embedded derivatives, primarily convertible debt securities. These embedded derivatives are carried at fair value with changes in value reflected in net realized investment gains (losses). Travelers bifurcates an embedded derivative where: a) the economic characteristics and risks of the embedded instrument are not clearly and closely related to the economic characteristics and risks of the host contract, b) the entire instrument would not otherwise be remeasured at fair value, and c) a separate instrument with the same terms of the embedded instrument would meet the definition of a derivative under FAS 133. Derivatives embedded in convertible debt securities are reported on a combined basis with their host instrument and are classified as fixed maturity securities.

During 2003, Travelers engaged in U.S. Treasury note futures transactions to modify the duration of the investment portfolio. Travelers entered into 90 day futures contracts on 2 year, 5 year, 10 year and 30 year U.S. Treasury notes which require a daily mark to market settlement with the broker. The notational value of the open U.S. Treasury futures contracts was $1.482 billion at December 31, 2003. These derivative instruments are not designated and do not qualify as hedges under FAS 133 rules and as such the daily mark to market settlement is reflected in net realized investment gains (losses).

14. DERIVATIVE FINANCIAL INSTRUMENTS AND FAIR VALUE OF FINANCIAL INSTRUMENTS, Continued

Fair Value of Financial Instruments

Travelers uses various financial instruments in the normal course of its business. Certain insurance contracts are excluded by Statement of Financial Accounting Standards No. 107, "Disclosures about Fair Value of Financial Instruments," and, therefore, are not included in the amounts discussed.

At December 31, 2003 and 2002, investments in fixed maturities had a fair value, which equaled carrying value, of $33.046 billion and $30.003 billion, respectively. The fair value of investments in fixed maturities for which a quoted market price or dealer quote are not available was $685.4 million and $892.5 million at December 31, 2003 and 2002, respectively. See note 1.

The carrying values of cash, trading securities, short-term securities, mortgage loans, investment income accrued, receivables for investment sales, payables for investment purchases and securities lending payable approximated their fair values. See notes 1 and 4.

The carrying values of $284.3 million and $607.5 million of financial instruments classified as other assets approximated their fair values at December 31, 2003 and 2002, respectively. The carrying values of $2.690 billion and $2.272 billion of financial instruments classified as other liabilities at December 31, 2003 and 2002, respectively, also approximated their fair values. Fair value is determined using various methods including discounted cash flows, as appropriate for the various financial instruments.

The carrying value and fair value of Travelers debt and the TIGHI debentures was as follows:

	2003		2002	
(at December 31, in millions)	**Carrying Value**	**Fair Value**	**Carrying Value**	**Fair Value**
Notes payable to former affiliates	$ -	$ -	$ 700.0	$ 707.5
Convertible notes	**918.5**	**924.5**	917.5	849.2
Long-term debt	**1,756.0**	**1,840.5**	926.2	971.7
TIGHI Securities	**-**	**-**	900.0	905.0
Total	**$ 2,674.5**	**$ 2,765.0**	$ 3,443.7	$ 3,433.4

The fair value of the notes payable to former affiliates is based upon discounted cash flows. The fair value of the convertible notes and the long-term debt is based upon bid price at December 31, 2003 and 2002. The fair value of the TIGHI Securities is based upon the closing price at December 31, 2002.

15. COMMITMENTS AND CONTINGENCIES

Commitments

In the normal course of business, Travelers has unfunded commitments to partnerships, joint ventures and certain private equity investments in which it invests. These commitments were $652.3 million and $864.3 million at December 31, 2003 and 2002, respectively.

Contingencies

Asbestos and Environmental-Related Proceedings

In the ordinary course of its insurance business, Travelers receives claims for insurance arising under policies issued by Travelers asserting alleged injuries and damages from asbestos and other hazardous waste and toxic substances which are the subject of related coverage litigation, including, among others, the litigation described below. Travelers continues to be subject to aggressive asbestos-related litigation. The conditions surrounding the final resolution of these claims and the related litigation continue to change.

In May 2002, Travelers agreed with approximately three dozen other insurers and PPG Industries, Inc. (PPG) on key terms to settle asbestos-related coverage litigation under insurance policies issued to PPG. While there remain a number of contingencies, including the final execution of documents, court approval and possible appeals, Travelers believes that the completion of the settlement pursuant to the terms announced in May 2002 is likely. Travelers single payment contribution to the proposed settlement is approximately $388.8 million after reinsurance.

Travelers is involved in a bankruptcy and other proceedings relating to ACandS, Inc. (ACandS), formerly a national installer of products containing asbestos. The proceedings involve disputes as to whether and to what extent any of ACandS' potential liabilities for bodily injury asbestos claims were covered by insurance policies issued by Travelers. There were a number of developments in the proceedings since the beginning of 2003 including two decisions which were favorable to Travelers. These developments and the status of the various proceedings are described below.

One of the proceedings was an arbitration commenced in January 2001 to determine whether and to what extent ACandS' financial obligations for bodily injury asbestos claims are subject to insurance policy aggregate limits. On July 31, 2003, the arbitration panel ruled in Travelers favor that asbestos bodily injury claims paid by ACandS on or after that decision date are subject to the aggregate limits of the policies issued to ACandS, which have been exhausted. In October 2003, ACandS commenced a lawsuit seeking to vacate the arbitration award as beyond the panel's scope of authority (*ACandS, Inc. v. Travelers Casualty and Surety Co.*, U.S.D.Ct., E.D. Pa.). Travelers has filed its opposition to ACandS' motion to vacate.

ACandS filed for bankruptcy in September 2002 (In re: ACandS, Inc., pending in the U.S. Bankruptcy Court for the District of Delaware). On January 26, 2004 the bankruptcy court issued a decision rejecting confirmation of ACandS' proposed plan of reorganization. The bankruptcy court found, consistent with Travelers objections to ACandS' proposed plan, that the proposed plan was not fundamentally fair, was not proposed in good faith and did not comply with Section 524(g) of the Bankruptcy Code. ACandS has filed a notice of appeal of the bankruptcy court's decision and has filed objections to the bankruptcy court's findings of fact and conclusions of law in the United States District Court. Travelers has moved to dismiss the appeal and objections and has also filed an opposition to ACandS' objections.

15. COMMITMENTS AND CONTINGENCIES, Continued

In its proposed plan of reorganization, ACandS sought to establish a trust to pay asbestos bodily injury claims against it and sought to assign to the trust its rights under the insurance policies issued by Travelers. The proposed plan and disclosure statement filed by ACandS claimed that ACandS had settled the vast majority of asbestos-related bodily injury claims currently pending against it for approximately $2.8 billion. ACandS asserts that based on a prior agreement between Travelers and ACandS and ACandS' interpretation at the July 31, 2003 arbitration panel ruling, Travelers is liable for 45% of the $2.8 billion. In August 2003, ACandS filed a new lawsuit against Travelers seeking to enforce this position (*ACandS, Inc. v. Travelers Casualty and Surety Co.*, U.S.D.Ct., E.D. Pa.). Travelers has not yet responded to the complaint but intends to vigorously contest ACandS' assertions and believes that it has meritorious defenses.

In addition to the proceedings described above Travelers and ACandS are also involved in litigation (*ACandS, Inc. v. Travelers Casualty and Surety Co.*, U.S.D.Ct., E.D. Pa.) commenced in September 2000. This litigation primarily involves the extent to which the asbestos bodily injury claims against ACandS are subject to occurrence limits under insurance policies issued by Travelers. Travelers has filed a motion to dismiss this action based upon the July 31, 2003 arbitration decision.

All three of the ongoing proceedings were stayed pending the bankruptcy court's ruling on ACandS' plan of reorganization. In light of the issuance of that ruling, Travelers is now evaluating its next steps in the proceedings. Travelers believes that the findings of the Bankruptcy Court support various of Travelers assertions in the proceedings.

Travelers believes that it has meritorious defenses in all these proceedings, which it is vigorously asserting, including, among others, that the purported settlements are not final, are unreasonable in amount and are not binding on Travelers; that any bankruptcy plan of reorganization which ACandS files is defective to the extent it seeks to accelerate any of Travelers obligations under policies issued to ACandS or to deprive Travelers of its right to litigate the claims against ACandS; that the arbitration award is valid and binding on the parties and applies the claims purportedly settled by ACandS during the pendency of the arbitration proceeding; and that the occurrence limits in the policies substantially reduce or eliminate Travelers obligations, if any, with respect to the purportedly settled claims.

In October 2001 and April 2002, two purported class action suits (*Wise* v. *Travelers,* and *Meninger* v. *Travelers)*, were filed against Travelers and other insurers in state court in West Virginia. The plaintiffs in these cases, which were subsequently consolidated into a single proceeding in Circuit Court of Kanawha County, West Virginia, allege that the insurer defendants engaged in unfair trade practices by inappropriately handling and settling asbestos claims. The plaintiffs seek to reopen large numbers of settled asbestos claims and to impose liability for damages, including punitive damages, directly on insurers. Lawsuits similar to *Wise* have been filed in Massachusetts (2002) and Hawaii (filed in 2002, and served in May 2003) (these suits are collectively referred to as the "Statutory and Hawaii Actions"). Also, in November 2001, plaintiffs in consolidated asbestos actions pending before a mass tort panel of judges in West Virginia state court moved to amend their complaint to name Travelers as a defendant, alleging that Travelers and other insurers breached alleged duties to certain users of asbestos products. In March 2002, the court granted the motion to amend. Plaintiffs seek damages, including punitive damages. Lawsuits seeking similar relief and raising allegations similar to those presented in the West Virginia amended complaint are also pending against Travelers in Louisiana, Ohio and Texas state courts (these suits, together with the West Virginia suit, are collectively referred to as the "common law claims").

15. COMMITMENTS AND CONTINGENCIES, Continued

All of the actions described in the preceding paragraph, other than the Hawaii Actions, are currently subject to a temporary restraining order entered by the federal bankruptcy court in New York, which had previously presided over and approved the reorganization in bankruptcy of Travelers former policyholder Johns Manville. In August 2002, the bankruptcy court conducted a hearing on Travelers motion for a preliminary injunction prohibiting further prosecution of the lawsuits pursuant to the reorganization plan and related orders. At the conclusion of this hearing, the court ordered the parties to mediation, appointed a mediator and continued the temporary restraining order. During 2003, the same bankruptcy court extended the existing injunction to apply to an additional set of cases filed in various state courts in Texas and Ohio as well as to the attorneys who are prosecuting these cases. The order also enjoins these attorneys and their respective law firms from commencing any further lawsuits against Travelers based upon these allegations without the prior approval of the court. The parties have met with the mediator several times, and on November 19, 2003, the parties advised the bankruptcy court that a settlement in principle of the Statutory and Hawaii Actions had been reached. This settlement in principle is subject to a number of significant contingencies, including the execution of a definitive settlement agreement. In addition, the bankruptcy court must issue an order approving the settlement agreement and clarifying certain prior orders of the bankruptcy court concerning the scope and breadth of the injunction previously entered by that court in the Johns Manville proceeding. All of these orders must become final and all appeals seeking to reverse these orders must have been denied in order for the settlement to take effect. The bankruptcy court will also hold hearings with respect to Travelers motion for a permanent injunction as it relates to all of the pending common law claims. If Travelers is successful in finalizing its settlement of the Statutory and Hawaii Actions and obtains the permanent injunction it is seeking with respect to the common law claims, then the Statutory and Hawaii Actions will have been resolved and the pending common law claims will have been enjoined. It is not possible to predict how the court will rule on the motion for a permanent injunction with respect to the common law claims or the motion to approve the settlement of the Statutory and Hawaii Actions, even assuming that the settlement in principle of these actions is finalized and reduced to an executed, definitive settlement agreement. If all of the conditions of the Statutory and Hawaii settlement in principle are not satisfied, or to the extent that the bankruptcy court does not enter the permanent injunction sought by Travelers with respect to the common law claims, then the temporary restraining order currently in effect will be lifted and Travelers will again be subject to the pending litigation and could be subject to additional litigation based on similar theories of liability.

Travelers has numerous defenses in all of the direct action cases. Many of these defenses have been raised in initial motions to dismiss filed by Travelers and other insurers. There have been favorable rulings during 2003 in Texas on some of these motions filed by other insurers during the pendency of the Johns Manville stay that dealt with statute of limitations and the validity of the alleged causes of actions. Travelers defenses include the fact that these novel theories have no basis in law; that they are directly at odds with the well established law pertaining to the insured/insurer relationship; that there is no generalized duty to warn as alleged by the plaintiffs; that to the extent that they have not been released by virtue of prior settlement agreements by the claimants with Travelers policyholders, all of these claims were released by virtue of approved settlements and orders entered by the Johns Manville bankruptcy court; and that the applicable statute of limitation as to many of these claims has long since expired.

15. COMMITMENTS AND CONTINGENCIES, Continued

Other Proceedings

Gulf Insurance Company (Gulf), a majority-owned subsidiary of TPC, brought an action on May 22, 2003, as amended on July 29, 2003, in the Supreme Court of New York, County of New York (*Gulf Insurance Company v. Transatlantic Reinsurance Company, et al.*), against Transatlantic Reinsurance Company (Transatlantic), and three other reinsurance companies to recover amounts due under reinsurance contracts issued to Gulf and related to Gulf's February 2003 settlement of a coverage dispute under a vehicle residual value protection insurance policy. On May 22, 2003, as amended on September 5, 2003, Transatlantic brought an action against Gulf regarding the same dispute, which has been consolidated with Gulf's action. Transatlantic seeks rescission of its vehicle residual value reinsurance contracts issued to Gulf and unspecified damages for breach of contract. XL Reinsurance America, Inc. (XL), Odyssey America Reinsurance Corporation (Odyssey) and Employers Reinsurance Company (Employers), the other defendant reinsurers, also filed answers and counterclaims in the Gulf action asserting positions similar to Transatlantic, including counterclaims for rescission of vehicle residual value reinsurance contracts issued to Gulf. On October 1, 2003, Gulf entered into a final settlement agreement with Employers, and all claims and counterclaims with respect to Employers have been dismissed. After the settlement, the Gulf action now seeks from the remaining three defendants a total of $90.9 million currently due under the reinsurance contracts, a declaration that $11.6 million will be payable under a second installment due in 2004, and consequential and punitive damages. Gulf denies the reinsurers' allegations, believes that it has a strong legal basis to collect the amounts due under the reinsurance contracts, and intends to vigorously pursue the action.

TPC and its board of directors have been named as defendants in three purported class action lawsuits brought by four of TPC's shareholders seeking injunctive relief as well as unspecified monetary damages. The actions are captioned *Henzel, et al. v. Travelers Property Casualty Corp., et al.* (Jud. Dist. of Waterbury, CT Nov. 17, 2003); *Vozzolo v. Travelers Property Casualty Corp., et al.* (Jud. Dist. of Waterbury, CT Nov. 17, 2003); and *Farina v. Travelers Property Casualty Corp., et al.* (Jud. Dist. of Hartford, CT December 15, 2003). The *Henzel* and *Vozzolo* actions were consolidated and transferred to the complex litigation docket in Waterbury, Connecticut; the *Farina* action is pending in Hartford, Connecticut.

All the complaints allege that TPC and its board of directors breached their fiduciary duties to TPC's shareholders in connection with the adoption of the merger and the merger agreement with SPC. According to the plaintiffs, the merger enriches TPC management to the detriment of TPC's shareholders. The plaintiffs further claim that the defendants failed to adequately investigate alternatives to the merger. The *Farina* complaint also names SPC and Adams Acquisition Corp, a wholly-owned subsidiary of SPC, as defendants, alleging that they aided and abetted the alleged breach of fiduciary duty. TPC believes the suits are wholly without merit and intends to vigorously defend against the suits.

15. COMMITMENTS AND CONTINGENCIES, Continued

In addition to those described above, Travelers is involved in numerous lawsuits, not involving asbestos and environmental claims, arising mostly in the ordinary course of business operations either as a liability insurer defending third-party claims brought against policyholders or as an insurer defending coverage claims brought against it. While the ultimate resolution of these legal proceedings could be significant to Travelers results of operations in a future quarter, in the opinion of Travelers management it would not be likely to have a material adverse effect on Travelers results of operations for a calendar year or on Travelers financial condition or liquidity.

See note 7 for additional discussion of asbestos and environmental reserves and claims matters.

Merger-Related Termination Fees

Under the merger agreement, each of SPC and Travelers has agreed to pay the other party a fee of $300 million in cash in any of the following payment events:

- if the other party (i) terminates the merger agreement as a result of the paying party having made a change of recommendation; or (ii) willfully and materially breaches its obligations or certain of its obligations in connection with the filing with the SEC of the companies' joint proxy statement/prospectus;

- if (i) prior to termination, an Acquisition Proposal (as defined in the merger agreement) relating to the paying party was made or renewed and not publicly withdrawn at least 20 days prior to such party's shareholder vote, (ii) either party terminates the merger agreement following the paying party's failure to obtain its required shareholder approval and (iii) within 18 months following termination, the paying party enters into a definitive agreement for, or consummates, an Acquisition Proposal; or

- if (i) prior to termination, an Acquisition Proposal relating to the paying party was made or renewed and not publicly withdrawn at least 20 days prior to the termination of the merger agreement, (ii) either party exercises its right to terminate the merger agreement based on the merger not having been consummated on or before November 30, 2004 and (iii) within 18 months following termination, the paying party enters into a definitive agreement for, or consummates, an Acquisition Proposal.

16. RELATED PARTY TRANSACTIONS

Prior to the Citigroup Distribution, Travelers provided and purchased services to and from Citigroup affiliated companies, including facilities management, banking and financial functions, benefit coverages, data processing services, and short-term investment pool management services. Charges for these shared services were allocated at cost. In connection with the Citigroup Distribution, Travelers and Citigroup and its affiliates entered into a transition services agreement for the provision of certain of these services, tradename and trademark and similar agreements related to the use of trademarks, logos and tradenames and an amendment to the March 26, 2002 Intercompany Agreement with Citigroup. During the first quarter of 2002, Citigroup provided investment advisory services on an allocated cost basis, consistent with prior years. On August 6, 2002, Travelers entered into an investment management agreement, which has been applied retroactively to April 1, 2002, with an affiliate of Citigroup whereby the affiliate of Citigroup is providing investment advisory and administrative services to Travelers with respect to its entire investment portfolio for a period of two years and at fees mutually agreed upon, including a component based on performance. Charges incurred related to this agreement were $59.7 million and $47.2 million for the year ended December 31, 2003 and for the period from April 1, 2002 through December 31, 2002, respectively. This agreement terminates on March 31, 2004. Travelers intends to arrange an orderly transition of the investment management and the associated accounting and administrative services to St. Paul Travelers following the merger with SPC. Travelers and Citigroup also agreed upon the allocation or transfer of certain other liabilities and assets, and rights and obligations in furtherance of the separation of operations and ownership as a result of the Citigroup Distribution. The net effect of these allocations and transfers, in the opinion of management, was not significant to Travelers results of operations or financial condition.

For a period of two years following the Citigroup Distribution, Travelers has the right of first offer to provide Citigroup property and casualty coverage that it does not currently provide to it and Citigroup has the right of first offer to provide Travelers any financial service it does not currently provide to Travelers, at market rates, terms and conditions at the time of the offer. Neither party is required to purchase the services at rates, terms or conditions less favorable than those offered by any third party at the time of the offer.

Included in revenues in the consolidated statement of income (loss) is $520.0 million from the Citigroup indemnification agreement in 2002. At December 31, 2002, other assets in the consolidated balance sheet include a $360.7 million receivable under the Citigroup indemnification agreement, which was received during the first quarter of 2003. See note 7.

In conjunction with the purchase of TIGHI's outstanding shares in April 2000, TPC borrowed $2.2 billion pursuant to a note agreement with Citigroup. This note was prepaid during 2002 following the offerings. Interest expense included in the consolidated statement of income was $5.5 million and $79.2 million in 2002 and 2001, respectively. See note 8.

Travelers has line of credit agreements with Citigroup. See note 8.

Travelers had notes payable to Citigroup of $700.0 million at December 31, 2002, which was repaid during 2003. Interest expense included in the consolidated statement of income was $9.1 million, $18.1 million and $8.7 million in 2003, 2002 and 2001, respectively. See note 8.

On October 1, 2001, Travelers paid $329.5 million to Citigroup for The Northland Company and its subsidiaries and Associates Lloyds Insurance Company. In addition, on October 3, 2001, the capital stock of Associates Insurance Company, with a net book value of $356.5 million, was contributed to Travelers. See note 2.

16. RELATED PARTY TRANSACTIONS, Continued

At December 31, 2003 and 2002, Travelers had $14.6 million and $60.2 million, respectively, of securities pledged as collateral to Citigroup to support a letter of credit facility for certain of Travelers surety customers.

In the ordinary course of business, Travelers purchases and sells securities through formerly affiliated broker-dealers. These transactions are conducted on an arm's-length basis. Commissions are not paid for the purchase and sale of debt securities. Citigroup was the underwriter of the offerings and received underwriting discounts and commissions of approximately $90.0 million.

Travelers participates in reinsurance agreements with TIC, a former affiliate. See note 6.

Travelers purchases annuities from former affiliates to settle certain claims. Through 2004, Travelers has agreed to use TIC as the most preferred provider of annuities, as long as Citigroup maintains competitive ratings and its products are competitively priced. Reinsurance recoverables at December 31, 2003 and 2002 included $760.6 million and $810.4 million, respectively, related to these annuities.

17. NONCASH FINANCING AND INVESTING ACTIVITIES

There were no significant noncash financing or investing activities for the year ended December 31, 2003. In 2002, TPC paid dividends of $5.095 billion to Citigroup in the form of notes payable. These notes were all repaid during 2002. On October 3, 2001, the capital stock of Associates Insurance Company, with a net book value of $356.5 million, was contributed to Travelers.

18. SELECTED QUARTERLY FINANCIAL DATA (Unaudited)

2003 (in millions, except per share data)	**First Quarter**	**Second Quarter**	**Third Quarter**	**Fourth Quarter**	**Total**
Total revenues	**$ 3,603.0**	**$ 3,748.7**	**$ 3,745.5**	**$ 4,042.0**	**$ 15,139.2**
Total expenses	**3,195.7**	**3,148.0**	**3,184.8**	**3,381.3**	**12,909.8**
Income before federal income taxes and minority interest	**407.3**	**600.7**	**560.7**	**660.7**	**2,229.4**
Federal income taxes	**89.8**	**155.1**	**131.6**	**160.9**	**537.4**
Minority interest, net of tax	**(22.5)**	**4.4**	**3.0**	**11.1**	**(4.0)**
Net income	**$ 340.0**	**$ 441.2**	**$ 426.1**	**$ 488.7**	**$ 1,696.0**
Earnings per share (1):					
Basic	**$ 0.34**	**$ 0.44**	**$ 0.43**	**$ 0.49**	**$ 1.69**
Diluted	**0.34**	**0.44**	**0.42**	**0.49**	**1.68**

(1) Due to the averaging of shares, quarterly earnings per share may not add to the total for the full year.

2002 (in millions, except per share data)	**First Quarter**	**Second Quarter**	**Third Quarter**	**Fourth Quarter**	**Total**
Total revenues	$ 3,232.7	$ 3,319.8	$ 3,563.9	$ 4,153.3	$ 14,269.7
Total expenses	2,778.4	2,884.6	3,224.3	5,642.2	14,529.5
Income (loss) before federal income taxes, cumulative effect of change in accounting principle and minority interest	454.3	435.2	339.6	(1,488.9)	(259.8)
Federal income taxes (benefit)	109.6	103.2	6.0	(695.3)	(476.5)
Minority interest, net of tax	-	-	1.3	(.2)	1.1
Income (loss) before cumulative effect of change in accounting principle	344.7	332.0	332.3	(793.4)	215.6
Cumulative effect of change in accounting for goodwill and other intangible assets, net of tax	(242.6)	-	-	-	(242.6)
Net income (loss)	$ 102.1	$ 332.0	$ 332.3	$ (793.4)	$ (27.0)
Basic and diluted earnings per share (1)					
Income (loss) before cumulative effect of change in accounting principle	$ 0.43	$ 0.33	$ 0.33	$ (0.79)	$ 0.23
Cumulative effect of change in accounting principle	(0.30)	-	-	-	(0.26)
Net income (loss)	$ 0.13	$ 0.33	$ 0.33	$ (0.79)	$ (0.03)

(1) Due to the averaging of shares, quarterly earnings per share may not add to the total for the full year.

19. SUBSEQUENT EVENT (UNAUDITED)

The consolidated financial statements include the accounts of Travelers Property Casualty Corp. ("TPC") and its subsidiaries. On April 1, 2004, TPC merged with a subsidiary of The St. Paul Companies, Inc. ("SPC"), as a result of which TPC has become a wholly owned subsidiary of SPC, now known as The St. Paul Travelers Companies, Inc. (together with its subsidiaries, "St. Paul Travelers"). Each share of TPC par value $0.01 class A common stock and par value $0.01 class B common stock was exchanged for 0.4334 of a share of St. Paul Travelers common stock without designated par value. For accounting purposes, this transaction will be accounted for as a reverse acquisition with TPC treated as the accounting acquirer. Accordingly, this transaction will be accounted for as a purchase business combination, using TPC historical financial information and applying fair value estimates to the acquired assets, liabilities and commitments of SPC as of April 1, 2004. Beginning April 1, 2004, the results of operations and financial condition of SPC will be consolidated with Travelers.

For further information regarding SPC or St. Paul Travelers, please see their respective filings with the SEC, including:

- SPC's Form 10-K for the year ended December 31, 2003 with respect to the results of operations, financial condition and related commitments, contingencies and uncertainties of SPC for the year ended December 31, 2003; and
- St. Paul Travelers Form 10-Q for the period ended March 31, 2004 filed on May 10, 2004.

Shareholders' Information

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Stock Price and Dividend Rate

Automatic Dividend Reinvestment Program

Stock Transfer Agent and Registrar

Annual Shareholders' Meeting

Financial Information Available


ST PAUL
TRAVELERS

www.stpaultravelers.com

NYSE: STA